As filed with the Securities and Exchange Commission on September 11, 2015

Registration No. 333-199602

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 4

TO THE

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

First Guaranty Bancshares, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Louisiana	6022	26-0513559
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 East Thomas Street

Hammond, Louisiana 70401

(985) 345-7685

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mr. Alton B. Lewis, Jr.

President and Chief Executive Officer

400 East Thomas Street

Hammond, Louisiana 70401

(985) 345-7685

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Benjamin M. Azoff, Esq. Jeffrey M. Cardone, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	Michael T. Rave, Esq. Day Pitney LLP One Jefferson Road Parsippany, New Jersey 07054 (973) 966-6300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, $1.00 par value per share	$20,000,000	$2,324

(1)	Includes the shares of common stock that the underwriter has the option to purchase pursuant to their purchase option.
(2)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Previously paid a registration fee of $12,829.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 11, 2015

PRELIMINARY PROSPECTUS

                Shares

First Guaranty Bancshares, Inc.

We are offering              shares of our common stock, par value $1.00 per share. Shares of our common stock are quoted on the OTC Pink Marketplace operated by the OTC Markets Group, Inc., or OTC Pink, under the symbol “FGBI” and trading in our common stock also occurs through First Guaranty Bank, our co-transfer agent. On                     , 2015, the last reported sales price for shares of our common stock as reported on the OTC Pink and as reported to First Guaranty Bank, our co-transfer agent, was $             per share and $             per share, respectively. It is currently estimated that the public offering price of our common stock will be $             per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol “FGBI.”

Investing in our common stock involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 11 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	The offering of our common stock will be conducted on a firm commitment basis. See “Underwriting” for additional information regarding our agreement with the underwriters in connection with the offering.

We have granted the underwriters an option to purchase up to an additional shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discount within 30 days of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock in this offering are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock against payment on or about                     , 2015, subject to customary closing conditions.

SANDLER O’NEILL + PARTNERS, L.P.

The date of this prospectus is                     , 2015.

ABOUT THIS PROSPECTUS

In this prospectus, references to “First Guaranty Bancshares,” the “Company,” “we,” “us” or “our” refer to First Guaranty Bancshares, Inc., and its subsidiaries on a consolidated basis, except where the context otherwise requires or as otherwise indicated. All references in this prospectus to the “Bank” refer to First Guaranty Bank, the wholly-owned banking subsidiary of First Guaranty Bancshares, Inc. We also use the term “government agencies” to include government sponsored enterprises in discussions of our investment securities. We also sometimes refer to specific non-farm non-residential loans as “commercial real estate loans.”

Neither we nor the underwriters have authorized anyone to provide you with any additional information or information that is different from that contained in this prospectus or any related free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

INDUSTRY AND MARKET DATA

Market data contained in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” We qualify as an “emerging growth company” and believe that we will continue to qualify as an “emerging growth company” for five years from the completion of the offering.

As an “emerging growth company” we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are permitted to present only two years of audited financial statements and discuss our results of operations for only two years in the related “Management’s Discussions and Analysis of Financial Condition and Results of Operations” section;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting;

•	we may choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements;

•	we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may choose to take advantage of some or all of these reduced reporting and other regulatory requirements. We have elected to adopt the reduced disclosure requirements described above (except for the number of years presented in the audited financial statements and Management’s Discussions and Analysis of Financial Condition and Results of Operations) for purposes of the registration statement of which this prospectus is a part.

i

Following this offering, we may continue to take advantage of some or all of the reduced regulatory, accounting and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have decided not to opt in to the extended transition period for the adoption of new or revised accounting standards, which means that the consolidated financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion; (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related thereto before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Company Overview

First Guaranty Bancshares is a Louisiana corporation and a bank holding company headquartered in Hammond, Louisiana. Our wholly owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services mainly to Louisiana customers through 21 banking facilities primarily located in the metropolitan statistical areas, or MSAs, of Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City. Our principal business consists of attracting deposits from the general public and local municipalities in our market areas and investing those deposits, together with funds generated from operations and borrowings in securities and in lending activities to serve the credit needs of our customer base, including commercial real estate loans, commercial and industrial loans, one- to four-family residential real estate loans, construction and land development loans, agricultural and farmland loans, and to a lesser extent, consumer and multifamily loans. We also participate in certain syndicated loans, including shared national credits, with other financial institutions.

At June 30, 2015, we had consolidated total assets of $1.5 billion, total deposits of $1.3 billion and total shareholders’ equity of $145.8 million.

Our History and Growth

First Guaranty Bank was founded in Amite, Louisiana on March 12, 1934. While the origins of First Guaranty Bank go back over 81 years, we began our modern history in 1993 when an investor group, led by Marshall T. Reynolds, our Chairman, invested $3.6 million in First Guaranty Bank as part of a recapitalization plan with the objective of building a community-focused commercial bank in our Louisiana markets. Since the implementation of that recapitalization plan, we have grown from six branches and $159 million in assets at the end of 1993 to 21 branches and $1.5 billion in assets at June 30, 2015, with a compound annual growth rate, or CAGR of 11.1%. We have also paid a quarterly dividend for 88 consecutive quarters at June 30, 2015. On July 27, 2007, we formed First Guaranty Bancshares and completed a one-for-one share exchange that resulted in First Guaranty Bank becoming the wholly-owned subsidiary of First Guaranty Bancshares (the “Share Exchange”) and First Guaranty Bancshares becoming an SEC reporting public company.

As our franchise has expanded, we have established a record of steady growth and successful operations, while preserving our strong credit culture, as demonstrated by our:

•	balance sheet growth, with a CAGR of 6.6% in assets, 7.9% in loans and 6.7% in deposits for the period from December 31, 2010 to June 30, 2015;

•	balance sheet growth, with a CAGR of 5.7% in assets, 12.4% in loans and 5.3% in deposits for the period from December 31, 2013 to December 31, 2014;

•	balance sheet growth, with a CAGR of 2.8% in assets, 10.1% in loans and 1.5% in deposits for the period from June 30, 2014 to June 30, 2015;

•	earnings growth, with a CAGR of 15.9% in net income for the year ended December 31, 2011 to the six months ended June 30, 2015;

•	earnings growth, with a CAGR of 22.7% in net income for the year ended December 31, 2013 to the year ended December 31, 2014;

•	earnings growth, with a CAGR of 33.0% in net income for the six months ended June 30, 2014 to the six months ended June 30, 2015;

•	tangible book value per share growth, with a CAGR of 7.1% for the period from December 31, 2010 to June 30, 2015; and

•	asset quality, as reflected by a non-performing assets to total assets ratio of 1.10% at June 30, 2015 as compared to a non-performing assets to total assets ratio of 2.73% at December 31, 2010.

Since our Share Exchange, we have supplemented our organic growth with two acquisitions, which added stable deposits that provided funding for our lending business and extended our geographic footprint in the Baton Rouge and Hammond MSAs. The following table summarizes the two acquisitions:

Acquired Institution/Market	Date of Acquisition	Deal Value	Fair Value of Total Assets Acquired
		(dollars in thousands)
Greensburg Bancshares, Inc.	July 1, 2011	$5,308	$89,386
Baton Rouge MSA
Homestead Bancorp, Inc.	July 30, 2007	12,140	129,606
Hammond MSA

In addition, our participation in the Small Business Lending Fund (the “SBLF”) has enabled us to leverage $39.4 million in capital received from the United States Department of the Treasury (the “U.S. Treasury”) to grow our lending business. As a result of the SBLF capital, we have been able to grow our qualified small business lending by $40.9 million since 2011. The majority of this loan growth has been concentrated in owner-occupied commercial real estate and commercial and industrial loans.

Subject to the approval of the Federal Reserve Bank of Atlanta (“Federal Reserve” or “Federal Reserve Bank”), we intend to repay the $39.4 million in SBLF capital received from the U.S. Treasury by December 31, 2015. We expect to use a combination of the following potential sources of funds to repay SBLF: (1) cash from First Guaranty Bancshares; (2) net proceeds from this offering; (3) funds received from an offering of subordinated debt; and (4) a secured loan from another financial institution. Following completion of this offering, we anticipate raising approximately $10.0 million to $20.0 million through the issuance of subordinated debt in either a private or public offering. In addition, we are in the process of securing a line of credit from another financial institution for up to $25.0 million secured by a pledge of 85% of First Guaranty Bank’s common stock held by First Guaranty Bancshares.

Our Markets

A key factor contributing to our ability to achieve our business goals and to create shareholder value is the attractiveness of the Louisiana market, including the favorable demographic and economic characteristics of our target markets in Louisiana. Our primary market areas include the Louisiana MSAs of Hammond, Baton Rouge, Lafayette, and Shreveport-Bossier City. On occasion, we originate non-syndicated loans outside Louisiana, typically to borrowers who reside in Louisiana. Most of our branches are located along the major Louisiana interstates of I-12, I-10, I-55 and I-20.

The table below summarizes certain key demographic information provided by the Federal Deposit Insurance Corporation (the “FDIC”) and SNL Financial relating to our target markets and our presence within these markets:

	June 30, 2014 Deposits	June 30, 2013 Deposits	Year- to- Year Growth	Number of Offices	June 30, 2014 Deposit Market Share	Market Rank	2015 Population	June 2015 Unemployment Rate	Projected 2015-2020 Population Growth	2015 Median Household Income	Projected 2015-2020 Household Income Growth
	(dollars in thousands)
Primary MSAs
Hammond	$636,570	$630,286	1.0%	8	37.9%	1	127,605	8.0%	5.0%	$38,019	6.6%
Baton Rouge	239,396	225,300	6.3%	5	1.3%	9	828,215	6.2%	3.4%	52,747	10.6%
Lafayette	152,392	146,708	3.9%	1	1.4%	15	485,611	6.8%	4.1%	47,725	10.0%
Shreveport-Bossier City	150,584	110,358	36.5%	3	2.0%	13	446,940	7.8%	1.7%	47,259	14.2%

Total/Weighted Average	$1,178,942	$1,112,652	6.0%	17					4.1%	$43,298	8.8%

Louisiana							4,662,869	7.0%	2.9%	$45,576	6.8%
United States							319,459,991	5.5%	3.5%	53,706	6.7%

Hammond MSA. We are headquartered in Hammond, Louisiana and approximately 50% of our deposits are in the Hammond MSA, our largest deposit concentration market. We had a deposit market share of 37.9% (at June 30, 2014) in the Hammond MSA, placing us first overall. Hammond is the principal city of the Hammond MSA, which includes all of Tangipahoa Parish, and is located approximately 50 miles north of New Orleans and 30 miles east of Baton Rouge. The Hammond MSA has a population of approximately 125,000. Hammond is intersected by I-55 and I-12, which are two heavily travelled interstate highways. As a result of Hammond’s close proximity to New Orleans and Baton Rouge, Hammond and Tangipahoa Parish are among the fastest growing cities and Parishes in Louisiana. There is an abundance of new development, both commercial and residential, as well as numerous hotels which absorb overflowing demand for rooms near major events in New Orleans. Hammond is also the home of the main campus of Southeastern Louisiana University, with an enrollment of approximately 15,000 students.

The Hammond Northshore Regional Airport is a backup landing site for the Louis Armstrong New Orleans International Airport. The Louisiana National Guard maintains a 56-acre campus at the airport, which is home to the 1/244th Air Assault Helicopter Battalion. Port Manchac, which provides egress via Lake Ponchartrain with the Gulf of Mexico, is located 15 miles south of Hammond. The Hammond Amtrak Station located in downtown Hammond is on Amtrak’s City of New Orleans route, which runs from New Orleans to Chicago, Illinois. The combination of highway, air, sea and rail transportation has made Hammond a major transportation and commercial hub of Louisiana. Hammond hosts numerous warehouses and distribution centers, and is a major distribution point for Wal-Mart and Winn Dixie.

Baton Rouge MSA. Baton Rouge is the capital of Louisiana and the MSA has a population of approximately 824,000. As the capital city, Baton Rouge is the political hub for Louisiana. The state government is the largest employer in Baton Rouge. Baton Rouge is the farthest inland port on the Mississippi River that can accommodate ocean-going tankers and cargo carriers. As a result, Baton Rouge’s largest industry is petrochemical production and manufacturing. The ExxonMobil facility in Baton Rouge is one of the largest oil refineries in the country. Both Albemarle Corporation and Dow Chemical Company have large plants in the area. Methanex is relocating two methanol plants from Chile to the Baton Rouge MSA. IBM has started construction on a service center in downtown Baton Rouge, which is part of the $55 million urban development project. The service center is expected to be completed by the end of 2015, and is estimated to create 800 new direct jobs and 542 indirect jobs. Baton Rouge also has a diverse economy comprised of healthcare, education, finance and motion pictures. The main campus of Louisiana State University, with an enrollment of approximately 30,000 students, and Southern University, with an enrollment of approximately 7,000 students, are located in Baton Rouge.

Our market areas in the Baton Rouge MSA also include the Livingston and St. Helena Parishes. Livingston Parish’s growth is tied to Baton Rouge as it is a suburban community with many of its residents commuting to Baton Rouge for employment. The economy for St. Helena Parish is comprised primarily of forestry operations, construction, manufacturing, educational services, health care, and social assistance. The 1,500-acre Kleinpeter Farm Dairy is located in this Parish, which is Louisiana’s largest family owned dairy farm. It is also the home to Louisiana Technical College Florida Parish Branch Campus. St. Helena Parish Hospital and Southland Steel Fabricators are the Parish’s two largest employers.

Lafayette MSA. Lafayette is Louisiana’s third largest city and deposit market, and is located in the Lafayette-Acadiana region. The Lafayette MSA has a population of approximately 479,000. Its major industries include oil and gas, healthcare, construction, manufacturing and agriculture. Historically, the oil and gas industry has been the catalyst for growth in Lafayette, with major oil and gas employers in the region including Schlumberger, Inc., Offshore Cleaning Systems and Shaw Global Energy Service, Inc. However, healthcare is now a prominent economic driver, with Lafayette serving as a major regional health center, attracting specialized treatment centers, and along with them, preeminent physicians, researchers and scientists. With respect to agriculture, sugarcane and rice are the leaders among the plant producers within the area, with approximately 30,000 acres of sugarcane and 51,000 acres of rice plantings. Lafayette also has numerous beef producers and fisheries. We finance agricultural loans, predominately out of our Abbeville and Jennings branches, in Southwest Louisiana. Lafayette is home to the University of Louisiana at Lafayette, with an enrollment of approximately 17,000 students.

Shreveport-Bossier City MSA. Our primary market areas in northwest Louisiana are the Bossier and Caddo Parishes, which are a part of the Shreveport-Bossier City MSA. The Shreveport and Bossier City MSA has a population of approximately 451,000. Shreveport and Bossier City are located in northern Louisiana on I-20, approximately 15 miles from the Texas state border and 185 miles east of Dallas, Texas. Our primary market area has a diversified economy with employment in services, government and wholesale/retail trade constituting the basis of the local economy, with service jobs being the largest component. The majority of the services are health care related as Shreveport has become a regional hub for health care. The casino gaming industry, with its Las Vegas-style gaming, year-round festivals and local dining, also supports a significant number of service jobs. The energy sector has a prominent role in the regional economy, resulting from oil and gas exploration and drilling. Bossier Parish is also the home to the Barksdale Air Force Base, which has 12,000 employees.

More information about our markets can be found in the “Business” section under “—Our Markets.”

Our Strategy

Our mission is to increase shareholder value while providing services for and contributing to the growth and welfare of the communities that we serve. As “The Relationship Bank,” our mission is to become the bank of choice for small business and consumer customers who are located in both metropolitan and rural markets. We desire to grow our market share along Louisiana’s key interstate corridors of major interstates I-12, I-55, I-10 and I-20 both organically and through strategic acquisitions. To achieve this, we seek to implement the following strategies:

Continue to Increase Total Loans as a Percentage of Assets. We plan to continue to change our asset composition by growing our loan portfolio to increase our total loans as a percentage of our assets. Our loan to deposit ratio was 60.1% as of June 30, 2015.

The growth in our loan portfolio has broadened our customer base, reduced our interest rate risk exposure to fixed rate investment securities, and helped us expand our net interest margin. We have invested in the internal development of our lending department along with the select addition of experienced lenders.

We intend to continue to grow our loan portfolio organically by targeting small and medium-sized businesses engaged in manufacturing, agriculture, petrochemicals, healthcare and other professional services. As a participant in the SBLF, we developed and executed a sustained loan growth campaign focused on these target loan areas beginning in 2011 that far exceeded our original goals of the program. Our gross loan portfolio has increased by $234.8 million, or 40.8%, to $810.4 million at June 30, 2015 from $575.6 million at December 31, 2010.

Our commercial lending team is organized around our regional market areas of Louisiana. A senior experienced lender leads each market team and ensures that our lenders deliver timely service to customers, meet and exceed expectations of loan approval time, and broaden customer relationships through referrals. We intend to hire a seasoned chief lending officer who will manage our loan portfolio and foster strong commercial and consumer lending opportunities in both our current and new market areas.

We are expanding upon our successful small business lending program with a new emphasis on growing our Small Business Administration (“SBA”), United States Department of Agricultural (“USDA”) and commercial leasing lending programs. We have invested in training key personnel to focus on this market as we believe that SBA, USDA and commercial leasing loans can serve as new market opportunities for our Bank. We will continue to be a leading agricultural lender and grow our Farm Services Agency (“FSA”) lending.

Over the last eight years, we have pursued a focused program to participate in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan, which is typically secured by business assets or equipment, and also commercial real estate) with a larger regional financial institution as the lead lender. Our focus has been to finance middle market companies whose borrowing needs typically range from $25 million to $75 million. Syndicated loans diversify our loan portfolio, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines that we use when evaluating these loans. Our credit department completes its own independent review of these loans and our board of directors has created a special committee to oversee the underwriting and approval of these loans. We have not had any credit losses associated with our syndicated loan portfolio during the last eight years. At June 30, 2015, all of the loans in the syndicated loan portfolio were performing in accordance with their contractual terms. At June 30, 2015, we had $115.1 million in syndicated loans representing 14.2% of our total loan portfolio. We expect to continue our syndicated lending program for the foreseeable future.

We intend to grow our consumer loan portfolio principally through our residential mortgage program. We hired an experienced team leader in 2013 to grow the consumer residential mortgage business and we have invested in systems to accelerate the decision making process to deliver quality customer service to our customers. We intend to leverage our existing branch network to expand our retail lending. We have expanded our technology to make it easier for both individual and business customers to bank with us through mobile and internet banking.

Expand Individual and Business Deposits and Maintain our Public Funds Program. Our deposit strategy is focused on continuing to expand our individual and business deposit bases while maintaining our public funds deposit program. Our deposit strategy leverages off the market share dominance that we have in several of our markets, such as the Hammond MSA where we had a 37.9% deposit market share at June 30, 2014, placing us first overall. In recent years, we have worked to prudently and diligently lower our cost of deposits. Our commercial and consumer lending teams focus on building business and individual deposits concurrent with loans. Our public funds department is dedicated to maintaining strong relationships with our well diversified base of public entities. We provide a variety of services to our public funds clients. Our public funds deposit program has provided us with a stable and low cost source of funding. We will continue to concentrate on keeping many of these funds under contract as we are often the fiscal agent for these governmental agencies which helps maintain this funding.

Maintain Strong Asset Quality. We emphasize a disciplined credit culture based on intimate market knowledge, close ties to our customers, sound underwriting standards and experienced loan officers. While the challenging operating environment which began following the 2008-2009 recession of the United States contributed to an increase in problem assets, management’s primary objective has been to expeditiously reduce the level of non-performing assets through diligent monitoring and aggressive resolution efforts. The results of this effort are reflected in our improved asset quality. At June 30, 2015, non-performing assets totaled $16.6 million, or 1.10% of total assets, and has declined by $14.4 million from $31.0 million, or 2.73% of total assets at December 31, 2010.

Pursue Strategic Acquisitions. Our strategy is to supplement our organic growth by executing a targeted and disciplined acquisition strategy of community banks and non-banking financial companies in Louisiana and the Southeast and South Central regions of the United States as opportunities arise. We have successfully integrated prior acquisitions as demonstrated by our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007. Our board of directors’ broad experiences across many industries assists us in expanding our business. Our Chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks both organically and through acquisitions throughout the United States.

Mr. Reynolds was Chairman of Key Centurion Bancshares, Inc. from 1985 to 1993 and was instrumental in building the bank holding company from one bank with total assets of approximately $215.0 million into the largest bank holding company based in West Virginia at the time of its sale consisting of seventeen banks with total assets of approximately $3.0 billion. Key Centurion Bancshares sold to Banc One in 1993 for $546 million. The growth of Key Centurion Bancshares was primarily accomplished through a series of successful acquisitions of community banks.

We believe our ability to execute an acquisition strategy has been enhanced by our internal investments in the areas of operations, compliance, finance, credit and information technology that provide us with a scalable platform for growth. Our focus will be on targets with quality loan portfolios and a long term deposit customer base, particularly those with high levels of consumer and retail checking accounts, low cost deposits and favorable market share. We intend to pursue opportunities that will be accretive to earnings, result in a tangible book value earn back of approximately three years, strengthen our franchise, and ultimately enhance shareholder value. We also believe the listing of our shares on NASDAQ will provide us with a more marketable and liquid stock currency that will be attractive to potential targets.

Our Competitive Strengths

We believe the following competitive strengths will allow us to capitalize on market opportunities and create value for our shareholders:

We are The Relationship Bank. We have been providing banking services for over 81 years, and our dedication to serving the needs of individuals and businesses in our communities is stronger than ever. We have a strong network of loyal customers and are a market leader in several of the Parishes that we serve. At June 30, 2015, we expanded our demand deposit checking accounts to approximately 24,000 accounts. We are number one in deposit market share in the Hammond MSA. Our goal is to provide a consistent customer experience across our branches and make doing business with us easy and enjoyable. We have initiated an internal customer relationship management system to help maximize the profitability of our customers and identify ways to expand our relationships. Through this system, we are able to detect trends in our customers’ behaviors and life stages so that we can offer products and services to satisfy their evolving needs. Our decisions are locally based, and we believe we approve loans faster than our competition. We also make significant charitable contributions to our local communities.

Well-Positioned to Grow in Louisiana’s Most Attractive Markets. Our primary customer base is in the Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City MSAs, which rank among the fastest growing markets in Louisiana, a growth that has fueled job creation, commercial and industrial development and housing starts. The weighted average projected population growth of the Company’s MSAs from 2015 to 2020 is projected to be 17% higher than the projected national average, and the Company’s weighted average MSA household income is projected to be 31% higher than the projected national average from 2015 to 2020. These economic indicators reflect an expanding economy for the markets in which we operate. We have concentrated our operations in the most economically vibrant portions of Louisiana, with our headquarters and numerous locations in the growing I-12, I-55, I-10 and I-20 corridors in Louisiana. We believe our ability to operate successfully within these markets will facilitate our continued organic growth as the economies in our markets expand.

Proven Acquisition Success. As evidenced by our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007, we have developed a disciplined acquisition and integration strategy capable of identifying potential targets for strategic combinations, conducting thorough due diligence on these companies, determining if the acquisition would enhance shareholder returns, and consummating the acquisition. We have successfully integrated the acquired company’s operations into our existing operational platform and built on the acquired entity’s market presence. In addition, our chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks, including through strategic acquisitions. Our acquisition experience positions us to continue to capitalize on additional opportunities in the future.

Strong Board, Management and Infrastructure in Place to Accommodate Growth. Our directors and executive officers have a demonstrated track record of managing growth profitability. Led by our Chairman, Marshall T. Reynolds, who has more than 40 years of banking experience and a successful career as a business leader, we have substantially grown our deposit base and loan portfolio, both organically and through successful acquisitions, while maintaining a strong credit culture and a relationship-based and community-service focused approach to banking. Our board and executive officers have significant depth in lending, credit administration, finance, operations and information technology. In addition, our directors and executive officers own 39.6% of the Company’s common stock as of September 8, 2015 evidencing their commitment to our long-term success.

We have dedicated significant resources over the last several years building both our personnel and technological infrastructure. Our employees regularly attend continuing education seminars and banking schools, which provide training on all components of the banking business. We have expanded our internal capabilities for compliance with the Bank Secrecy Act of 1970 (“BSA”), the Community Reinvestment Act (“CRA”) and general regulatory compliance. Our technological enhancements include more robust internal modeling and budgeting systems, a new credit underwriting system that expedites loan decisions, cybersecurity and enhancements to customer services via our website, remote deposit capture, and mobile banking services. We believe these improvements will enhance our operating efficiencies and help us manage our growth more efficiently.

Credit and Risk Management. We have well defined credit and risk management policies, including comprehensive policies and procedures for credit underwriting and administration that have enabled us to maintain strong asset quality. Our loan committee includes directors who are also significant shareholders in the Company, and as a result are acutely aware of risk mitigation and cost discipline. We also have a complete separation between the lending and underwriting department, and all loans over $500,000 require consensus approval by members of the Bank’s loan committee and loans over $10 million require approval of our Bank’s board of directors.

Diversified Balance Sheet. We believe that the diversification in our balance sheet, both in composition of our assets and our liabilities serves to enhance our overall capabilities. Our knowledge and experience with managing a profitable investment portfolio, the continued expansion of our local lending, our capability to participate in select syndicated loans and our continued success with public funds deposits enhances our core franchise.

Our Corporate Information

Our principal executive offices are located at 400 East Thomas Street, Hammond, Louisiana 70401, and our telephone number at this address is (985) 345-7685. Our website address is www.fgb.net. The information contained on, or otherwise accessible through, our website is not a part of, and is not incorporated by reference into, this prospectus.

THE OFFERING

Common Stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common Stock to be outstanding after this offering	shares (or shares if the underwriters’ exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), assuming a public offering price of $ per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds of the offering to support the growth in the Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions and for other general corporate purposes. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction. We also may use a portion of the proceeds of the offering to redeem a portion of the 39,435 shares of the Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”) that we issued to the U.S Treasury as part of our participation in the SBLF program by December 31, 2015, subject to regulatory approval. See “Use of Proceeds.”

Dividend policy	For every quarter subsequent to the Share Exchange on July 27, 2007 that resulted in First Guaranty Bank becoming the wholly-owned subsidiary of First Guaranty Bancshares, we have paid a quarterly dividend of $0.16 per share to our common shareholders. First Guaranty Bancshares (and First Guaranty Bank prior to the Share Exchange) has paid a quarterly dividend for 88 consecutive quarters at June 30, 2015. Subject to the approval of our board of directors and regulatory restrictions, we intend to continue the payment of a cash dividend of $0.16 per share on a quarterly basis to holders of our common stock. Our board of directors will make any determination whether or not to pay dividends based upon our financial condition, results of operation, capital and regulatory and contractual restrictions and other relevant factors. See “Dividend Policy.”

Proposed Listing	We have applied to list our common stock on the NASDAQ Global Market under the symbol “FGBI.”

Risk factors	Investing in our common stock involves risks. Please read the section entitled “Risk Factors” beginning on page 11 of this prospectus for a discussion of various matters you should consider before making an investment decision.

Unless expressly indicated or the context otherwise requires, all information in this prospectus assumes: (1) no exercise by the underwriters of their option to purchase up to an additional                      shares of our common stock in this offering; and (2) a public offering price of $         per share.

Summary Historical Consolidated Financial and Other Data

The following tables set forth summary historical consolidated financial and other data of First Guaranty Bancshares and its subsidiary for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding First Guaranty Bancshares contained elsewhere in this prospectus, including the consolidated financial statements and related notes beginning on page F-1 of this prospectus. The information at December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012 is derived in part from the audited consolidated financial statements that appear elsewhere in this prospectus. The information at December 31, 2012 and 2011 and for the year ended December 31, 2011 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at June 30, 2015 and June 30, 2014 and for the six months ended June 30, 2015 and 2014 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Selected Historical Consolidated Financial and Other Data,” “Risk Factors,” “Management Discussion and Analysis of the Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At June 30, 2015	At December 31,
		2014	2013	2012	2011
	(dollars in thousands)
Balance Sheet Data
Investment securities	$649,243	$641,603	$634,504	$659,243	$633,163
Federal funds sold	340	210	665	2,891	68,630
Loans, net of unearned income	810,376	790,321	703,166	629,500	573,100
Allowance for loan losses	9,505	9,105	10,355	10,342	8,879
Total assets	1,512,713	1,518,876	1,436,441	1,407,303	1,353,866
Total deposits	1,347,298	1,371,839	1,303,099	1,252,612	1,207,302
Borrowings	14,955	3,255	6,288	15,846	15,423
Shareholders’ equity	145,752	139,583	123,405	134,181	126,602
Common shareholders’ equity	106,317	100,148	83,970	94,746	87,167

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011
	(dollars in thousands except for share data)
Performance Ratios and Other Data:
Return on average assets	0.95%	0.76%	0.77%	0.65%	0.89%	0.65%
Return on average common equity	13.43%	11.60%	11.40%	9.31%	10.90%	7.37%
Return on average tangible assets	0.98%	0.78%	0.80%	0.68%	0.91%	0.68%
Return on average tangible common equity	14.21%	12.48%	12.23%	10.12%	11.84%	8.09%
Net interest margin	3.18%	3.08%	3.11%	2.92%	3.20%	3.31%
Average loans to average deposits	57.78%	54.67%	55.72%	53.58%	49.04%	52.79%
Efficiency ratio(1)	56.69%	63.86%	62.85%	65.61%	58.56%	56.77%
Efficiency ratio (excluding amortization of intangibles and securities transactions)(1)	58.09%	63.76%	62.58%	67.17%	63.73%	60.29%
Full time equivalent employees (period end)	277	280	271	278	274	269
Capital Ratios:
Average shareholders’ equity to average assets	9.48%	9.04%	9.24%	9.28%	9.72%	8.80%
Average tangible equity to average tangible assets	9.27%	8.80%	9.00%	9.02%	9.43%	8.52%
Common shareholders’ equity to total assets	7.03%	6.51%	6.59%	5.85%	6.73%	6.44%
Tier 1 leverage capital consolidated	9.32%	9.14%	9.33%	9.14%	9.24%	9.03%
Tier 1 capital consolidated	12.98%	13.48%	13.16%	13.61%	14.13%	13.71%
Total risk-based capital consolidated	13.94%	14.34%	14.05%	14.71%	15.31%	14.75%
Common equity tier 1 capital consolidated	9.37%	n/a	n/a	n/a	n/a	n/a
Tangible common equity to tangible assets(2)	6.82%	6.27%	6.37%	5.59%	6.45%	6.12%
Income Data:
Interest income	$28,114	$26,190	$53,297	$50,886	$55,195	$54,609
Interest expense	4,432	4,682	9,202	11,134	13,120	15,118
Net interest income	23,682	21,508	44,095	39,752	42,075	39,491
Provision for loan losses	1,010	657	1,962	2,520	4,134	10,187
Noninterest Income (excluding securities transactions)	2,921	2,907	5,882	5,907	6,272	7,839
Securities gains	939	209	295	1,571	4,868	3,531
Loss on securities impairment	—	—	—	—	—	(97)
Noninterest expense	15,613	15,726	31,594	30,987	31,161	28,821
Earnings before income taxes	10,919	8,241	16,716	13,723	17,920	11,756
Net income	7,256	5,455	11,224	9,146	12,059	8,033
Net income available to common shareholders	7,059	5,258	10,830	8,433	10,087	6,057
Share and Per Share Data:
Net earnings	$1.12	$0.84	$1.72	$1.34	$1.60	$0.98
Cash dividends paid	0.32	0.32	0.64	0.64	0.64	0.58
Book value	16.90	15.23	15.92	13.35	15.06	13.85
Tangible book value(3)	16.35	14.63	15.34	12.72	14.38	13.12
Dividend payout ratio	28.52%	38.28%	37.18%	47.75%	40.00%	59.60%
Weighted average number of shares outstanding	6,291,332	6,291,332	6,291,332	6,291,332	6,292,855	6,205,652
Number of shares outstanding	6,291,332	6,291,332	6,291,332	6,291,332	6,291,332	6,294,227

(Footnotes begin on the next page)

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011
Asset Quality Ratios:
Non-performing assets to total assets(4)	1.10%	1.05%	0.99%	1.27%	1.67%	2.13%
Non-performing assets to total loans(4)	2.05%	2.10%	1.90%	2.60%	3.74%	5.04%
Non-performing loans to total loans(5)	1.74%	1.98%	1.62%	2.12%	3.36%	4.05%
Loan loss reserve to non-performing assets	57.36%	54.50%	60.74%	56.72%	43.94%	30.73%
Net charge-offs to average loans (annualized)	0.15%	0.74%	0.45%	0.38%	0.45%	1.65%
Provision for loan loss to average loans (annualized)	0.26%	0.19%	0.27%	0.38%	0.70%	1.75%
Allowance for loan loss to total loans	1.17%	1.14%	1.15%	1.47%	1.64%	1.55%

(1)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.
(2)	We calculate tangible common equity as total shareholders’ equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.
(3)	We calculate tangible book value per common share as total shareholders’ equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.
(4)	Non-performing assets consist of non-performing loans and other real estate owned.
(5)	Non-performing loans (including non-accruing troubled debt restructurings) consist of loans for which the accrual of interest has stopped or loans that are contractually 90 days past due on which interest continues to accrue.

RISK FACTORS

An investment in shares of our common stock involves substantial risks. In consultation with your own advisers, you should carefully consider, among other matters, the factors set forth below as well as the other information included in this prospectus before deciding whether an investment in shares of our common stock is suitable for you. If any of the risks described herein develop into actual events, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Operations

Adverse events in Louisiana, where our business is concentrated, could adversely affect our results of operations and future growth.

Our business, the location of our branches and the real estate used as collateral on our real estate loans are primarily concentrated in Louisiana. At June 30, 2015, approximately 74.3% of the secured loans in our loan portfolio were secured by real estate and other collateral located in Louisiana. As a result, we are exposed to risks associated with a lack of geographic diversification. The occurrence of an economic downturn in Louisiana, or adverse changes in laws or regulations in Louisiana could impact the credit quality of our assets, the businesses of our customers and our ability to expand our business. Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected.

Material fluctuations in the price of oil and gas could adversely affect our business. At June 30, 2015, approximately $17.1 million, or 2.1% of our total loan portfolio was comprised of loans to businesses engaged in support or service activities for oil and gas operations. We had $3.8 million in unfunded commitments related to these businesses. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio. In addition, substantially all of our loans are to individuals and businesses in Louisiana. Our business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of our market area could have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.

We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At June 30, 2015, approximately 64.3% of our total loan portfolio was secured by real estate, almost all of which is located in Louisiana. As a result of the severe recession in 2008 and 2009, real estate values nationally and in our Louisiana markets declined. Recently, real estate values both nationally and in our market areas have shown improvement. Future declines in the real estate values in our Louisiana markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. This could require increasing our allowance for loan losses to address the decrease in the value of the real estate securing our loans which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our loan portfolio consists of a high percentage of loans secured by non-farm non-residential real estate. These loans carry a greater credit risk than loans secured by one- to four-family properties.

Our loan portfolio includes non-farm non-residential real estate loans, primarily loans secured by commercial real estate such as office buildings, hotels and retail facilities. At June 30, 2015, our non-farm non-residential loans totaled $310.6 million, or 38.2% of our total loan portfolio. Our non-farm non-residential real estate loans expose us to greater risk of nonpayment and loss than one- to four-family family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrowers. If we foreclose on these loans, our holding period for the collateral typically is longer than for a one- to four-family residential property because there are fewer potential purchasers of the collateral. In addition, non-farm non-residential real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential loans. Accordingly, charge-offs on non-farm non-residential loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. An unexpected adverse development on one or more of these types of loans can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

A large portion of our loan portfolio is comprised of commercial and industrial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could increase the potential for future losses.

At June 30, 2015, $220.4 million, or 27.1% of our total loans, was comprised of commercial and industrial loans to businesses collateralized by general business assets including, among other things, accounts receivable, inventory and equipment and generally backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate, or may be difficult to market and sell, exposing us to increased credit risk. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets, resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

A portion of our loan portfolio consists of syndicated loans, including syndicated loans known as shared national credits, secured by assets located generally outside of our market area. Syndicated loans may have a higher risk of loss than other loans we originate because we are not the lead lender and we have limited control over credit monitoring.

Over the last eight years, we have pursued a focused program to participate in select syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and commercial real estate located generally outside of our market area. The syndicate group for both types of loans usually consists of two to three other financial institutions. At June 30, 2015, we had $115.1 million in syndicated loans, or 14.2% of our total loan portfolio with our largest individual syndicated loan totaling $8.1 million. At June 30, 2015, shared national credit loans totaled $70.2 million, or 8.7% of our total loan portfolio. In addition at June 30, 2015, we had $45.0 million in syndicated loans that were not shared national credits. Syndicated loans may have a higher risk of loss than other loans we originate because we rely on the lead lender to monitor the performance of the loan. Moreover, our decision regarding the classification of a syndicated loan and loan loss provisions associated with a syndicated loan are made in part based upon information provided by the lead lender. A lead lender also may not monitor a syndicated loan in the same manner as we would for other loans that we originate. If our underwriting of these syndicated loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

Curtailment of government guaranteed loan programs could affect a segment of our business, and government agencies may not honor their guarantees if we do not originate loans in compliance with their guidelines.

As of June 30, 2015, $28.4 million, or 3.5% of our total loan portfolio, were comprised of loans where all or some portion of the loans were guaranteed through the SBA, USDA or Farm Security Administration (“FSA”) lending programs, and we intend to grow this segment of our portfolio in the future. From time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee loans. In addition, these agencies may change their rules for loans or Congress may adopt legislation that would have the effect of discontinuing or changing the loan programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. Therefore, if these changes occur, the volume of loans to small business, industrial and agricultural borrowers of the types that now qualify for government guaranteed loans could decline. Also, the profitability of these loans could decline.

In addition, while we follow the SBA’s, USDA’s and FSA’s underwriting guidelines, our ability to do so depends on the knowledge and diligence of our employees and the effectiveness of controls we have established. If our employees do not follow the SBA, USDA or FSA guidelines in originating loans and if our loan review and audit programs fail to identify and rectify such failures, the government agencies that guarantee these loans may refuse to honor their guarantee obligations and we may incur losses as a result.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we attempt to invest a significant percentage of our assets in loans (our loan to deposit ratio was 60.1% at June 30, 2015), we invest a large portion of our total assets (42.9% at June 30, 2015) in investment securities with the primary objectives of providing a source of liquidity, generating an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements of our public funds deposits and meeting regulatory capital requirements. At June 30, 2015, the book value of our securities portfolio was $649.2 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.

Public funds deposits are an important source of funds for us and a reduced level of those deposits may hurt our profits.

Public funds deposits are a significant source of funds for our lending and investment activities. At June 30, 2015, $599.9 million, or 44.6% of our total deposits, consisted of public funds deposits from local government entities such as school districts, hospital districts, sheriff departments and other municipalities, which are collateralized by letters of credit from the Federal Home Loan Bank (“FHLB”) and investment securities. Given our dependence on high-average balance public funds deposits as a source of funds, our inability to retain such funds could significantly and adversely affect our liquidity. Further, our public funds deposits are primarily demand deposit accounts or short-term time deposits and are therefore more sensitive to interest rate risks. If we are forced to pay higher rates on our public funds accounts to retain those funds, or if we are unable to retain such funds and we are forced to resort to other sources of funds for our lending and investment activities, such as borrowings from the FHLB, the interest expense associated with these other funding sources may be higher than the rates we are currently paying on our public funds deposits, which would adversely affect our net income.

Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have selectively acquired financial institutions over the past ten years. Following the offering, we intend to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth within acceptable risk tolerances;

•	maintaining asset quality;

•	retaining customers and key personnel;

•	obtaining necessary regulatory approvals;

•	conducting adequate due diligence and managing known and unknown risks and uncertainties;

•	integrating acquired businesses; and

•	maintaining adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our strategy and standards. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized. Acquisitions will be subject to regulatory approvals, and we may be unable to obtain such approvals. Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers and other issues that could negatively affect our business. We may not be able to complete future acquisitions or, if completed, we may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that we acquire and to realize our attempts to eliminate redundancies. The integration process may also require significant time and attention from our management that they would otherwise be able to direct toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market trading values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future acquisition of a financial institution or service company, and the carrying amount of any goodwill that we acquire may be subject to impairment in future periods. Failure to successfully integrate the entities we acquire into our existing operations may increase our operating costs significantly and adversely affect our business, financial condition and results of operations.

We may not be able to successfully maintain and manage our growth.

Continued growth depends, in part, upon the ability to expand market presence, to successfully attract core deposits, and to identify attractive commercial lending opportunities. Management may not be able to successfully manage increased levels of assets and liabilities. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact our efficiency, earnings and shareholder returns. In addition, franchise growth may increase through acquisitions and de novo branching. The ability to successfully integrate such acquisitions into our consolidated operations will have a direct impact on our financial condition and results of operations.

We depend primarily on net interest income for our earnings rather than noninterest income.

Net interest income is the most significant component of our operating income. For the six months ended June 30, 2015, our net interest income totaled $23.7 million in comparison to our total noninterest income of $3.9 million earned during the same period. For the year ended December 31, 2014, our net interest income totaled $44.1 million in comparison to our total noninterest income of $6.2 million earned during the same year. We do not rely on nontraditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we have limited sources of noninterest income to offset any decrease in our net interest income.

If our nonperforming assets increase, our earnings will be adversely affected.

At June 30, 2015, our non-performing assets, which consist of non-performing loans and other real estate owned, were $16.6 million, or 1.10% of total assets. Our non-performing assets adversely affect our net income in various ways:

•	we record interest income only on the cash basis or cost-recovery method for nonaccrual loans and we do not record interest income for other real estate owned;

•	we must provide for probable loan losses through a current period charge to the provision for loan losses;

•	noninterest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

•	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•	the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

If the allowance for loan losses is not sufficient to cover actual loan losses, earnings could decrease.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for loan losses, management reviews the loans and the loss and delinquency experience and evaluates economic conditions.

At June 30, 2015, our allowance for loan losses as a percentage of total loans, net of unearned income, was 1.17% and as a percentage of total non-performing loans was 67.5%. The determination of the appropriate level of allowance is subject to judgment and requires us to make significant estimates of current credit risks and future trends, all of which are subject to material changes. If assumptions prove to be incorrect, the allowance for loan losses may not cover inherent losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. Non-performing loans may increase and non-performing or delinquent loans may adversely affect future performance. In addition, federal and state regulators periodically review the allowance for loan losses and may require an increase in the allowance for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

Emphasis on the origination of short-term loans could expose us to increased lending risks.

At June 30, 2015, $670.4 million, or 82.5% of our total loans consisted of short-term loans, defined as loans whose payments are typically based on ten to 20-year amortization schedules but have maturities typically ranging from one to five years. This results in our borrowers having significantly higher final payments due at maturity, known as a “balloon payment.” In the event our borrowers are unable to make their balloon payments when they are due, we may incur significant losses in our loan portfolio. Moreover, while the shorter maturities of our loan portfolio help us to manage our interest rate risk, they also increase the reinvestment risk associated with new loan originations. During an economic slow-down, we might incur significant losses as our loan portfolio matures.

We rely on our management team and our board of directors for the successful implementation of our business strategy.

Our success depends significantly on the continued service and skills of our senior management team and our board of directors, particularly Marshall T. Reynolds, our Chairman, Alton B. Lewis, our President and Chief Executive Officer and Eric J. Dosch, our Chief Financial Officer. The implementation of our business and growth strategies also depends significantly on our ability to attract, motivate and retain highly qualified executives and directors. The loss of services of one or more of these individuals could have a negative impact on our business because of their skills, years of industry experience and difficulty of promptly finding qualified replacement personnel.

We obtain a significant portion of our noninterest revenue through service charges on core deposit accounts, and regulations impacting service charges could reduce our fee income.

A significant portion of our noninterest revenue is derived from service charge income. During the six months ended June 30, 2015, service charges, commissions and fees represented $1.3 million, or 34.4% of our total noninterest income. During the year ended December 31, 2014, service charges, commissions and fees represented $2.8 million, or 44.8% of our total noninterest income. The largest component of this service charge income is overdraft-related fees. Management believes that changes in banking regulations pertaining to rules on certain overdraft payments on consumer accounts have and will continue to have an adverse impact on our service charge income. Additionally, changes in customer behavior, as well as increased competition from other financial institutions, may result in declines in deposit accounts or in overdraft frequency resulting in a decline in service charge income. A reduction in deposit account fee income could have a material adverse effect on our earnings.

We may be unable to successfully compete with others for business.

The area in which we operate is considered attractive from an economic and demographic viewpoint, and is a highly competitive banking market. We compete for loans and deposits with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. Many competitors have substantially greater resources than we do. The differences in resources may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

Hurricanes or other adverse weather conditions in Louisiana can have an adverse impact on our market area.

Our market area in Southeast Louisiana is close to New Orleans and the Gulf of Mexico, areas which are susceptible to hurricanes, tropical storms and other natural disasters and adverse weather conditions. For example, Hurricane Katrina hit the greater New Orleans area in August 2005 causing widespread damage. Similar future events could potentially cause widespread property damage, require the relocation of an unprecedented number of residents and business operations, and severely disrupt normal economic activity in our market areas, which may have an adverse effect on our operations, loan originations and deposit base. Moreover, our ability to compete effectively with financial institutions whose operations are not concentrated in areas affected by hurricanes or other adverse weather conditions or whose resources are greater than ours will depend primarily on our ability to continue normal business operations following such event. The severity and duration of the effects of hurricanes or other adverse weather conditions will depend on a variety of factors that are beyond our control, including the amount and timing of government, private and philanthropic investments including deposits in the region, the pace of rebuilding and economic recovery in the region and the extent to which a hurricane’s property damage is covered by insurance. The occurrence of any such event could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our businesses are dependent on their ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth of our client base and our geographical reach, developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a spike in transaction volume, cyber-attack or other unforeseen catastrophic events, which may adversely affect our ability to process these transactions or provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures to maintain the confidentiality, integrity and availability of information across all geographic and product lines, and endeavor to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Despite the defensive measures we take to manage our internal technological and operational infrastructure, these threats may originate externally from third parties such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or may originate internally from within our organization. Given the increasingly high volume of our transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

Changes in accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Accounting policies are essential to understanding our financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain, and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

From time to time, the Financial Accounting Standards Board (“FASB”) and the Securities and Exchange Commission change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our financial statements. These changes are beyond our control, can be difficult to predict and could materially affect how we report our financial condition and results of operations. We could also be required to apply a new or revised standard retroactively, which may result in our restating our prior period financial statements.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.

We are required to test goodwill and core deposit intangible assets for impairment on a periodic basis. The impairment testing process considers a variety of factors, including macroeconomic conditions, industry and market considerations, cost factors, and financial performance. If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment which would adversely affect our financial performance.

A lack of liquidity could adversely affect our operations and jeopardize our business, financial condition and results of operations.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. As stated above, public funds are a sizeable portion of our deposits. Loss of a large public funds depositor at the end of a contract would negatively impact liquidity.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by the ability to borrow from the FHLB or the Federal Reserve. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our target markets or by one or more adverse regulatory actions against us.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

The redemption of the Series C Preferred Stock we issued to the U.S. Treasury in connection with the SBLF may be dilutive to your stock ownership in First Guaranty Bancshares.

The ownership interest of your common stock may be diluted to the extent we need to raise capital by issuing securities to redeem the 39,435 shares of Series C Preferred Stock we sold to the U.S. Treasury in connection with our participation in the SBLF. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, our shareholders bear the risk of our future offerings related to redeeming the Series C Preferred Stock, including reducing the market price of our common stock and diluting shareholders’ holdings in our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

The dividend rate on our Series C Preferred Stock will increase to 9.0% if we have not redeemed the Series C Preferred Stock on or prior to March 22, 2016, which will impact net income available to holders of our common stock and earnings per share of our common stock.

The per annum dividend rate on the shares of our Series C Preferred Stock was 1.0% per annum at June 30, 2015. Beginning on March 22, 2016, the per annum dividend rate on the Series C Preferred Stock will increase to a fixed rate of 9.0% if any Series C Preferred Stock remains outstanding. At the current dividend rate of 1.0% per annum, the total annual dividend paid on our Series C Preferred Stock is $394,350. Assuming the increased dividend rate of 9.0% per annum and assuming we have not redeemed any of our Series C Preferred Stock, the annual dividend payable on our Series C Preferred Stock would be $3.5 million. Depending on our financial condition at the time, any such increase in the dividend rate could have a material negative effect on our financial condition, including reducing our net income available to holders of our common stock and our earnings per share.

Failure to pay dividends on our Series C Preferred Stock may have negative consequences, including limiting our ability to pay dividends in the future.

The Series C Preferred Stock issued in connection with our participation in the SBLF pays a non-cumulative quarterly dividend in arrears. Such dividends are not cumulative but we may only declare and pay dividends on our common stock (or any other equity securities junior to the Series C Preferred Stock) if we have declared and paid dividends on the Series C Preferred Stock for the current dividend period.

Moreover, our ability to pay dividends is always subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could further reduce or eliminate our common stock dividend in the future.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Industry

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition. Like other bank holding companies and financial institutions, we must comply with significant anti-money laundering and anti-terrorism laws. Under these laws, we are required, among other things, to enforce a customer identification program and file currency transaction and suspicious activity reports with the federal government. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws or make required reports.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the FDIC and the Louisiana Office of Financial Institutions (“OFI”), periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Financial reform legislation enacted by Congress will, among other things, tighten capital standards and result in new laws and regulations that likely will increase our costs of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) was signed into law on July 21, 2010. This law significantly changed the then-existing bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act changed the regulatory structure to which we are subject in numerous ways, including, but not limited to, the following:

•	the base for FDIC insurance assessments has been changed to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, while the FDIC’s authority to raise insurance premiums has been expanded;

•	the current standard deposit insurance limit has been permanently raised to $250,000;

•	the FDIC must raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10.0 billion;

•	the interchange fees payable on debit card transactions have been limited;

•	there are multiple new provisions affecting corporate governance and executive compensation at all publicly traded companies; and

•	all federal prohibitions on the ability of financial institutions to pay interest on commercial demand deposit accounts have been repealed.

In addition to the foregoing, the Dodd-Frank Act established the Consumer Financial Protection Bureau (the “CFPB”) as an independent entity within the Federal Reserve. The CFPB has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, as well as with respect to certain mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties.

Our management continues to assess the impact on our operations of the Dodd-Frank Act and its regulations, some of which have yet to be proposed or adopted or are to be phased-in over time. Because the full impact of many of the regulations adopted pursuant to the Dodd-Frank Act may not be known for some time, it is difficult to predict at this time what specific impact the Dodd-Frank Act will have on us. However, it is expected that at a minimum our operating and compliance costs will increase, and our interest expense could increase.

We will become subject to more stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or constrain us from paying dividends or repurchasing shares.

In July 2013, the FDIC and the Federal Reserve Board approved a new rule that will substantially amend the regulatory risk-based capital rules applicable to First Guaranty Bancshares, on a consolidated basis, and First Guaranty Bank, on a stand-alone basis. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act.

The final rule includes new minimum risk-based capital and leverage ratios, which became effective for First Guaranty Bancshares and First Guaranty Bank on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements are: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from former rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5%, and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

The application of more stringent capital requirements for First Guaranty Bank and First Guaranty Bancshares could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions constraining us from paying dividends or repurchasing shares if we are unable to comply with such requirements.

We are subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the United States Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation.

Difficult market conditions have adversely affected the industry in which we operate.

If capital and credit markets experience volatility and disruption as they did during the recent financial crisis, we may face the following risks:

•	increased regulation of our industry;

•	compliance with such regulation may increase our costs and limit our ability to pursue business opportunities;

•	market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for loan losses. Competition in the industry could intensify as a result of the increasing consolidation of financial institutions in connection with the current market conditions;

•	market disruptions make valuation even more difficult and subjective, and our ability to measure the fair value of our assets could be adversely affected. If we determine that a significant portion of our assets have values significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter in which such determination was made, our capital ratios would be adversely affected and a rating agency might downgrade our credit rating or put us on credit watch; and

•	the downgrade of the United States government’s sovereign credit rating, any related rating agency action in the future, and the downgrade of the sovereign credit ratings for several European nations could negatively impact our business, financial condition and results of operations.

Changes in the policies of monetary authorities and other government action could adversely affect our profitability.

The results of operations are affected by credit policies of monetary authorities, particularly the policies of the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and the current military operations in the Middle East, we cannot predict possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the United States government and other governments in responding to such terrorist attacks or the military operations in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers in the event of their default on their outstanding loan obligations. There have been proposals made by members of Congress and others that would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral. If proposals such as these or other proposals limiting our rights as a creditor were to be implemented, we could experience increased credit losses or increased expense in pursuing its remedies as a creditor.

We may be required to pay significantly higher FDIC insurance premiums or special assessments that could adversely affect our earnings.

We may be required to pay significantly higher FDIC insurance premiums or additional special assessments that could adversely affect our earnings. A bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Recent insured depository institution failures, as well as deterioration in banking and economic conditions generally, have significantly increased the losses of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC to historical lows. To restore this reserve ratio and bolster its funding position, the FDIC imposed a special assessment on depository institutions and also increased deposit insurance assessment rates. In the event of bank or financial institution failures, we may be required to pay even higher FDIC insurance premiums. Any future increases or required prepayments in FDIC insurance premiums may materially adversely affect our results of operations.

Risks Related to this Offering and an Investment in our Common Stock

An active, liquid market for our common stock may not develop or be sustained following the offering, and you may not be able to sell your common stock at or above the public offering price.

Prior to this offering, shares of our common stock have been quoted on the OTC Pink Marketplace under the symbol “FGBI.” Although we have applied to have our common stock listed on the NASDAQ Global Market, an active trading market for shares of our common stock may never develop on NASDAQ or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The market price of our common stock may be volatile following this offering, and our stock price may fall below the public offering price at the time you desire to sell your shares of our common stock, resulting in a loss on your investment.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including, without limitation:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	general economic conditions and overall market fluctuations;

•	the trading volume of our common stock;

•	changes in business, legal or regulatory conditions, or other developments affecting the financial services industry;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws and regulations affecting us; and

•	future sales of our common stock by us, directors, executives and significant shareholders.

The stock market has experienced significant fluctuations in recent years. In many instances, these changes are unrelated to the operating performance of particular companies. Moreover, significant fluctuations in trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock.

We are an emerging growth company within the meaning of the JOBS Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a non-binding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”), including the additional level of review of our internal control over financial reporting that may occur when outside auditors attest to our internal control over financial reporting.

We could remain an emerging growth company for up to five years, or until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion; (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

If we choose to take advantage of any of these exemptions while we are an emerging growth company, investors would have access to less information and analysis about our executive compensation, which may make it difficult for investors to evaluate our executive compensation practices. Additionally, investors may become less comfortable with the effectiveness of our internal control and the risk that material weaknesses or other deficiencies in our internal controls go undetected may increase. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions and provide reduced disclosure. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

You will incur immediate dilution as a result of this offering.

The public offering price per share is higher than the expected net tangible book value per share of our common stock immediately following the offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in tangible book value per share in relation to the price that you paid for your shares. We expect that the dilution as a result of the offering will be $             per share, based on the public offering price of $             per share, and our pro forma net tangible book value of $             per share, at June 30, 2015. Accordingly, if we are liquidated at our book value, you would not receive the full amount of your investment. See “Dilution.”

Shares eligible for future sale could have a dilutive effect.

We are generally not restricted from issuing additional shares of our common stock up to the 100.6 million shares authorized in our Articles of Incorporation (as amended and restated, the “Articles of Incorporation”). We may issue additional shares of our common stock in the future pursuant to current or future employee stock option plans, restricted stock plans, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock or securities convertible into common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

If a substantial number of shares become available-for-sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Our directors, executive officers and certain additional other holders of our common stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired and any applicable holding periods have elapsed, additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our management will have broad discretion in the use of the net proceeds from this offering, and the use of such proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds of the offering to support the growth in the Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions and for other general corporate purposes. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction. We also may use a portion of the proceeds of the offering to redeem a portion of our Series C Preferred Stock issued to the U.S. Treasury as part of our participation in the SBLF program by December 31, 2015, subject to regulatory approval. We intend to apply to redeem the Series C Preferred Stock following completion of this offering.

Our board and management have broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

We have several large non-controlling shareholders, and such shareholders may independently vote their shares in a manner that you may not consider to be consistent with your best interest or the best interest of our shareholders as a whole.

Our principal shareholders (Marshall T. Reynolds, Douglas V. Reynolds, William K. Hood and Edgar R. Smith III) are expected to beneficially own, following the completion of this offering, approximately         % of our outstanding common stock, or         % if the underwriters exercise their option to purchase additional shares in full. Each of these shareholders will continue to have the ability following the completion of this offering to independently vote a meaningful percentage of our outstanding common stock on all matters put to a vote of our shareholders, including the election of our board of directors and certain other significant corporate transactions, such as a merger or acquisition transaction. On any such matter, the interests of these shareholders may not coincide with the interests of the other holders of our common stock and any such difference in interests may result in that shareholder voting its shares in a manner inconsistent with the interests of other shareholders.

Our dividend policy may change without notice, and our future ability to pay dividends is also subject to regulatory restrictions.

Holders of our common stock are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for the payment of dividends.

Although First Guaranty Bancshares, and First Guaranty Bank prior to the Share Exchange, paid a quarterly dividend to our shareholders for 88 consecutive quarters at June 30, 2015, we have no obligation to continue paying dividends, and we may change our dividend policy at any time without prior notice to our shareholders. In addition, our ability to pay dividends will continue to be subject, among other things, to certain regulatory guidance and/or restrictions.

As of the date of this prospectus, our intention is to pay a quarterly cash dividend after the stock offering of $0.16 per share. However, any declaration and payment of dividends on common stock will substantially depend upon our earnings and financial condition, liquidity and capital requirements, regulatory and state law restrictions, general economic conditions and regulatory climate and other factors deemed relevant by our board of directors. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our shareholders.

Our Articles of Incorporation and Bylaws, and certain banking laws applicable to us, could have an anti-takeover effect that decreases our chances of being acquired, even if our acquisition is in our shareholders’ best interests.

Certain provisions of our Articles of Incorporation and Bylaws (as amended, the “Bylaws”), and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	enable our board of directors to issue additional shares of authorized, but unissued capital stock. In particular, our board may issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

•	enable our board of directors to increase the size of the board and fill the vacancies created by the increase;

•	enable our board of directors to amend our Bylaws without shareholder approval;

•	require advance notice for director nominations and other shareholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

An investment in our common stock is not an FDIC insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, including the loss of your entire investment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “will,” “may,” “should,” “indicate,” “would,” “believe,” “contemplate,” “continue,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this prospectus.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our ability to manage our operations under the current economic conditions nationally and in our market area;

•	adverse changes in the financial industry, securities, credit and national local real estate markets (including real estate values);

•	risks related to a high concentration of loans secured by real estate located in our market area;

•	the impact of any potential strategic transactions;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	competition among depository and other financial institutions;

•	our success in increasing our commercial real estate and commercial and industrial lending;

•	our ability to attract and maintain deposits and our success in introducing new financial products;

•	our ability to improve our asset quality even as we increase our commercial real estate and commercial and industrial lending;

•	changes in interest rates generally, including changes in the relative differences between short-term and long-term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;

•	fluctuations in the demand for loans;

•	technological changes that may be more difficult or expensive than expected;

•	changes in consumer spending, borrowing and savings habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•	changes in laws or government regulations or policies affecting financial institutions, including the Dodd-Frank Act and the JOBS Act, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements, regulatory fees and compliance costs, particularly the new capital regulations, and the resources we have available to address such changes;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	changes in our compensation and benefit plans, and our ability to retain key members of our senior management team and to address staffing needs in response to product demand or to implement our strategic plans;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	the impairment of our investment securities;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	the failure or security breaches of computer systems on which we depend;

•	the ability of key third-party service providers to perform their obligations to us; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

Because of these and a wide variety of other uncertainties, many of which are beyond our control, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors.”

USE OF PROCEEDS

Assuming a public offering price of $             per share, we estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the per share public offering price would increase (decrease) the net proceeds to us of this offering by approximately $             million (or approximately $             million if the underwriters elect to exercise their purchase option in full), after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds of the offering to support the growth in the Bank’s loan portfolio, including the possibility of making larger loans due to our increased legal lending limit, to finance potential strategic acquisitions and for other general corporate purposes. We have no current plans, arrangements or understandings relating to any specific acquisition or similar transaction. We also may use a portion of the proceeds of the offering to redeem a portion of our Series C Preferred Stock issued to the U.S Treasury as part of our participation in the SBLF program by December 31, 2015, subject to regulatory approval.

Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2015:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares), at a public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections titled “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements, included elsewhere in this prospectus.

	At June 30, 2015
	Actual	As Adjusted
	(dollars in thousands except per share data)
	(unaudited)
Shareholders’ equity:
Series C Preferred Stock, par value $1,000 per share; authorized—39,435 shares; issued and outstanding—39,435 shares	$39,435	$
Common stock, par value $1.00 per share; authorized—100,600,000 shares; issued and outstanding—6,291,332 shares	6,291
Capital surplus	39,387
Retained earnings	59,275
Accumulated other comprehensive income, net	1,364

Total shareholders’ equity	$145,752	$

Total capitalization	$145,752	$

Capital ratios:
Tier 1 capital to average assets for leverage	9.32%		%
Tier 1 capital to risk-weighted assets	12.98%		%
Total capital to risk-weighted assets	13.94%		%
Common equity tier 1 capital to risk-weighted assets	9.37%
Tangible common equity to tangible assets(1)	6.82%		%
Per share data
Book value per common share	$16.90	$
Tangible book value per common share(2)	$16.35	$

(1)	We calculate tangible common equity as total shareholders’ equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.
(2)	We calculate tangible book value per common share as total shareholders’ equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Selected Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures” beginning on page 32 of this prospectus.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share immediately following the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of our equity interests outstanding. Our net tangible book value at June 30, 2015 was $102.9 million, or $16.35 per share of common stock based on the 6,291,332 shares outstanding as of such date.

After giving effect to the sale of              shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) and the application of the proceeds of the offering received by us, as described in “Use of Proceeds,” based upon a public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value at June 30, 2015 would have been approximately $             million, or $             per share. Therefore, this offering will result in an immediate increase of $             in the tangible book value per share to our existing shareholders

and an immediate dilution of $             in the tangible book value per share to investors in this offering, or approximately         % of the public offering price of $             per share. The following table illustrates the immediate per share dilution to investors in this offering at June 30, 2015:

public offering price per share		$
Net tangible book value per share at June 30, 2015	$16.35
Increase in net tangible book value per share attributable to investors purchasing shares in this offering

As adjusted tangible book value per share after this offering

Dilution per share to new investors from offering		$

For each $1.00 increase or decrease in the per share public offering price of $             per share, our as adjusted net tangible book value would increase or decrease, as the case may be, by approximately $             million, or approximately $             per share; the dilution per share to investors in this offering would increase or decrease, as the case may be, by approximately $             per share, assuming that the number of shares that we offer remains the same as the number set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of                  in the number of shares that we offer, together with a $1.00 increase in the public offering price of $             per share, would result in as adjusted net tangible book value of approximately $             million, or $             per share, at June 30, 2015, and the dilution per share to investors in this offering would be $             per share. Similarly, a decrease of in the number of shares we offer, together with a $1.00 decrease in the public offering price of $             per share, would result in as adjusted net tangible book value of approximately $             million, or $             per share, at June 30, 2015, and the dilution per share to investors in this offering would be $             per share.

The following table summarizes, at June 30, 2015, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us:

Shares Purchased
	Number	Percentage
Existing Shareholders as of June 30, 2015	6,291,332		%
New Investors			%
Total			%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by investors participating in this offering will be further increased to              shares or         % of the total number of shares of common stock to be outstanding upon the closing of this offering.

DIVIDEND POLICY

As of June 30, 2015, we have paid a quarterly dividend to our shareholders for each of the last 88 quarters dating back to the third quarter of 1993. The following table shows the amount and the dividends paid on shares of First Guaranty Bancshares’ common stock in 2013, 2014 and 2015:

Declaration Date	Dividend Payment Date	Amount Per Share
5/21/2015	6/30/2015	$0.16
3/10/2015	3/31/2015	0.16
12/10/2014	12/31/2014	0.16
9/12/2014	9/30/2014	0.16
6/13/2014	6/30/2014	0.16
3/13/2014	3/31/2014	0.16
12/11/2013	12/31/2013	0.16
9/11/2013	9/30/2013	0.16
6/10/2013	6/30/2013	0.16
3/8/2013	3/31/2013	0.16

Subject to prior approval from our board of directors and regulatory restrictions, we intend to continue the payment of a cash dividend on a quarterly basis to holders of our common stock of $0.16 per share. Our board of directors may change the amount of, or entirely eliminate the payment of, future dividends at its discretion, without notice to our shareholders. We are not obligated to pay dividends on our common stock. Any future determination relating to our dividend policy will depend upon a number of factors, including, but not limited to: (1) our financial condition and results of our operations; (2) liquidity and capital requirements; (3) general economic conditions and (4) other factors deemed relevant by the board. There can be no guarantee that we will pay dividends to holders of our common stock in the future.

Our ability to pay dividends may be limited as a result of our participation in the SBLF and applicable regulatory restrictions. The Series C Preferred Stock issued in connection with our participation in the SBLF is senior to our shares of common stock. Under the requirements of the SBLF, we are not permitted to pay dividends on our common stock, unless: (1) our Tier 1 capital is at least 90% of our Tier 1 capital as of the effective date of our participation in the SBLF (the 90% limitation decreases by 10% for every 1% increase in our qualified small business lending); and (2) the dividends payable on the Series C Preferred Stock have been declared and paid to the U.S. Treasury for the current dividend period. Furthermore, since First Guaranty Bancshares has no material business activities, our ability to pay dividends is substantially dependent upon the ability of the Bank to transfer funds to us in the form of dividends, loans and advances, which is subject to various legal, regulatory and other restrictions. Under Louisiana law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year. If the Bank does not comply with these laws, regulations or policies it may materially affect the ability of the Company to pay dividends on its common stock. The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the OFI for the State of Louisiana. Dividends payable by the Bank in 2015 without permission will be limited to 2015 earnings plus the undistributed earnings of $5.1 million from 2014. As a Louisiana corporation, we are subject to certain restrictions on dividends under Louisiana Business Corporation Law. Generally, a Louisiana corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) or out of its net profits for the then current and preceding fiscal year unless the corporation is insolvent or the dividend would render the corporation insolvent. Also, as a bank holding company, our payment of dividends must comply with the policies and enforcement powers of the Federal Reserve Board.

MARKET FOR OUR COMMON STOCK

Shares of our common stock are quoted on the OTC Pink Marketplace operated by the OTC Markets Group, Inc., or OTC Pink, under the symbol “FGBI.” Although our shares have been quoted on the OTC Pink, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in a more active market. As of September 8, 2015, there were approximately 1,400 holders of record of our common stock.

The following table sets forth the quarterly high and low reported sales prices for our common stock for the two years ended December 31, 2014 and 2013 and the third quarter of 2015 to date. These reported sales prices represent trades that were either quoted on the OTC Pink or reported to the Company’s stock transfer agent, and do not include retail markups, markdowns or commissions, and do not necessarily reflect actual transactions.

On September 8, 2015, the last reported sales price for our common stock was $19.81 per share.

Fiscal Year Ending December 31, 2015	High	Low
Third Quarter through September 8, 2015	$20.74	$15.00
Second Quarter	21.00	15.00
First Quarter	19.00	16.70

Fiscal Year Ending December 31, 2014
Fourth Quarter	$20.50	$15.39
Third Quarter	19.81	12.00
Second Quarter	19.81	13.50
First Quarter	19.60	13.77

Fiscal Year Ending December 31, 2013
Fourth Quarter	$19.60	$12.75
Third Quarter	19.60	12.00
Second Quarter	19.60	12.85
First Quarter	18.75	12.85

We anticipate that this offering and the listing of our common stock on the NASDAQ Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See “Underwriting” for more information regarding our arrangements with the underwriters.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected historical consolidated financial and other data of First Guaranty Bancshares and its subsidiary for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding First Guaranty Bancshares contained elsewhere in this prospectus, including the consolidated financial statements beginning on page F-1 of this prospectus. The information at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The information at June 30, 2015 and June 30, 2014 and for the six months ended June 30, 2015 and 2014 is unaudited and reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in the prospectus.

	At June 30,	At December 31,
	2015	2014	2013	2012	2011	2010
	(dollars in thousands)
Balance Sheet Data:
Investment securities	$649,243	$641,603	$634,504	$659,243	$633,163	$481,961
Federal funds sold	340	210	665	2,891	68,630	9,129
Loans, net of unearned income	810,376	790,321	703,166	629,500	573,100	575,640
Allowance for loan losses	9,505	9,105	10,355	10,342	8,879	8,317
Total assets	1,512,713	1,518,876	1,436,441	1,407,303	1,353,866	1,132,792
Total deposits	1,347,298	1,371,839	1,303,099	1,252,612	1,207,302	1,007,383
Borrowings	14,955	3,255	6,288	15,846	15,423	12,589
Shareholders’ equity	145,752	139,583	123,405	134,181	126,602	97,938
Common shareholders’ equity	106,317	100,148	83,970	94,746	87,167	76,963

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
		(dollars in thousands except per share data)
Performance Ratios and Other Data:
Return on average assets	0.95%	0.76%	0.77%	0.65%	0.89%	0.65%	0.99%
Return on average common equity	13.43%	11.60%	11.40%	9.31%	10.90%	7.37%	11.04%
Return on average tangible assets	0.98%	0.78%	0.80%	0.68%	0.91%	0.68%	1.01%
Return on average tangible common equity	14.21%	12.48%	12.23%	10.12%	11.84%	8.09%	11.87%
Net interest margin	3.18%	3.08%	3.11%	2.92%	3.20%	3.31%	3.93%
Average loans to average deposits	57.78%	54.67%	55.72%	53.58%	49.04%	52.79%	68.10%
Efficiency ratio(1)	56.69%	63.86%	62.85%	65.61%	58.56%	56.77%	56.20%
Efficiency ratio (excluding amortization of intangibles and securities transactions)(1)	58.09%	63.76%	62.58%	67.17%	63.73%	60.29%	59.25%
Full time equivalent employees (period end)	277	280	271	278	274	269	246
Capital Ratios:
Average shareholders’ equity to average assets	9.48%	9.04%	9.24%	9.28%	9.72%	8.80%	9.88%
Average tangible equity to average tangible assets	9.27%	8.80%	9.00%	9.02%	9.43%	8.52%	9.48%
Common shareholders’ equity to total assets	7.03%	6.51%	6.59%	5.85%	6.73%	6.44%	6.79%
Tier 1 leverage capital consolidated	9.32%	9.14%	9.33%	9.14%	9.24%	9.03%	8.69%
Tier 1 capital consolidated	12.98%	13.48%	13.16%	13.61%	14.13%	13.71%	11.98%
Total risk-based capital consolidated	13.94%	14.34%	14.05%	14.71%	15.31%	14.75%	13.03%
Common equity tier 1 capital ratio consolidated	9.37%	n/a	n/a	n/a	n/a	n/a	n/a
Tangible common equity to tangible assets(2)	6.82%	6.27%	6.37%	5.59%	6.45%	6.12%	6.50%
Income Data:
Interest income	$28,114	$26,190	$53,297	$50,886	$55,195	$54,609	$51,390
Interest expense	4,432	4,682	9,202	11,134	13,120	15,118	13,223
Net interest income	23,682	21,508	44,095	39,752	42,075	39,491	38,167
Provision for loan losses	1,010	657	1,962	2,520	4,134	10,187	5,654
Noninterest Income (excluding securities transactions)	2,921	2,907	5,882	5,907	6,272	7,839	6,741
Securities gains	939	209	295	1,571	4,868	3,531	2,824
Loss on securities impairment	—	—	—	—	—	(97)	—
Noninterest expense	15,613	15,726	31,594	30,987	31,161	28,821	26,827
Earnings before income taxes	10,919	8,241	16,716	13,723	17,920	11,756	15,251
Net income	7,256	5,455	11,224	9,146	12,059	8,033	10,025
Net income available to common shareholders	7,059	5,258	10,830	8,433	10,087	6,057	8,692
Share and Per Share Data:
Net earnings	$1.12	$0.84	$1.72	$1.34	$1.60	$0.98	$1.42
Cash dividends paid	0.32	0.32	0.64	0.64	0.64	0.58	0.58
Book value	16.90	15.23	15.92	13.35	15.06	13.85	12.58
Tangible book value(3)	$16.35	$14.63	$15.34	12.72	14.38	13.12	12.01
Dividend payout ratio	28.52%	38.28%	37.18%	47.75%	40.00%	59.60%	40.94%
Weighted average number of shares Outstanding	6,291,332	6,291,332	6,291,332	6,291,332	6,292,855	6,205,652	6,115,608
Number of shares outstanding	6,291,332	6,291,332	6,291,332	6,291,332	6,291,332	6,294,227	6,115,608

(footnotes begin on the next page)

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
		(dollars in thousands)
Asset Quality Ratios:
Non-performing assets to total assets	1.10%	1.05%	0.99%	1.27%	1.67%	2.13%	2.73%
Non-performing assets to total loans	2.05%	2.10%	1.90%	2.60%	3.74%	5.04%	5.38%
Non-performing loans to total loans	1.74%	1.98%	1.62%	2.12%	3.36%	4.05%	5.28%
Loan loss reserve to non-performing assets	57.36%	54.50%	60.74%	56.72%	43.94%	30.73%	26.86%
Net charge-offs to average loans (annualized)	0.15%	0.74%	0.45%	0.38%	0.45%	1.65%	0.89%
Provision for loan loss to average loans (annualized)	0.26%	0.19%	0.27%	0.38%	0.70%	1.75%	0.95%
Allowance for loan loss to total loans	1.17%	1.14%	1.15%	1.47%	1.64%	1.55%	1.44%

(1)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. Efficiency ratio, as we calculate it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “—Non-GAAP Financial Measures.”
(2)	We calculate tangible common equity as total shareholders’ equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “—Non-GAAP Financial Measures.”
(3)	We calculate tangible book value per common share as total shareholders’ equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per share and the ratio of tangible equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names.

The following table reconciles, as of the dates set forth below, shareholders’ equity (on a GAAP basis) to tangible equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

	At June 30,		At December 31,
	2015	2014	2014	2013	2012	2011	2010
		(dollars in thousands except for share data)
Tangible Common Equity
Total shareholders’ equity	$145,752	$135,226	$139,583	$123,405	$134,181	$126,602	$97,938
Adjustments:
Preferred	39,435	39,435	39,435	39,435	39,435	39,435	20,975
Goodwill	1,999	1,999	1,999	1,999	1,999	1,999	1,999
Acquisition intangibles	1,458	1,778	1,618	1,938	2,257	2,608	1,540

Tangible common equity	$102,860	$92,014	$96,531	$80,033	$90,490	$82,560	$73,424

Common shares outstanding	6,291,332	6,291,332	6,291,332	6,291,332	6,291,332	6,294,227	6,115,608
Book value per common share	$16.90	$15.23	$15.92	$13.35	$15.06	$13.85	$12.58
Tangible book value per common share	$16.35	$14.63	$15.34	$12.72	$14.38	$13.12	$12.01
Tangible Assets
Total assets	$1,512,713	$1,471,290	$1,518,876	$1,436,441	$1,407,303	$1,353,866	$1,132,792
Adjustments:
Goodwill	1,999	1,999	1,999	1,999	1,999	1,999	1,999
Acquisition intangibles	1,458	1,778	1,618	1,938	2,257	2,608	1,540

Tangible assets	$1,509,256	$1,467,513	$1,515,259	$1,432,504	$1,403,047	$1,349,259	$1,129,253

Tangible common equity to tangible assets	6.82%	6.27%	6.37%	5.59%	6.45%	6.12%	6.50%

The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding amortizations of intangibles and securities transactions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income.

In our judgment, the adjustment made to noninterest income allows investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing one-time bargain purchase gains associated with acquisitions.

The following table reconciles, as of the dates set forth below, our efficiency ratio to the GAAP-based efficiency ratio:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
		(dollars in thousands)
GAAP-based efficiency ratio	56.69%	63.86%	62.85%	65.61%	58.56%	56.77%	56.20%
Noninterest expense	$15,613	$15,726	$31,594	$30,987	$31,161	$28,821	$26,827
Amortization of intangibles	160	160	320	320	350	286	218

Noninterest expense, excluding amortization	15,453	15,566	31,274	30,667	30,811	28,535	26,609
Net interest income	23,682	21,508	44,095	39,752	42,075	39,491	38,167
Noninterest income	3,860	3,116	6,177	7,478	11,140	11,273	9,565
Adjustments:
Securities transactions	939	209	295	1,571	4,868	3,434	2,824

Noninterest income, excluding securities transactions	$2,921	$2,907	$5,882	$5,907	$6,272	$7,839	$6,741

Efficiency ratio	58.09%	63.76%	62.58%	67.17%	63.73%	60.29%	59.25%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

First Guaranty Bancshares is a Louisiana corporation and a bank holding company headquartered in Hammond, Louisiana. Our wholly-owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services primarily to Louisiana customers through 21 banking facilities primarily located in the MSAs of Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City. We emphasize personal relationships and localized decision making to ensure that products and services are matched to customer needs. We compete for business principally on the basis of personal service to customers, customer access to officers and directors and competitive interest rates and fees.

Total assets were $1.5 billion at June 30, 2015 and at December 31, 2014, and $1.4 billion as of December 31, 2013. Total deposits were $1.3 billion at June 30, 2015, $1.4 billion at December 31, 2014, and $1.3 billion at December 31, 2013. Total loans were $810.4 million at June 30, 2015, an increase of $20.1 million, or 2.5%, compared with December 31, 2014. Total loans were $790.3 million at December 31, 2014, an increase of $87.2 million, or 12.4%, compared with December 31, 2013. Common shareholders’ equity was $106.3 million, $100.1 million and $84.0 million at June 30, 2015, December 31, 2014 and December 31, 2013, respectively.

Net income was $7.3 million and $5.5 million for the six months ended June 30, 2015 and 2014, respectively. Net income was $11.2 million, $9.1 million and $12.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. We generate most of our revenues from interest income on loans, interest income on securities, sales of securities and service charges, commissions and fees. We incur interest expense on deposits and other borrowed funds and noninterest expense such as salaries and employee benefits and occupancy and equipment expenses. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is our largest source of revenue. To evaluate net interest income, we measure and monitor: (1) yields on our loans and other interest-earning assets; (2) the costs of our deposits and other funding sources; (3) our net interest spread and (4) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Louisiana and our other out-of-state market areas. During the extended period of historically low interest rates, we continue to evaluate our investments in interest-earning assets in relation to the impact such investments have on our financial condition, results of operations and shareholders’ equity if interest rates were to suddenly increase as they did in the second and third quarters of 2013.

Critical Accounting Policies

Our accounting and reporting policies conform to generally accepted accounting principles in the United States and to predominant accounting practices within the banking industry. Certain critical accounting policies require judgment and estimates which are used in the preparation of the financial statements.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower’s ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

The following are general credit risk factors that affect our loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. One- to four-family residential, multi-family, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner-occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, we may ultimately incur losses that vary from management’s current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for our syndicated loans. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for loan losses is reviewed on a monthly basis. The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

Other-Than-Temporary Impairment of Investment Securities. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term “other-than-temporary” is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near-term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline, and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments. Intangible assets are comprised of goodwill, core deposit intangibles and mortgage servicing rights. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Our goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate impairment may exist. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other noninterest expense to reduce the carrying amount to implied fair value of goodwill. Our goodwill impairment test includes two steps that are preceded by a “step zero” qualitative test. The qualitative test allows management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit’s goodwill, an impairment loss is recognized in an amount equal to the excess.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with related contract, asset or liability. Our intangible assets primarily relate to core deposits. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value.

Recently Issued Accounting Pronouncements

In April 2015, FASB issued Accounting Standards Update (ASU) No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this guidance require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

This guidance is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. This guidance must be adopted retrospectively, wherein the balance sheet of each period presented should be adjusted to reflect the new guidance. The adoption of this guidance is not expected to have a material impact upon the Company’s financial statements.

The FASB has issued ASU No. 2014-04, Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40)—Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments are intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized.

These amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required.

The amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this guidance is not expected to have a material impact upon our financial statements.

Discussion and Analysis of Financial Condition

Assets. Our total assets decreased $6.2 million, or 0.4%, from December 31, 2014 to $1.5 billion at June 30, 2015. The decrease was primarily attributed to a $27.3 million decrease in cash and cash equivalents as a result of seasonal fluctuations in public funds deposits and a $6.5 million decrease in interest-earning time deposits with banks due to maturities, partially offset by increases of $19.7 million in our net loan portfolio and $7.6 million in our investment securities portfolio.

Our total assets were $1.5 billion at December 31, 2014, an increase of 5.7% from total assets of $1.4 billion at December 31, 2013, primarily due to growth of $87.2 million in our loan portfolio and $7.1 million in our investment securities portfolio, partially offset by a decrease of $16.9 million in our cash and cash equivalents.

Loans. Net loans increased $19.7 million, or 2.5%, to $800.9 million at June 30, 2015 from $781.2 million at December 31, 2014. Net loans increased during the first six months of 2015 primarily due to a $24.0 million increase in commercial and industrial loans, a $9.7 million increase in one- to four-family residential loans, a $2.8 million increase in construction and land development loans, and a $1.7 million increase in agricultural and farmland loans. Commercial and industrial loans increased due to an increase in local originations of small business loans. One-to four-family residential loans increased primarily due to an increase in local loan originations and the purchase of conforming one-to four-family residential loans. Construction and land development loans increased principally due to the funding of unfunded commitments on various construction projects. Agricultural and farmland loans increased due to seasonal fundings on agricultural loan commitments. Non-farm non-residential loans decreased $17.8 million primarily due to loan payoffs as of June 30, 2015.

As of June 30, 2015, approximately 64.3% of our loan portfolio was secured primarily by real estate. The largest portion of our loan portfolio, at 38.2% at June 30, 2015, was non-farm non-residential loans secured by real estate. Approximately 42.0% of the loan portfolio is based on a floating rate tied to the prime rate or London InterBank Offered Rate, or LIBOR, at June 30, 2015. Approximately 82.7% of the loan portfolio is scheduled to mature within five years from June 30, 2015.

Net loans increased $88.4 million, or 12.8%, to $781.2 million at December 31, 2014 from $692.8 million at December 31, 2013. Net loans increased during 2014 primarily due to a $45.2 million increase in commercial and industrial loans, a $22.1 million increase in consumer and other loans, a $14.4 million increase in one- to four-family residential loans, a $4.5 million increase in agricultural loans and a $3.7 million increase in farmland loans. Commercial and industrial loans increased primarily due to an increase in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) as a result of the origination of eleven new syndicated loans with a net increase of $37.8 million during the year ended December 31, 2014 and due to the increase in our small business lending as a result of our participation in the SBLF. The increase in our agricultural loans and farmland loans was primarily the result of the increase in the disbursement of our agricultural and farmland loan commitments due to the seasonality of farming operations during the year ended December 31, 2014. The increase in farmland loans was also due to the origination of timberland loans during the year ended December 31, 2014. The increase in consumer and other loans was principally due to the purchase of $22.5 million in commercial leases that the Bank services. One- to four-family residential loans increased due to an increase in our loan originations and the decision to retain one- to four-family residential loans in our portfolio rather than sell them in the secondary market. There are no significant concentrations of credit to any individual borrower.

Loan Portfolio Composition. The tables below sets forth the balance of loans, excluding loans held for sale, outstanding by loan type as of the dates presented, and the percentage of each loan type to total loans.

			At December 31,
	At June 30, 2015		2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Real Estate:
Construction & land development	$54,847	6.8%	$52,094	6.6%	$47,550	6.7%	$44,856	7.1%
Farmland	14,997	1.8%	13,539	1.7%	9,826	1.4%	11,182	1.8%
One- to four-family residential	127,844	15.7%	118,181	14.9%	103,764	14.7%	87,473	13.8%
Multifamily	14,235	1.8%	14,323	1.8%	13,771	2.0%	14,855	2.4%
Non-farm non-residential	310,604	38.2%	328,400	41.5%	336,071	47.7%	312,716	49.6%

Total Real Estate	522,527	64.3%	526,537	66.5%	510,982	72.5%	471,082	74.7%

Non-Real Estate:
Agricultural	27,939	3.5%	26,278	3.3%	21,749	3.1%	18,476	2.9%
Commercial and industrial	220,379	27.1%	196,339	24.8%	151,087	21.4%	117,425	18.6%
Consumer and other:	41,448	5.1%	42,991	5.4%	20,917	3.0%	23,758	3.8%

Total non-real estate	289,766	35.7%	265,608	33.5%	193,753	27.5%	159,659	25.3%

Total loans before unearned income	812,293	100.0%	792,145	100.0%	704,735	100.0%	630,741	100.0%

Less: Unearned income	(1,917)		(1,824)		(1,569)		(1,241)

Total loans net of unearned income	$810,376		$790,321		$703,166		$629,500

	At December 31,
	2011		2010
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Real Estate:
Construction and land development	$78,614	13.7%	$65,570	11.4%
Farmland	11,577	2.0%	13,337	2.3%
One- to-four-family residential	89,202	15.6%	73,158	12.7%
Multifamily	16,914	2.9%	14,544	2.5%
Non-farm non-residential	268,618	46.8%	292,809	50.8%

Total Real Estate	464,925	81.0%	459,418	79.7%

Non-Real Estate:
Agricultural	17,338	3.0%	17,361	3.0%
Commercial and industrial	68,025	11.9%	76,590	13.3%
Consumer and other:	23,455	4.1%	22,970	4.0%

Total non-real estate	108,818	19.0%	116,921	20.3%

Total loans before unearned income	573,743	100.0%	576,339	100.0%

Less: Unearned income	(643)		(699)

Total loans net of unearned income	$573,100		$575,640

Loan Portfolio Maturities. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2014. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	One Year or Less	More than One Year Through Five Years	After Five Years	Total
	(dollars in thousands)
Real Estate:
Construction and land development	$19,747	$30,376	$1,971	$52,094
Farmland	1,084	9,135	3,320	13,539
One- to four-family residential	20,869	32,048	65,264	118,181
Multifamily	5,437	7,686	1,200	14,323
Non-farm non-residential	69,575	222,648	36,177	328,400

Total real estate	116,712	301,893	107,932	526,537

Non-Real Estate:
Agricultural	12,190	3,214	10,874	26,278
Commercial and industrial	32,140	147,005	17,194	196,339
Consumer and other:	6,642	30,660	5,689	42,991

Total non-real estate	50,972	180,879	33,757	265,608

Total loans before unearned income	$167,684	$482,772	$141,689	792,145

Less: Unearned Income				(1,824)

Total loans net of unearned Income				$790,321

The following table sets forth the scheduled repayments of fixed and adjustable-rate loans at December 31, 2014 that are contractually due after December 31, 2015.

	Due After December 31, 2015
	Fixed	Adjustable	Total
	(dollars in thousands)
One to five years	$253,306	$225,655	$478,961
Five to 15 years	67,012	39,634	106,646
Over 15 years	25,304	8,104	33,408

Subtotal	$345,622	$273,393	619,015

Nonaccrual loans			12,194

Total loans before unearned income			631,209
Less: unearned income			(1,824)

Total loans net of unearned income			$629,385

At June 30, 2015, $188.8 million, or 55.6% of our adjustable interest rate loans were at their interest rate floor.

Non-performing Assets

Non-performing assets consist of non-performing loans and other real-estate owned. Non-performing loans (including nonaccruing troubled debt restructurings described below) are those on which the accrual of interest has stopped or loans which are contractually 90 days past due on which interest continues to accrue. Loans are ordinarily placed on nonaccrual status when principal and interest is delinquent for 90 days or more. However, management may elect to continue the accrual when the estimated net available value of collateral is sufficient to cover the principal balance and accrued interest. It is our policy to discontinue the accrual of interest income on any loan for which we have reasonable doubt as to the payment of interest or principal. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Nonaccrual loans are returned to accrual status when the financial position of the borrower indicates there is no longer any reasonable doubt as to the payment of principal or interest. Other real estate owned consists of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure.

The following table shows the principal amounts and categories of our non-performing assets at June 30, 2015, December 31, 2014, 2013, 2012, 2011 and 2010.

	At June 30, 2015	At December 31,
		2014	2013	2012	2011	2010
	(dollars in thousands)
Nonaccrual loans:
Real Estate:
Construction and land development	$287	$486	$73	$854	$1,520	$3,383
Farmland	165	153	130	312	562	—
One- to-four-family residential	5,253	3,819	4,248	4,603	5,647	1,480
Multifamily	1,338	—	—	—	—	1,357
Non-farm non-residential	1,182	4,993	7,539	11,571	12,400	21,944

Total real estate	8,225	9,451	11,990	17,340	20,129	28,164

Non-Real Estate:
Agricultural	721	832	526	512	315	446
Commercial and industrial	1,777	1,907	1,946	2,831	1,986	76
Consumer and other:	6	4	23	5	20	32

Total Non-real estate	2,504	2,743	2,495	3,348	2,321	554

Total nonaccrual loans	10,729	12,194	14,485	20,688	22,450	28,718

Loans delinquent 90 days or more and still accruing:
Real Estate:
Construction and land development	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
One- to four-family residential	374	599	414	455	309	1,663
Multifamily	2,987	—	—	—	—	—
Non-farm non-residential	—	—	—	—	419	—

Total real estate	3,361	599	414	455	728	1,663

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other:	—	—	—	—	8	10

Total Non-real estate	—	—	—	—	8	10

Total loans delinquent 90 days or more and still accruing	3,361	599	414	455	736	1,673

Total non-performing loans	14,090	12,793	14,899	21,143	23,186	30,391

Other real estate owned and foreclosed assets:
Real Estate:
Construction and land development	106	127	754	1,083	1,161	231
Farmland	—	—	—	—	—	—
One- to-four-family residential	1,227	1,121	1,803	1,186	1,342	232
Multifamily	—	—	—	—	—	—
Non-farm non-residential	1,149	950	800	125	3,206	114

Total real estate	2,482	2,198	3,357	2,394	5,709	577

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total non-real estate	—	—	—	—	—	—

Total other real estate owned and foreclosed assets	2,482	2,198	3,357	2,394	5,709	577

Total non-performing assets	$16,572	$14,991	$18,256	$23,537	$28,895	$30,968

Non-performing assets to total loans	2.05%	1.90%	2.60%	3.74%	5.04%	5.38%
Non-performing assets to total assets	1.10%	0.99%	1.27%	1.67%	2.13%	2.73%
Non-performing loans to total loans	1.74%	1.62%	2.12%	3.36%	4.05%	5.28%

For the six months ended June 30, 2015 and 2014, gross interest income which would have been recorded had the non-performing loans been current in accordance with their original terms amounted to $0.4 million and $0.6 million, respectively. We recognized $0.2 million and $0.1 million of interest income on such loans during the six months ended June 30, 2015 and 2014, respectively. For the years ended December 31, 2014 and 2013, gross interest income which would have been recorded had the non-performing loans been current in accordance with their original terms amounted to $0.2 million and $0.1 million, respectively. We recognized $0.4 million and $0.2 million and $0.1 million of interest income on such loans during the year ended December 31, 2014 and the year ended December 31, 2013, respectively.

For the six months ended June 30, 2015 and 2014, gross interest income which would have been recorded had the troubled debt restructured loans been current in accordance with their original terms amounted to $0.1 million and $0.2 million, respectively. We recognized $0.1 million of interest income on such loans during the six months ended June 30, 2015 and 2014, respectively. For the year ended December 31, 2014 and for the year ended December 31, 2013, gross interest income which would have been recorded had the troubled debt restructured loans been current in accordance with their original terms amounted to $0.2 million and $0.3 million, respectively. We recognized $0.1 million and $0.2 million of interest income on such loans during the year ended December 31, 2014 and the year ended December 31, 2013, respectively.

At June 30, 2015, nonperforming assets totaled $16.6 million, or 1.10%, of total assets, compared to $15.0 million or 0.99% of total assets at December 31, 2014, which represented an increase of $1.6 million or 10.6%. The increase in non-performing assets occurred primarily as a result of one multifamily real estate loan with a balance of $3.0 million that was 90 days past due and still accruing as of June 30, 2015. The loan is adequately secured by collateral with a personal guarantee and we expect collection of all outstanding principal and interest.

At June 30, 2015 nonaccrual loans totaled $10.7 million, a decrease of $1.5 million, or 12.1%, compared to nonaccrual loans of $12.2 million at December 31, 2014. One non-farm non-residential loan relationship in the amount of $2.9 million secured by a commercial property returned to accrual status in the first quarter of 2015. A $0.9 million non-farm non-residential loan relationship secured by a commercial property returned to accrual status in the second quarter of 2015. The decreases in non-accrual loans were partially offset by an increase in non-accrual loans associated with two lending relationships that occurred in the first quarter of 2015: (1) a loan secured by one- to four-family residential properties in the aggregate amount of $1.7 million; and (2) a loan in the amount of $1.3 million that was secured by a multi-family property. Nonaccrual loans were concentrated in three loan relationships for a total of $4.7 million, or 44.1%, of nonaccrual loans at June 30, 2015.

At June 30, 2015 loans 90 days or greater delinquent and still accruing totaled $3.4 million compared to $0.6 million at December 31, 2014, an increase of $2.8 million. The increase was associated with a multi-family loan that totaled $3.0 million and was secured by commercial real estate. As previously noted, we believe that the loan is adequately secured and all principal and interest will be collected.

Other real estate owned at June 30, 2015 totaled $2.5 million, an increase of $0.3 million from $2.2 million at December 31, 2014. The increase in other real estate owned was due to the addition of $0.2 million in non-farm non-residential properties and $0.3 million in residential properties offset by write-downs of $0.1 million and sales of $73,000, primarily related to residential properties.

At June 30, 2015, our largest non-performing assets were comprised of the following nonaccrual loans: (1) a lending relationship comprised of three one- to four-family residential loans that in the aggregate totaled $1.7 million; (2) a commercial and industrial loan with a balance of $1.6 million secured by equipment, which has a USDA government guarantee for $1.3 million; and (3) a multi-family loan with a balance of $1.3 million secured by a commercial property.

Non-performing assets were $15.0 million, or 0.99%, of total assets at December 31, 2014, compared to $18.3 million, or 1.27%, of total assets at December 31, 2013, which represented a decrease in non-performing assets of $3.3 million. The decrease in non-performing assets occurred primarily as a result of a decrease in non-accrual loans from $14.5 million at December 31, 2013 to $12.2 million at December 31, 2014, which was attributable mainly to foreclosures, charge-offs and some payoffs of non-accrual loans.

Troubled Debt Restructurings. Another category of assets which contribute to our credit risk is troubled debt restructurings (“TDRs”). A TDR is a loan for which a concession has been granted to the borrower due to a deterioration of the borrower’s financial condition. Such concessions may include reduction in interest rates, deferral of interest or principal payments, principal forgiveness and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. We strive to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before such loan reaches nonaccrual status. In evaluating whether to restructure a loan, management analyzes the long-term financial condition of the borrower, including guarantor and collateral support, to determine whether the proposed concessions will increase the likelihood of repayment of principal and interest. TDRs that are not performing in accordance with their restructured terms and are either contractually 90 days past due or placed on nonaccrual status are reported as non-performing loans. Our policy provides that nonaccrual TDRs are returned to accrual status after a period of satisfactory and reasonable future payment performance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments and demonstrated ability to continue to repay.

The following is a summary of loans restructured as TDRs at June 30, 2015, December 31, 2014, December 31, 2013 and December 31, 2012:

	At June 30, 2015	At December 31,
		2014	2013	2012
	(dollars in thousands)
TDRs:
In compliance with modified terms	$3,443	$2,998	$3,006	$14,656
Past due 30 through 89 days and still accruing	—	2,204	—	—
Past due 90 days and greater and still accruing	—	—	—	—
Nonaccrual	1,745	—	—	221
Restructured loans that subsequently defaulted	230	230	230	1,753

Total TDRs	$5,418	$5,432	$3,236	$16,630

At both June 30, 2015 and December 31, 2014, the outstanding balance of our TDRs was $5.4 million as compared to $3.2 million at December 31, 2013. At June 30, 2015, we had four loan relationships that were restructured: (1) a $2.9 million non-farm non-residential loan secured by commercial real estate, which is performing in accordance with its modified terms; (2) a $0.5 million loan secured by non-farm non-residential real estate, which is performing in accordance with its modified terms; (3) a $1.7 million lending relationship with three loans secured by one- to four-family residential real estate that is on nonaccrual; and (4) a $0.2 million non-farm non-residential loan secured primarily by commercial real estate that subsequently defaulted. The restructuring of these loans were related to interest rate or amortization concessions.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified as “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific allowance for loan losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we continuously assess the quality of our loan portfolio and we regularly review the problem loans in our loan portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the “watch list” initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or delinquency status, or if the loan possesses weaknesses although currently performing. Management reviews the status of our loan portfolio delinquencies, by product types, with the full board of directors on a monthly basis. Individual classified loan relationships are discussed as warranted. If a loan deteriorates in asset quality, the classification is changed to “special mention,” “substandard,” “doubtful” or “loss” depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified “substandard.”

We also employ a risk grading system for our loans to help assure that we are not taking unnecessary and/or unmanageable risk. The primary objective of the loan risk grading system is to establish a method of assessing credit risk to further enable management to measure loan portfolio quality and the adequacy of the allowance for loan losses. Further, we contract with an external loan review firm to complete a credit risk assessment of the loan portfolio on a regular basis to help determine the current level and direction of our credit risk. The external loan review firm communicates the results of their findings to the Bank’s audit committee. Any material issues discovered in an external loan review are also communicated to us immediately.

The following table sets forth our amounts of classified loans and loans designated as special mention at June 30, 2015, December 31, 2014, 2013 and 2012. Classified loans totaled $35.5 million at June 30, 2015, and included $14.1million of non-performing loans.

	At June 30, 2015	At December 31,
		2014	2013	2012
	(dollars in thousands)
Classification of Loans:
Substandard	$35,505	$44,752	$39,856	$58,781
Doubtful	—	—	—	—

Total Classified Loans	$35,505	$44,752	$39,856	$58,781

Special mention	$36,410	$28,702	$21,327	$28,172

Classified loans decreased by $9.3 million to $35.5 million at June 30, 2015 from $44.8 million at December 31, 2014 as a result of a decrease in substandard loans. Substandard loans at June 30, 2015 consisted of $16.9 million in non-farm non-residential, $7.4 million in one- to four-family residential, $1.8 million in construction and land development, $4.3 million in multi-family and the remaining $5.1 million comprised of farm land, commercial and industrial and consumer and other loans. The increase in classified loans at December 31, 2014 as compared to December 31, 2013 was due to a $4.9 million increase in substandard loans.

Allowance for Loan Losses

The allowance for loan losses is maintained to absorb potential losses in the loan portfolio. The allowance is increased by the provision for loan losses offset by recoveries of previously charged-off loans and is decreased by loan charge-offs. The provision is a charge to current expense to provide for current loan losses and to maintain the allowance commensurate with management’s evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

•	past due and non-performing assets;

•	specific internal analysis of loans requiring special attention;

•	the current level of regulatory classified and criticized assets and the associated risk factors with each;

•	changes in underwriting standards or lending procedures and policies;

•	charge-off and recovery practices;

•	national and local economic and business conditions;

•	nature and volume of loans;

•	overall portfolio quality;

•	adequacy of loan collateral;

•	quality of loan review system and degree of oversight by our board of directors;

•	competition and legal and regulatory requirements on borrowers;

•	examinations of the loan portfolio by federal and state regulatory agencies and examinations; and

•	review by our internal loan review department and independent accountants.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for our syndicated loans, including shared national credits. The general component covers non-classified loans and special mention loans and is based on historical loss experience for the past three years adjusted for qualitative factors described above. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for losses was $9.5 million at June 30, 2015, up from $9.1 million at December 31, 2014, down from $10.4 million at December 31, 2013.

The balance in the allowance for loan losses is principally influenced by the provision for loan losses and by net loan loss experience. Additions to the allowance are charged to the provision for loan losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected. The table below reflects the activity in the allowance for loan losses for the periods indicated.

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands)
Balance at beginning of period	$9,105	$10,355	$10,355	$10,342	$8,879	$8,317	$7,919

Charge-offs:
Real Estate:
Construction and land development	(97)	(1,032)	(1,032)	(233)	(65)	(1,093)	(5)
Farmland	—	—	—	(31)	—	(144)	—
One- to four-family residential	(159)	(182)	(589)	(220)	(1,409)	(1,613)	(1,534)
Multifamily	—	—	—	—	(187)	—	—
Non-farm non-residential	(28)	(1,264)	(1,515)	(1,148)	(459)	(5,193)	(235)

Total real estate	(284)	(2,478)	(3,136)	(1,632)	(2,120)	(8,043)	(1,774)

Non-Real Estate:
Agricultural	(336)	(2)	(2)	(41)	(49)	(23)	—
Commercial and industrial	(18)	(149)	(266)	(1,098)	(809)	(1,638)	(3,395)
Consumer and other:	(145)	(157)	(289)	(262)	(473)	(653)	(444)

Total non-real estate	(499)	(308)	(557)	(1,401)	(1,331)	(2,314)	(3,839)

Total charge-offs	(783)	(2,786)	(3,693)	(3,033)	(3,451)	(10,357)	(5,613)
Recoveries:
Real Estate:
Construction and land development	3	2	6	10	15	1	1
Farmland	—	—	—	140	1	—	—
One- to four-family residential	57	38	99	49	35	118	11
Multifamily	20	28	49	—	—	—	—
Non-farm non-residential	4	8	9	8	116	13	30

Total real estate	84	76	163	207	167	132	42

Non-Real Estate:
Agricultural	2	1	1	5	1	2	—
Commercial and industrial	9	10	118	71	329	371	164
Consumer and other:	78	102	199	243	283	227	151

Total non-real estate	89	113	318	319	613	600	315

Total recoveries	173	189	481	526	780	732	357

Net (charge-offs) recoveries	(610)	(2,597)	(3,212)	(2,507)	(2,671)	(9,625)	(5,256)
Provision for loan losses	1,010	657	1,962	2,520	4,134	10,187	5,654

Balance at end of period	$9,505	$8,415	$9,105	$10,355	$10,342	$8,879	$8,317

Ratios:
Net loan charge-offs to average loans(annualized for June periods)	0.15%	0.74%	0.45%	0.38%	0.45%	1.65%	0.89%
Net loan charge-offs to loans at end of period (annualized for June periods)	0.15%	0.71%	0.41%	0.36%	0.42%	1.68%	0.91%
Allowance for loan losses to loans at end of period	1.17%	1.14%	1.15%	1.47%	1.64%	1.55%	1.44%
Net loan charge-offs to allowance for loan losses (annualized for June periods)	12.94%	62.23%	35.28%	24.21%	25.83%	108.40%	63.20%
Net loan charge-offs to provision charged to expense	60.40%	395.28%	163.71%	99.48%	64.61%	94.48%	92.96%

Provisions totaled $1.0 million in the first six months of 2015 as compared to $0.7 million for the same period in 2014. The provisions made in the first six months of 2015 were taken as a result of growth in the loan portfolio, to provide for current loan losses and to maintain the allowance proportionate to risks inherent in the loan portfolio. There was general improvement in the credit quality of the loan portfolio and the impaired loan portfolio did not suffer additional declines in estimated fair value. The credit quality improvements were across most loan portfolio types with the largest improvement in non-farm non-residential loans, commercial and industrial loans, and construction and land development. Total charge-offs were $0.8 million for first six months of 2015 as compared to $2.8 million for the same period in 2014. We attributed the decline in charged-off loans from the first six months of 2014 to the first six months of 2015 to a general improvement in the credit quality of the loan portfolio and to the fact that charge-offs in the first six months of 2014 were concentrated in two loan relationships that had specific reserves from prior periods. Recoveries totaled $0.2 million during the first six months of 2015 and $0.2 million during the first six months of 2014.

We charged off $0.8 million in loan balances during the first six months of 2015. The charged-off loan balances were concentrated in one loan relationship which totaled $0.3 million, or 42.8%, of the total charged off amount. The details of the $0.8 million in charged off loans were as follows:

•	We charged off a $0.3 million agricultural loan; and

•	The remaining $0.5 million of charge-offs for the first six months of 2015 were comprised of smaller loans and overdrawn deposit accounts.

A provision for loan losses of $2.0 million was made during the year ended December 31, 2014 as compared to $2.5 million for 2013. The provisions made in 2014 were taken to provide for current loan losses and to maintain the allowance proportionate to risks inherent in the loan portfolio.

Total charge-offs were $3.7 million during the year ended December 31, 2014 as compared to $3.0 million for 2013. Recoveries totaled $0.5 million for the year ended December 31, 2014 and $0.5 million during 2013. Comparing the year ended December 31, 2014 to the year ended December 31, 2013, the decline in the allowance was attributed to charge-offs related to impaired loans that had existing specific reserves, as well improvement in the credit quality of the loan portfolio. The impaired loan portfolio did not suffer additional declines in estimated fair value requiring additional provisions. The credit quality improvements were across most loan portfolio types with the largest improvement in non-farm non-residential loans, commercial and industrial loans, and construction and land development.

The charged-off loan balances for the year ended December 31, 2014 were concentrated in three loan relationships which totaled $2.4 million, or 64.9%, of the total charged-off amount. The details of the $3.7 million in charged-off loans were as follows:

•	We charged-off $1.0 million for a commercial and industrial loan that we reclassified as a non-farm non-residential loan as a result of the failure of a financial insurance business. The loan had a balance of $1.6 million with a specific reserve of $0.8 million at December 31, 2013. Analysis of the credit indicated that the loan balance should be charged down to the estimated collateral value of the commercial real estate. This loan was designated as a nonaccrual loan with a current principal balance of $0.3 million at December 31, 2014.

•	We charged-off $0.8 million on a non-farm non-residential loan secured by a hotel. The nonaccrual loan had further deterioration in collateral value which required the additional write down. We foreclosed on the loan and the collateral was designated as other real estate owned with a balance of $0.7 million at December 31, 2014.

•	We charged-off approximately $0.6 million on a second non-farm non-residential loan secured by a hotel, of which $0.4 million was an existing specific reserve. This loan is in nonaccrual status and has a balance of $2.9 million at December 31, 2014.

•	The remaining $1.3 million of charge-offs for 2014 were comprised of smaller loans and overdrawn deposit accounts.

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance for losses in other categories.

				At December 31,
	At June 30, 2015			2014			2013
	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)
Real Estate:
Construction and land development	$889	9.4%	6.8%	$702	7.7%	6.6%	$1,530	14.8%	6.7%
Farmland	6	0.1%	1.8%	21	0.2%	1.7%	17	0.2%	1.4%
One- to four-family residential	2,476	26.0%	15.7%	2,131	23.4%	14.9%	1,974	19.1%	14.7%
Multifamily	832	8.8%	1.8%	813	8.9%	1.8%	376	3.6%	2.0%
Non-farm non-residential	2,369	24.9%	38.2%	2,713	29.8%	41.5%	3,607	34.8%	47.7%

Non-Real Estate:
Agricultural	27	0.3%	3.5%	293	3.2%	3.3%	46	0.4%	3.1%
Commercial and industrial	2,215	23.3%	27.1%	1,797	19.8%	24.8%	2,176	21.0%	21.4%
Consumer and other:	440	4.6%	5.1%	371	4.1%	5.4%	208	2.0%	3.0%
Unallocated	251	2.6%	—%	264	2.9%	—%	421	4.1%	—%

Total allowance	$9,505	100.0%	100.0%	$9,105	100.0%	100.0%	$10,355	100.0%	100.0%

	At December 31,
	2012			2011
	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance to Total Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)
Real Estate:
Construction and land development	$1,098	10.6%	7.1%	$1,002	11.3%	13.7%
Farmland	50	0.5%	1.8%	65	0.7%	2.0%
One- to four-family residential	2,239	21.7%	13.8%	1,917	21.6%	15.6%
Multifamily	284	2.7%	2.4%	780	8.8%	2.9%
Non-farm non-residential	3,666	35.4%	49.6%	2,980	33.6%	46.8%

Non-Real Estate:
Agricultural	64	0.6%	2.9%	125	1.4%	3.0%
Commercial and industrial	2,488	24.1%	18.6%	1,407	15.8%	11.9%
Consumer and other:	233	2.3%	3.8%	314	3.5%	4.1%
Unallocated	220	2.1%	—%	289	3.3%	—%

Total allowance	$10,342	100.0%	100.0%	$8,879	100.0%	100.0%

Investment Securities

Investment securities at June 30, 2015 totaled $649.2 million, an increase of $7.6 million, or 1.2%, compared to $641.6 million at December 31, 2014. The increase was primarily attributed to the deployment of surplus cash into short term investment securities used to collateralize public funds deposits. The investment portfolio consisted of available-for-sale securities at fair market value of $464.1 million and held-to-maturity securities at amortized cost of $185.2 million. Investment securities at December 31, 2014 totaled $641.6 million, an increase of $7.1 million, or 1.1%, compared to $634.5 million at December 31, 2013 due to the deployment of surplus cash into short term investments and the purchase of approximately $26.5 million in municipal securities.

Our investment securities portfolio is comprised of both available-for-sale securities and securities that we intend to hold to maturity. We purchase securities for our investment portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk and to meet pledging requirements for public funds and borrowings. In particular, our held-to-maturity securities portfolio is used as collateral for our public funds deposits.

The securities portfolio consisted principally of U.S. Government and Government agency securities, agency mortgage-backed securities, corporate debt securities and municipal bonds. U.S. government agencies consist of FHLB, Federal Farm Credit Bank (“FFCB”), Freddie Mac and Fannie Mae obligations. Mortgage backed securities that we purchase are issued by Freddie Mac and Fannie Mae. Management monitors the securities portfolio for both credit and interest rate risk. We generally limit the purchase of corporate securities to individual issuers to manage concentration and credit risk. Corporate securities generally have a maturity of 10 years or less. U.S. Government securities consist of U.S. Treasury bills that have maturities of less than 30 days. Government agency securities generally have maturities of 15 years or less. Agency mortgage backed securities have stated final maturities of 15 to 20 years.

At June 30, 2015, the U.S Government and Government agency securities and municipal bonds qualified as securities available to collateralize public funds. Securities pledged totaled $508.8 million at June 30, 2015, $516.5 million at December 31, 2014 and $503.1 million at December 31, 2013. Our public funds deposits have a seasonal increase due to tax collections at the end of the year and the first quarter. We typically collateralize the seasonal public fund increases with short term instruments such as U.S. Treasuries or other agency backed securities.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At June 30,		At December 31,
	2015		2014		2013		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)
Available-for-sale:
U.S. Treasuries	$—	$—	$36,000	$36,000	$36,000	$36,000	$20,000	$20,000
U.S. Government Agencies	281,825	279,812	295,620	291,495	302,816	286,699	392,616	393,089
Corporate and other debt securities	128,779	131,075	126,654	130,063	142,580	144,481	159,488	167,111
Mutual funds or other equity securities	1,828	3,953	570	574	564	556	564	587
Municipal bonds	49,461	49,243	40,599	41,676	16,091	16,475	18,481	19,513

Total securities available-for-sale	$461,893	$464,083	$499,443	$499,808	$498,051	$484,211	$591,149	$600,300

Held-to-maturity:
U.S. Government Agencies	$131,329	$129,621	$84,479	$82,529	$86,927	$80,956	$58,943	$58,939
Mortgage-backed securities	53,831	53,314	57,316	57,159	63,366	60,686	—	—

Total securities held-to-maturity	$185,160	$182,935	$141,795	$139,688	$150,293	$141,642	$58,943	$58,939

Our available-for-sale securities portfolio totaled $464.1 million at June 30, 2015, a decrease of $35.7 million, or 7.2%, compared to $499.8 million at December 31, 2014. The decrease was primarily due to the transfer of securities classified as available-for-sale to held-to-maturity during the first six months of 2015. The securities transferred to held-to-maturity were $51.8 million of government agency securities with unrealized losses of $128,000 used for the collateralization of public funds deposits. These securities have contractual maturities of five to ten years. We had an unrealized gain of $2.6 million on the conversion of a preferred security into common stock with a readily determinable fair market value during the first quarter of 2015. The pre-tax unrealized gain was approximately $2.1 million as of June 30, 2015. First Guaranty Bancshares is liquidating the common stock during 2015 and the gains will be recognized into income as the stock is sold. During the second quarter of 2015 gains of $0.5 million were realized.

Our held-to-maturity securities portfolio had an amortized cost of $185.2 million at June 30, 2015, an increase of $43.4 million, or 30.6%, compared to $141.8 million at December 31, 2014. The increase was due to the transfer of securities classified as available-for-sale to held-to-maturity that was partially offset by early payoffs of $5.0 million and the continued amortization of our mortgage-backed securities. The securities transferred to held-to-maturity were government agency securities used for the collateralization of public funds deposits. The securities have maturities of five to ten years.

Our available-for-sale securities portfolio totaled $499.8 million at December 31, 2014, an increase of $15.6 million, or 3.2%, compared to $484.2 million at December 31, 2013. The increase was primarily due to the purchase of $26.5 million in municipal bonds and the purchase of short-term obligations issued by U.S. Government Agencies to reduce our surplus of cash and increase the yield of our interest-earning assets. The reduction in the corporate bond portfolio was principally due to amortization of existing securities and the reinvestment of these cash flows into other securities and loans.

Our held-to-maturity securities portfolio had an amortized cost of $141.8 million at December 31, 2014, a decrease of $8.5 million, or 5.7%, compared to $150.3 million at December 31, 2013. The decrease was primarily due to the amortization of our mortgage-backed securities.

The following table sets forth the stated maturities and weighted average yields of our investment securities at June 30, 2015.

	At June 30, 2015
	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(dollars in thousands)
Available-for-Sale:
U.S Treasuries	—	—	—	—	—	—	—	—
U.S. Government Agencies	—	—	233,052	1.40%	35,168	2.01%	11,592	2.90%
Corporate and other debt securities	20,241	2.45%	51,972	3.97%	55,570	3.75%	3,292	4.53%
Mutual funds or other equity securities	—	—	—	—	—	—	3,953	—
Municipal bonds	1,241	1.69%	4,446	2.10%	7,663	2.85%	35,893	2.79%

	At June 30, 2015
	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(dollars in thousands)
Total securities available-for-sale	21,482	2.41%	289,470	1.87%	98,401	3.06%	54,730	2.72%

Held-to-Maturity:
U.S. Government Agencies	—	—	36,976	1.40%	94,353	2.08%	—	—
Mortgage-backed securities	—	—	—	—	—	—	53,831	2.16%
Corporate and other debt securities	—	—	—	—	—	—	—	—

Total securities held-to-maturity	—	—	36,976	1.40%	94,353	2.08%	53,831	2.16%

At June 30, 2015, $21.5 million, or 3.3%, of the securities portfolio was scheduled to mature in less than one year, $326.4 million, or 50.3%, of the securities portfolio is scheduled to mature between one and five years. Securities, not including mortgage-backed securities, with contractual maturity dates over 10 years totaled $54.7 million, or 8.4%, of the total portfolio at June 30, 2015. The weighted average contractual maturity of the securities portfolio was 4.6 years at June 30, 2015 as compared to 5.3 years at December 31, 2014 and 5.7 years at December 31, 2013. We attribute the decrease in contractual maturity from December 31, 2013 to June 30, 2015 to our plan to continually shorten the maturity of the investment portfolio to reduce interest rate risk. We seek to profitability invest our public funds deposits in our investment portfolio and loan portfolio. We closely monitor the investment portfolio’s yield, duration, and maturity to ensure a satisfactory return. The average maturity of the securities portfolio is affected by call options that may be exercised by the issuer of the securities and are influenced by market interest rates. Prepayments of mortgages that collateralize mortgage-backed securities also affect the maturity of the securities portfolio. Based on internal forecasts at June 30, 2015, we believe that the securities portfolio has a forecasted weighted average life of approximately 4.6 years and a portfolio duration of 3.2 based on the current interest rate environment. A parallel interest rate shock of 400 basis points is forecasted to increase the weighted average life of the portfolio to approximately 5.2 years and a portfolio duration of 4.4.

At June 30, 2015, the following table identifies the issuers, and the aggregate amortized cost and aggregate fair value of the securities of such issuers that exceeded 10% of our total shareholders’ equity:

	At June 30, 2015
	Amortized Cost	Fair Value
	(dollars in thousands)
FHLB	$143,013	$141,427
Freddie Mac	66,564	65,927
Fannie Mae	124,258	123,211
Federal Farm Credit Bank	133,150	132,182

Total	$466,985	$462,747

Deposits

Managing the mix and pricing the maturities of deposit liabilities is an important factor affecting our ability to maximize our net interest margin. The strategies used to manage interest-bearing deposit liabilities are designed to adjust as the interest rate environment changes. We regularly assess our funding needs, deposit pricing and interest rate outlooks. From December 31, 2014 to June 30, 2015, total deposits decreased $24.5 million, or 1.8%, to $1.3 billion. Time deposits decreased $13.5 million, or 2.1%, to $643.5 million at June 30, 2015 compared to $657.0 million at December 31, 2014. The majority of the decrease in time deposits was due to the maturity of higher priced time deposits that did not renew. Interest-bearing demand deposits decreased $13.6 million from December 31, 2014 to June 30, 2015. At June 30, 2015, we had $25.7 million in brokered deposits. From December 31, 2013 to December 31, 2014, total deposits increased $68.7 million, or 5.3%, to $1.4 billion. Time deposits increased $15.0 million, or 2.3%, to $657.0 million at December 31, 2014 compared to $642.0 million at December 31, 2013. The majority of the increase in time deposits was associated with a new public funds deposit. Noninterest-bearing demand deposits increased $3.7 million from December 31, 2013 to December 31, 2014. Interest-bearing demand deposits increased $40.9 million from December 31, 2013 to December 31, 2014.

As we seek to strengthen our net interest margin and improve our earnings, attracting core noninterest-bearing deposits will be a primary emphasis. Management will continue to evaluate and update our product mix in its efforts to attract additional core customers. We currently offer a number of noninterest-bearing deposit products that are competitively priced and designed to attract and retain customers with primary emphasis on core deposits.

The following tables set forth the distribution of deposit accounts, by account type, for the dates indicated.

Total Deposits

	For the Six Months Ended June 30, 2015
	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$210,613	15.3%	—%
Interest-bearing demand	431,446	31.3%	0.3%
Savings	75,805	5.5%	0.1%
Time	659,964	47.9%	1.1%

Total deposits	$1,377,828	100.0%	0.6%

	For the Years Ended December 31,
	2014			2013
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$200,127	15.3%	—%	$196,589	15.8%	—%
Interest-bearing demand	386,363	29.6%	0.3%	334,573	26.8%	0.4%
Savings	69,719	5.4%	0.0%	64,639	5.2%	0.1%
Time	649,165	49.7%	1.2%	650,540	52.2%	1.5%

Total deposits	$1,305,374	100.0%	0.8%	$1,246,341	100.0%	0.9%

	For the Year Ended December 31, 2012
	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$175,979	14.6%	—%
Interest-bearing demand	302,207	25.1%	0.5%
Savings	59,899	5.0%	0.1%
Time	664,529	55.3%	1.7%

Total deposits	$1,202,614	100.0%	1.1%

Individual and Business Deposits

	For the Six Months Ended June 30, 2015
	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$205,866	26.9%	—%
Interest-bearing demand	113,848	14.9%	0.2%
Savings	65,089	8.5%	0.1%
Time	379,615	49.7%	1.4%

Total individual and business deposits	$764,418	100.0%	0.7%

	For the Years Ended December 31,
	2014			2013
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$197,332	25.0%	—%	$193,773	24.5%	—%
Interest-bearing demand	105,569	13.4%	0.2%	85,384	10.8%	0.3%
Savings	61,288	7.7%	—%	57,819	7.3%	0.1%
Time	426,107	53.9%	1.4%	453,055	57.4%	1.8%

Total individual and business deposits	$790,296	100.0%	0.8%	$790,031	100.0%	1.1%

	For the Year Ended December 31, 2012
	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$173,719	22.9%	—%
Interest-bearing demand	80,761	10.7%	0.3%
Savings	55,408	7.3%	0.1%
Time	448,417	59.1%	2.1%

Total individual and business deposits	$758,305	100.0%	1.3%

Public Fund Deposits

	For the Six Months Ended June 30, 2015
	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$4,747	0.8%	—%
Interest-bearing demand	317,598	51.8%	0.4%
Savings	10,716	1.7%	—%
Time	280,349	45.7%	0.7%

Total public funds	$613,410	100.0%	0.5%

	For the Years Ended December 31,
	2014			2013
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$2,795	0.5%	—%	$2,816	0.6%	—%
Interest-bearing demand	280,794	54.5%	0.4%	249,189	54.6%	0.4%
Savings	8,431	1.7%	—%	6,820	1.5%	0.1%
Time	223,058	43.3%	0.7%	197,485	43.3%	0.8%

Total public funds	$515,078	100.0%	0.5%	$456,310	100.0%	0.6%

	For the Year Ended December 31, 2012
	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$2,260	0.5%	—%
Interest-bearing demand	221,446	49.9%	0.5%
Savings	4,491	1.0%	0.1%
Time	216,112	48.6%	1.0%

Total public funds	$444,309	100.0%	0.7%

At June 30, 2015, public funds deposits totaled $599.9 million as compared to $601.5 million at December 31, 2014 and $515.6 million at December 31, 2013. Public fund time deposits totaled $276.0 million at June 30, 2015 compared to $266.7 million at December 31, 2014. We have developed a program for the retention and management of public funds deposits. Since the end of 2012, we have maintained public funds deposits in excess of $400.0 million. These deposits are from public entities such as school districts, hospital districts, sheriff departments and municipalities. $480.2 million, or 80.0%, of these accounts at June 30, 2015 are under contracts with terms of three years or less. Three of these relationships account for 41.0 % of our total public funds deposits, each of which is currently under contract with us. These deposits generally have stable balances as we maintain both operating accounts and time deposits for these entities. There is a seasonal component to public deposit levels associated with annual tax collections. Public funds deposits will increase at the end of the year and the first quarter. Public funds deposit accounts are collateralized by FHLB letters of credit, by Louisiana municipal bonds and eligible government and government agency securities such as those issued by the FHLB, FFCB, Fannie Mae, and Freddie Mac. We invest the majority of these public deposits in our investment portfolio.

The following table sets forth our public funds as a percent of total deposits.

	June 30, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
		(dollars in thousands)
Public Funds:
Noninterest-bearing demand	$4,343	$3,241	$3,016	$3,735	$2,552
Interest-bearing demand	308,009	321,382	296,739	265,296	208,230
Savings	11,498	10,142	7,209	6,415	3,918
Time	276,028	266,743	208,614	195,052	217,205

Total public funds	$599,878	$601,508	$515,578	$470,498	$431,905

Total deposits	$1,347,298	$1,371,839	$1,303,099	$1,252,612	$1,207,302

Total public funds as a percent of total deposits	44.5%	43.9%	39.6%	37.6%	35.8%

At June 30, 2015, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $466.3 million. At June 30, 2015, approximately $152.4 million of our certificates of deposit greater than or equal to $100,000 had a remaining term greater than one year.

The following table sets forth the maturity of the total certificates of deposit greater than or equal to $100,000 at June 30, 2015.

At June 30, 2015
(dollars in thousands)
Due in one year or less	$313,887
Due after one year through three years	126,580
Due after three years	$25,837

Total certificates of deposit greater than or equal to $100,000	$466,304

Borrowings

We maintain borrowing relationships with other financial institutions as well as the FHLB on a short and long-term basis to meet liquidity needs. At June 30, 2015, short-term borrowings totaled $13.8 million compared to $1.8 million at December 31, 2014. The increase was due to borrowings made from the FHLB. At December 31, 2014, short-term borrowings totaled $1.8 million, a decrease of $4.0 million as compared to $5.8 million at December 31, 2013. The decrease in short-term borrowings was due to the elimination of overnight repurchase agreements.

Short-term borrowings were used to manage liquidity on a daily or otherwise short-term basis. The short-term borrowings at June 30, 2015 were comprised of collateralized short-term borrowings from the FHLB totaling $12.0 million and a line of credit of $2.5 million, with an outstanding balance of $1.8 million, with Premier Bank, of which Mr. Reynolds serves as Chairman of Premier Financial Bancorp, Inc., the bank holding company of Premier Bank. At June 30, 2015, we had $170.0 million in FHLB letters of credit outstanding obtained solely for collateralizing public deposits.

The following table sets forth information concerning balances and interest rates on our borrowings at the dates and for the periods indicated.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2015	2014	2014	2013	2012
	(dollars in thousands)
Balance at end of period	$13,800	$1,800	$1,800	$5,788	$14,746
Maximum month-end outstanding balance	13,800	22,356	22,356	57,302	31,850
Average daily outstanding balance	3,317	9,870	6,960	21,387	14,560
Weighted average interest rate at end of period	2.22%	1.21%	1.08%	0.98%	0.25%
Average interest rate during period	4.50%	4.50%	4.50%	1.51%	0.75%

First Guaranty Bancshares had long-term borrowings totaling $1.2 million as of June 30, 2015 from Premier Bank which decreased $0.3 million from December 31, 2014 due to principal paydowns. First Guaranty Bancshares had long-term borrowings totaling $1.5 million at December 31, 2014 from Premier Bank, an increase of $1.0 million, as compared to $0.5 million at December 31, 2013. The increase in long-term borrowings was for the purchase of a preferred equity security.

Shareholders’ Equity

Total shareholders’ equity increased to $145.8 million at June 30, 2015 from $139.6 million at December 31, 2014. The increase in shareholders’ equity was principally the result of an increase in retained earnings of $5.0 million and a $1.1 million increase in accumulated other comprehensive income. The market value of available-for-sale securities (after taxes) increased primarily as a result of the unrealized gain on conversion of a preferred security into common stock with a readily determinable fair value during the six months ended June 30, 2015. The $5.0 million increase in retained earnings was due to net income of $7.3 million during the six month period ended June 30, 2015, partially offset by $2.0 million in cash dividends paid on our common stock and $0.2 million in dividends paid on our preferred stock issued to the U.S. Treasury in connection with our participation in the SBLF.

Total shareholders’ equity increased to $139.6 million at December 31, 2014 from $123.4 million at December 31, 2013. The increase in total shareholders’ equity was principally the result of a change in the balance of the accumulated other comprehensive income from a $9.1 million loss at December 31, 2013 to a $0.2 million gain at December 31, 2014. The reduction was due to a $9.4 million decrease in net unrealized mark to market losses on available-for-sale securities (after taxes) as a result of a decline in market interest rates. Total shareholders’ equity also increased due to net income of $11.2 million during the year ended December 31, 2014, partially offset by $4.0 million in cash dividends paid on our common stock and $0.4 million in dividends paid on our preferred stock issued to the U.S. Treasury in connection with our participation in the SBLF. We are at the contractual minimum dividend rate of 1.0% on our SBLF capital.

Results of Operations

Performance Summary

Six months ended June 30, 2015 compared with the six months ended June 30, 2014. Net income for the six months ended June 30, 2015 was $7.3 million, an increase of $1.8 million, or 33.0%, from $5.5 million for the six months ended June 30, 2014. Net income available to common shareholders for the six months ended June 30, 2015 was $7.1 million which was an increase of $1.8 million from $5.3 million for the same period in 2014. The increase in net income for the six months ended June 30, 2015 was primarily the result of increased loan interest income, increased noninterest income, and lower interest expense. Earnings per common share for the six months ended June 30, 2015 was $1.12 per common share, an increase of 33.3% or $0.28 per common share from $0.84 per common share for the six months ended June 30, 2014.

Year ended December 31, 2014 compared with year ended December 31, 2013. Net income for the year ended December 31, 2014 was $11.2 million, an increase of $2.1 million, or 23.1%, from $9.1 million for the year ended December 31, 2013. Net income available to common shareholders for the year ended December 31, 2014 was $10.8 million which was an increase of $2.4 million from $8.4 million for 2013. The increase in net income for the year ended December 31, 2014 was primarily the result of increased loan interest income, lower interest expense, and lower provision expenses. Net gains on securities for the years ended December 31, 2014 and 2013 were $0.3 million and $1.6 million, respectively. Earnings per common share for the year ended December 31, 2014 was $1.72 per common share, an increase of 28.4% or $0.38 per common share from $1.34 per common share for the year ended December 31, 2013.

Year ended December 31, 2013 compared with year ended December 31, 2012. Net income for the year ended December 31, 2013 was $9.1 million, a decrease of $2.9 million or, 24.2%, from $12.1 million for the year ended December 31, 2012. In 2012, we began shortening the duration of our securities portfolio in order to mitigate risks associated with changes in market interest rates. However, shorter duration securities typically provide lower yields. As a result, interest income on the securities portfolio decreased $5.5 million for the year ended December 31, 2013 when compared to 2012. In addition, gains on securities during 2013 decreased $3.3 million to $1.6 million from $4.9 million of securities gains in 2012. The impact of these changes in our securities portfolio was mitigated by a combination of increased income on loans of $1.2 million as a result of loan growth as well as a reduction in funding costs totaling $2.0 million in 2013 when compared to 2012. In addition, the credit quality of the loan portfolio continued to improve and as a result the provision for loan losses was $2.5 million for 2013 compared to $4.1 million for 2012, a decrease of $1.6 million. Although net income for 2013 was down $2.9 million from 2012, income available to common shareholders for the year ended December 31, 2013 was $8.4 million, a decrease of only $1.7 million from 2012. This was the result of qualified loan growth that reduced the dividend rate paid on our Series C Preferred Stock to 1.0% per annum, which resulted in the payment of $0.7 million in dividends in 2013 compared to $2.0 million in 2012.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest income earned on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities. It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds.

A financial institution’s asset and liability structure is substantially different from that of a non-financial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a financial institution’s performance. The impact of interest rate changes depends on the sensitivity to the change of our interest-earning assets and interest-bearing liabilities. The effects of the low interest rate environment in recent years and our interest sensitivity position is discussed below.

Six months ended June 30, 2015 compared with the six months ended June 30, 2014. Net interest income for the six months ended June 30, 2015 and 2014 was $23.7 million and $21.5 million, respectively. The increase in net interest income for the six months ended June 30, 2015 was primarily due to the increase in the average balance of our total interest-earning assets, an increase in the average yield of interest earning assets and a decrease in the average rate of our total interest-bearing liabilities. For the six months ended June 30, 2015, the average balance of our total interest-earning assets increased by $92.7 million to $1.5 billion, and the average yield of interest-earning assets increased by three basis points to 3.78% from 3.75% for the six months ended June 30, 2014. The average rate of our total interest-bearing liabilities decreased by nine basis points to 0.76% for the six months ended June 30, 2015 compared to 0.85% for the six months ended June 30, 2014, which was partially offset by the increase in the average balance of total interest-bearing liabilities by $55.2 million to $1.2 billion for the six months ended June 30, 2015. As a result, our net interest rate spread increased twelve basis points to 3.02% for the six months ended June 30, 2015 from 2.90% for the six months ended June 30, 2014, and our net interest margin also increased ten basis points to 3.18% for the six months ended June 30, 2015 from 3.08% for the six months ended June 30, 2014.

Year ended December 31, 2014 compared with year ended December 31, 2013. Net interest income for the year ended December 31, 2014 and 2013 was $44.1 million and $39.8 million, respectively. The increase in net interest income for the year ended December 31, 2014 was primarily due to the increase in the average balance of our total interest-earning assets and a decrease in the average rate of our total interest-bearing liabilities. The average balance of total interest-earning assets increased by $55.0 million to $1.4 billion for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The average yield on our total interest-earning assets increased 3 basis points to 3.76% for the year ended December 31, 2014 compared to 3.73% for the year ended December 31, 2013. The average rate of our total interest-bearing liabilities decreased by 21 basis points to 0.83% for the year ended December 31, 2014 compared to 1.04% for the year ended December 31, 2013, which was partially offset by the increase in the average balance of total interest-bearing liabilities by $46.3 million to $1.1 billion for the year ended December 31, 2014 as compared to the year ended December 31, 2013. As a result, our net interest rate spread increased 24 basis points to 2.93% for the year ended December 31, 2014 from 2.69% for the year ended December 31, 2013, and our net interest margin increased 19 basis points to 3.11% for the year ended December 31, 2014 from 2.92% for the year ended December 31, 2013.

Year ended December 31, 2013 compared with year ended December 31, 2012. Net interest income in 2013 was $39.8 million, a decrease of $2.3 million, or 5.5%, when compared to $42.1 million in 2012. The decrease in net interest income for 2013 was primarily due to the decrease in the average yield of our total interest-earning assets. For the year ended December 31, 2013, the average yield on our total interest-earning assets decreased by 47 basis points to 3.73% compared to 4.20% for the year ended December 31, 2012. The decrease in net interest income was partially offset by the decrease in the average rate paid on our total interest-bearing liabilities which decreased by 22 basis points to 1.04% for the year ended December 31, 2013 compared to 1.26% for the year ended December 31, 2012. As a result, our net interest rate spread decreased 25 basis points to 2.69% for the year ended December 31, 2013 from 2.94% for the year ended December 31, 2012, and our net interest margin decreased 28 basis points to 2.92% for the year ended December 31, 2013 from 3.20% for the year ended December 31, 2012.

Interest Income

Six months ended June 30, 2015 compared with the six months ended June 30, 2014. Interest income increased $1.9 million, or 7.3%, to $28.1 million for the six months ended June 30, 2015 primarily as a result of a $1.6 million increase in interest income on loans. The increase in interest income resulted primarily from a $92.7 million increase in the average balance of our interest-earnings assets to $1.5 billion for the six months ended June 30, 2015. The average yield of interest-earning assets increased by three basis points to 3.78% for the six months ended June 30, 2015 compared to 3.75% for the six months ended June 30, 2014.

Interest income on loans increased $1.6 million, or 8.4%, to $21.1 million for the six months ended June 30, 2015 as a result of an increase in the average balance of loans, partially offset by a decrease in the average yield on loans. The average balance of loans (excluding loans held for sale) increased by $84.1 million to $796.1 million for the six months ended June 30, 2015 from $711.9 million for the six months ended June 30, 2014 as a result of new loan originations, the majority of which were one- to four-family residential loans, a purchased pool of performing commercial leases and commercial and industrial loans. Our syndicated loan portfolio balances stayed relatively constant from the six months ended June 30, 2014 to the six months ended June 30, 2015. We attribute most of the growth in commercial and industrial loans to our business strategy to grow small business loans. Partially offsetting the increase in the average balance of loans was a decrease in the average yield on loans, which decreased by 17 basis points to 5.35% for the six months ended June 30, 2015 from 5.52% for the six months ended June 30, 2014 due to pay-offs of higher-yielding existing loans in the current low interest rate environment.

Interest income on securities increased $0.3 million, or 4.8%, to $6.9 million for the six months ended June 30, 2015 primarily as a result of an increase in the average balance of securities. The average balance of securities increased $42.4 million to $672.0 million for the six months ended June 30, 2015 from $629.6 million for the six months ended June 30, 2014 due to an increase in the average balance of our municipal securities and short-term agency securities. The average yield on securities decreased by four basis points to 2.08% for the six months ended June 30, 2015 from 2.12% for the six months ended June 30, 2014 due to payoffs of higher yielding securities, which were primarily reinvested in shorter duration lower yielding securities.

Year ended December 31, 2014 compared with year ended December 31, 2013. Interest income increased $2.4 million, or 4.7%, to $53.3 million for the year ended December 31, 2014 from $50.9 million for the year ended December 31, 2013 primarily as a result of a $2.5 million increase in interest income on loans. The increase in interest income resulted primarily from a $55.0 million increase in the average balance of our interest-earnings assets to $1.4 billion for the year ended December 31, 2014. The average yield on our interest-earning assets increased by 3 basis points to 3.76% for the year ended December 31, 2014 compared to 3.73% for the year ended December 31, 2013.

Interest income on loans increased $2.5 million, or 6.7%, to $39.8 million for the year ended December 31, 2014 as a result of an increase in the average balance of loans, partially offset by a decrease in the average yield on loans. The average balance of loans (excluding loans held for sale) increased by $59.6 million to $727.4 million for the year ended December 31, 2014 from $667.8 million for the year ended December 31, 2013 as a result of new loan originations, the majority of which were owner-occupied non-farm non-residential loans and commercial and industrial loans associated with syndicated loans, including shared national credits. Partially offsetting the increase in interest income on loans was a decrease in the average yield on loans (excluding loans held for sale), which decreased by 11 basis points to 5.47% for the year ended December 31, 2014 compared to 5.58% for the year ended December 31, 2013 due to pay-offs of higher-yielding existing loans in the current low interest rate environment.

Interest income on securities decreased $44,000, or 0.3%, to $13.4 million for the year ended December 31, 2014 as a result of a decrease in the average yield on securities, which was offset by the increase in the average balance of securities. The average yield on securities decreased by 5 basis points to 2.08% for the year ended December 31, 2014 compared to 2.13% for the year ended December 31, 2013 due to payoffs of higher yielding securities, which were reinvested in shorter duration lower yielding securities. The average balance of securities increased $14.0 million to $644.6 million for the year ended December 31, 2014 from $630.6 million for the year ended December 31, 2013 due to the increase in the average balance of our municipal and short-term agency securities.

Year ended December 31, 2013 compared with year ended December 31, 2012. Interest income decreased $4.3 million, or 7.8%, to $50.9 million for the year ended December 31, 2013 primarily as a result of a $5.5 million decrease in interest income on securities. The decrease in interest income resulted primarily from a 47 basis points decrease in the average yield on our interest-earning assets to 3.73% for the year ended December 31, 2013.

Interest income on securities decreased $5.5 million, or 29.1%, to $13.4 million for the year ended December 31, 2013 as a result of decreases in the average yield on securities and the average balance of securities. The average yield on securities decreased by 74 basis points to 2.13% for the year ended December 31, 2013 from 2.87% for the year ended December 31, 2012 due to payoffs of higher yielding securities which were reinvested in shorter duration lower yielding securities. The average balance of securities decreased $28.9 million to $630.6 million for the year ended December 31, 2013 from $659.4 million for the year ended December 31, 2012 due to securities sales, pay-downs and maturities during 2013.

Interest income on loans increased $1.2 million, or 3.2%, to $37.3 million for the year ended December 31, 2013 as a result of an increase in the average balance of loans, partially offset by a decrease in the average yield on loans. The average balance of loans (excluding loans held for sale) during the year ended December 31, 2013 increased by $78.1 million to $667.8 million from $589.7 million for the year ended December 31, 2012 as a result of new loan originations, which were primarily owner-occupied non-farm non-residential loans and commercial and industrial loans associated with syndicated loans. Partially offsetting the increase in interest income on loans was a decrease in the average yield on loans (excluding loans held for sale), which decreased by 55 basis points to 5.58% for the year ended December 31, 2013 from 6.13% for the year ended December 31, 2012 due to pay-offs of higher-yielding existing loans in the current low interest rate environment.

Interest Expense

Six months ended June 30, 2015 compared with the six months ended June 30, 2014. Interest expense decreased $0.3 million, or 5.3%, to $4.4 million for the six months ended June 30, 2015 from $4.7 million for the six months ended June 30, 2014 due to a decrease in the average rate on time deposits. The average rate of time deposits decreased by 12 basis points during the six months ended June 30, 2015 to 1.11%, reflecting downward repricing of our time deposits in the continued low interest rate environment. The average balance of interest-bearing deposits increased by $58.9 million during the six months ended June 30, 2015 to $1.2 billion as a result of a $41.7 million increase in the average balance of interest-bearing demand deposits and savings deposits along with a $17.1 million increase in the average balance of time deposits.

Year ended December 31, 2014 compared with year ended December 31, 2013. Interest expense decreased $1.9 million, or 17.4%, to $9.2 million for the year ended December 31, 2014 from $11.1 million for the year ended December 31, 2013 due primarily to a decrease in the average rate on time deposits. The average rate of time deposits decreased by 30 basis points during the year ended December 31, 2014 to 1.19%, reflecting downward repricing of our time deposits in the continued low interest rate environment. The average balance of interest-bearing deposits increased by $55.5 million during the year ended December 31, 2014 to $1.1 billion as a result of a $51.8 million increase in the average balance of interest-bearing demand deposits, which was partially offset by a $1.4 million decrease in the average balance of time deposits.

Year ended December 31, 2013 compared with year ended December 31, 2012. Interest expense decreased $2.0 million, or 15.1%, to $11.1 million for the year ended December 31, 2013 from $13.1 million for the year ended December 31, 2012 due to a decrease in the average rate of deposits. The average rate of liabilities decreased by 22 basis points to 1.04% for the year ended December 31, 2013 from 1.26% for the year ended December 31, 2012 reflecting the lower interest rate environment. The average rate of time deposits decreased by 25 basis points during the year ended December 31, 2013 to 1.49%, reflecting downward repricing of our deposits, in the continued low interest rate environment. The average balance of interest-bearing deposits increased by $23.1 million during the year ended December 31, 2013 to $1.0 billion as a result of a $37.1 million increase in the average balance of core deposits, which was partially offset by a $14.0 million decrease in the average balance of time deposits.

During the year ended December 31, 2014 and the year ended December 31, 2013, the lower cost of our deposits and the change in the mix of our deposits were primarily due to the repricing of our time deposits that were offered to customers through our local marketing campaign in 2010 to diversify our deposit base. These time deposits primarily matured in 2012, which allowed us to lower the costs of our time deposits by repricing our time deposits to lower interest rates which continued in 2014.

Average Balances and Yields. The following tables set forth average balance sheet balances, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. Loans, net of unearned income, include loans held for sale. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

The net interest income yield presented below is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from the balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

	For the Six Months Ended June 30,
	2015			2014
	Average Outstanding Balance	Interest	Average Yield/ Rate(6)	Average Outstanding Balance	Interest	Average Yield/ Rate(6)
	(dollars in thousands)
Assets:
Interest-earning assets:
Interest-earning deposits with banks(1)	$33,510	$42	0.25%	$67,283	$81	0.24%
Securities (including FHLB stock)	671,957	6,943	2.08%	629,591	6,624	2.12%
Federal funds sold	301	—	—%	334	—	—%
Loans, net of unearned income	796,063	21,129	5.35%	711,915	19,485	5.52%

Total interest-earning assets	1,501,831	28,114	3.78%	1,409,123	26,190	3.75%

Noninterest-earning assets:
Cash and due from banks	6,816			9,471
Premises and equipment, net	19,575			19,542
Other assets	5,921			8,278

Total assets	$1,534,143			$1,446,414

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Demand deposits	$431,446	704	0.33%	$397,409	683	0.35%
Savings deposits	75,805	17	0.05%	68,109	16	0.05%
Time deposits	659,964	3,641	1.11%	642,832	3,925	1.23%
Borrowings	5,119	70	2.74%	8,767	58	1.33%

Total interest-bearing liabilities	1,172,334	4,432	0.76%	1,117,117	4,682	0.85%

Noninterest-bearing liabilities
Demand deposits	210,613			193,886
Other	5,763			4,595

Total liabilities	1,388,710			1,315,598
Shareholders’ equity	145,433			130,816

Total liabilities and shareholders’ equity	$1,534,143			$1,446,414

Net interest income		$23,682			$21,508

Net interest rate spread(2)			3.02%			2.90%
Net interest-earning assets(3)	$329,497			$292,006
Net interest margin(4) (5)			3.18%			3.08%
Average interest-earning assets to interest-bearing liabilities			128.11%			126.14%

(Footnotes begin on page 59)

	For the Year Ended December 31,
	2014			2013
	Average Outstanding Balance	Interest	Average Yield/ Rate	Average Outstanding Balance	Interest	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Interest-earning deposits with banks(1)	$46,455	$115	0.25%	$63,417	$157	0.25%
Securities (including FHLB stock)	644,561	13,395	2.08%	630,586	13,439	2.13%
Federal funds sold	304	—	—%	1,738	1	0.06%
Loans held for sale	10	—	—%	119	—	—%
Loans, net of unearned income	727,385	39,787	5.47%	667,814	37,289	5.58%

Total interest-earning assets	1,418,715	53,297	3.76%	1,363,674	50,886	3.73%

Noninterest-earning assets:
Cash and due from banks	9,030			9,219
Premises and equipment, net	19,738			19,681
Other assets	7,528			8,216

Total assets	$1,455,011			$1,400,790

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Demand deposits	$386,363	1,312	0.34%	$334,573	1,262	0.38%
Savings deposits	69,719	33	0.05%	64,639	41	0.06%
Time deposits	649,165	7,716	1.19%	650,540	9,682	1.49%
Borrowings	10,083	141	1.40%	19,286	149	0.77%

			0.83%
Total interest-bearing liabilities	1,115,330	9,202		1,069,038	11,134	1.04%

Noninterest-bearing liabilities
Demand deposits	200,127			196,589
Other	5,157			5,110

Total liabilities	1,320,614			1,270,737
Shareholders’ equity	134,397			130,053

Total liabilities and shareholders’ equity	$1,455,011			$1,400,790

Net interest income		$44,095			$39,752

Net interest rate spread(2)			2.93%			2.69%
Net interest-earning assets(3)	$303,385			$294,636
Net interest margin(4) (5)			3.11%			2.92%
Average interest-earning assets to interest-bearing liabilities			127.20%			127.56%

(Footnotes begin on the following page)

	For the Year Ended December 31, 2012
	Average Outstanding Balance	Interest	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Interest-earning deposits with banks(1)	$46,188	$92	0.20%
Securities (including FHLB stock)	659,440	18,949	2.87%
Federal funds sold	19,397	10	0.05%
Loans held for sale	209	8	3.83%
Loans, net of unearned income	589,735	36,136	6.13%

Total interest-earning assets	1,314,969	55,195	4.20%

Noninterest-earning assets:
Cash and due from banks	10,275
Premises and equipment, net	19,787
Other assets	12,482

Total assets	$1,357,513

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Demand deposits	$302,207	1,383	0.46%
Savings deposits	59,899	55	0.09%
Time deposits	664,529	11,560	1.74%
Borrowings	16,508	122	0.74%

Total interest-bearing liabilities	1,043,143	13,120	1.26%

Noninterest-bearing liabilities
Demand deposits	175,979
Other	6,400

Total liabilities	1,225,522
Shareholders’ equity	131,991

Total Liabilities and Shareholders’ equity	$1,357,513

Net interest income		$42,075

Net interest rate spread(2)			2.94%
Net interest-earning assets(3)	$271,826
Net interest margin(4)(5)			3.20%
Average interest-earning assets to interest-bearing liabilities			126.06%

(1)	Includes Federal Reserve balances reported in cash and due from banks on the consolidated balance sheets.
(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.
(5)	The tax adjusted net interest margin was 3.21% and 3.10% for the six months ended June 30, 2015 and 2014, respectively. A 35% tax rate was used to calculate the effect on securities income from tax exempt securities. The tax adjusted net interest margin was 3.13%, 2.93% and 3.22% for the years ended December 31, 2014, 2013 and 2012, respectively. A 35% tax rate was used to calculate the effect on securities income from tax exempt securities.
(6)	Annualized.

Volume/Rate Analysis. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior period’s rate); (2) changes attributable to rate (change in rate multiplied by the prior year’s volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

	For the Six Months Ended June 30, 2015 vs. 2014
	Increase (Decrease) due to		Total Increase (Decrease)
	Volume	Rate
	(dollars in thousands)
Interest earned on:
Interest-earning deposits with banks	$(42)	$3	$(39)
Securities (including FHLB stock)	439	(120)	319
Federal funds sold	—	—	—
Loans held for sale	—	—	—
Loans, net of unearned income	2,248	(604)	1,644

Total interest income	2,645	(721)	1,924

Interest paid on:
Demand deposits	57	(36)	21
Savings deposits	2	(1)	1
Time deposits	102	(386)	(284)
Borrowings	(31)	43	12

Total interest expense	130	(380)	(250)

Change in net interest income	$2,515	$(341)	$2,174

	For the Years Ended December 31, 2014 vs. 2013			For the Years Ended December 31, 2013 vs. 2012
	Increase (Decrease) due to		Total Increase (Decrease)	Increase (Decrease) due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(dollars in thousands)
Interest earned on:
Interest-earning deposits with banks	$(42)	$—	$(42)	$39	$26	$65
Securities (including FHLB stock)	294	(338)	(44)	(798)	(4,712)	(5,510)
Federal funds sold	—	(1)	(1)	(10)	1	(9)
Loans held for sale	—	—	—	(2)	(6)	(8)
Loans, net of unearned income	3,271	(773)	2,498	4,530	(3,377)	1,153

Total interest income	3,523	(1,112)	2,411	3,759	(8,068)	(4,309)

Interest paid on:
Demand deposits	184	(134)	50	138	(259)	(121)
Savings deposits	3	(11)	(8)	4	(18)	(14)
Time deposits	(20)	(1,946)	(1,966)	(239)	(1,639)	(1,878)
Borrowings	(92)	84	(8)	21	6	27

Total interest expense	75	(2,007)	(1,932)	(76)	(1,910)	(1,986)

Change in net interest income	$3,448	$895	$4,343	$3,835	$(6,158)	$(2,323)

Provision for Loan Losses

A provision for loan losses is a charge to income in an amount that management believes is necessary to maintain an adequate allowance for loan losses. The provision is based on management’s regular evaluation of current economic conditions in our specific markets as well as regionally and nationally, changes in the character and size of the loan portfolio, underlying collateral values securing loans, and other factors which deserve recognition in estimating loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

For the six months ended June 30, 2015, the provision for loan losses was $1.0 million compared to $0.7 million for the same period in 2014. The allowance for loan losses at June 30, 2015 was $9.5 million and was 1.17 % of total loans. The increase in the provision was principally due to growth in loans. We believe that the allowance is adequate to cover potential losses in the loan portfolio given the current economic conditions, and current expected net charge-offs and non-performing asset levels.

We recorded a $2.0 million provision for loan losses for the year ended December 31, 2014 compared to $2.5 million for 2013. The allowance for loan losses at December 31, 2014 was $9.1 million, compared to $10.4 million at December 31, 2013, and was 1.15% and 1.47% of total loans, respectively. The decline in the provision was attributed to charge-offs related to impaired loans that had existing specific reserves, as well as improvement in the credit quality of the loan portfolio. The impaired loan portfolio did not suffer additional declines in estimated fair value requiring further provisions. The decline was also due to an improvement in our historical charge-off trends.

For the year ended December 31, 2013, the provision for loan losses was $2.5 million, a decrease of $1.6 million from $4.1 million for 2012. The allowance for loan losses was $10.4 million and $10.3 million at December 31, 2013 and 2012, respectively. The decrease in the provision was due in part to a decrease of net charge-offs from $2.7 million in 2012 to $2.5 million in 2013. In addition, the decline in the provision was attributed to improvement in the credit quality of the loan portfolio and because net charge-offs during 2013 were primarily against loans for which we already recorded specific allowances in prior periods.

Noninterest Income

Our primary sources of recurring noninterest income are customer service fees, loan fees, gains on the sale of loans and available-for-sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield using the interest method.

Noninterest income totaled $3.9 million for the six months ended June 30, 2015, an increase of $0.7 million from $3.1 million for the six months ended June 30, 2014. The majority of the increase was due to higher gains on securities sales. Net securities gains were $0.9 million for the six months ended June 30, 2015 as compared to $0.2 million for the same period in 2014. The gains on securities occurred as we sold longer duration investment securities in order to fund loan growth in the first six months of 2015 and as we liquidated our shares in a preferred security that converted to common stock in the first quarter of 2015. Service charges, commissions and fees totaled $1.3 million for the six months ended June 30, 2015 and June 30, 2014. ATM and debit card fees totaled $0.9 million for the six months ended June 30, 2015 as compared to $0.8 million for the six months ended June 30, 2014. Other noninterest income totaled $0.7 million for the six months ended June 30, 2015 compared to $0.8 million for the six months ended June 30, 2014.

Noninterest income totaled $6.2 million for the year ended December 31, 2014, a decrease of $1.3 million when compared to $7.5 million for 2013. The majority of the decrease was due to lower gains on securities sales. Net securities gains were $0.3 million for the year ended December 31, 2014 and $1.6 million for 2013. Service charges, commissions and fees totaled $2.8 million for the year ended December 31, 2014 and $3.0 million for 2013. ATM and debit card fees totaled $1.7 million for the year ended December 31, 2014 and $1.6 million for 2013. Other noninterest income increased by $0.1 million to $1.5 million for the year ended December 31, 2014 compared to $1.3 million for 2013.

Noninterest income totaled $7.5 million in 2013 which was a decrease of $3.7 million compared to $11.1 million in 2012. The decrease in noninterest income was primarily due to a decrease in gains from the sale of investment securities of $3.3 million. Service charges, commissions and fees totaled $3.0 million for 2013 and $3.2 million for 2012. Other noninterest income decreased $0.3 million to $1.3 million in 2013 from $1.7 million in 2012.

Noninterest Expense

Noninterest expense includes salaries and employee benefits, occupancy and equipment expense and other types of expenses. Noninterest expense totaled $15.6 million for the six months ended June 30, 2015 and $15.7 million for the six months ended June 30, 2014. Salaries and benefits expense increased $0.1 million to $7.9 million for the six months ended June 30, 2015 compared to $7.8 million for the same period in 2014. Occupancy and equipment expense totaled $2.0 million for both the six months ended June 30, 2015 and 2014. Other noninterest expense totaled $5.7 million for the six months ended June 30, 2015, a decrease of $0.2 million when compared to $5.9 million for the same period in 2014. The largest drop in non-interest expense occurred due to lower costs associated with other real estate owned.

Noninterest expense increased $0.6 million to $31.6 million for the year ended December 31, 2014 compared to 2013. For 2014 and 2013, salaries and benefits expense totaled $15.8 million and $14.4 million, respectively, due primarily to increased costs associated with our employee health insurance plan. We terminated the plan in 2014 and enrolled in a fully insured plan from a third party national provider of health insurance. Occupancy and equipment expense totaled $3.9 million for 2014 and 2013. Other noninterest expense decreased by $0.8 million to $11.8 million for the year ended December 31, 2014 from $12.7 million for the year ended December 31, 2013.

Noninterest expense totaled $31.0 million in 2013 and $31.2 million in 2012. Salaries and benefits expense increased $0.7 million to $14.4 million for 2013 compared to $13.7 million in 2012. The increase in salaries and benefits expense was due to the increase in the total number of full-time equivalent employees during 2013 as well as an increase in salaries of existing employees for tenure, experience and performance. Occupancy and equipment expense totaled $3.9 million and $3.7 million in 2013 and 2012, respectively. Other noninterest expense totaled $12.7 million in 2013, a decrease of $1.1 million, or 8.1%, when compared to $13.8 million in 2012.

The following table presents, for the periods indicated, the major categories of other noninterest expense:

	At or For the Six Months Ended June 30,		For the Years Ended December 31,
	2015	2014	2014	2013	2012
	(dollars in thousands)
Other noninterest expense:
Legal and professional fees	$790	$876	$1,982	$2,347	$1,990
Data processing	616	548	1,153	1,269	1,225
Marketing and public relations	369	341	700	638	697
Taxes—sales, capital and franchise	365	346	605	584	661
Operating supplies	202	192	410	487	581
Travel and lodging	410	297	566	563	523
Telephone	95	124	242	206	220
Amortization of core deposits	160	160	320	320	350
Donations	170	150	150	294	195
Net costs from other real estate and repossessions	291	514	1,374	941	2,083
Regulatory assessment	540	612	1,181	1,784	1,471
Other	1,731	1,780	3,143	3,237	3,784

Total other expense	$5,739	$5,940	$11,826	$12,670	$13,780

Income Taxes

The amount of income expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other non-deductible expenses. The provision for income taxes for the six months ended June 30, 2015 and 2014 was $3.7 million and $2.8 million, respectively. The provision for income taxes for the years ended December 31, 2014 and 2013 was $5.5 million and $4.6 million, respectively. The provision for income taxes increased due to the increase in income before taxes. Our statutory tax rate was 35.0% for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014 and 2013.

The provision for income taxes for the years ended December 31, 2013 and 2012 was $4.6 million and $5.9 million, respectively. The decrease in the provision for income taxes for 2013 was a result of lower income when compared to 2012. Our statutory tax rate was 35.0% in 2013 and 2012.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Interest Rate Risk

Our asset/liability management process consists of quantifying, analyzing and controlling interest rate risk to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of asset/liability management is to maximize net interest income while operating within acceptable limits established for interest rate risk and to maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk, which is inherent in our lending and deposit-taking activities. Our assets, consisting primarily of loans secured by real estate and fixed rate securities in our investment portfolio, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. The board of directors of First Guaranty Bank has established two committees, the management asset liability committee and the board investment committee, to oversee the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. The management asset liability committee is comprised of senior officers of the Bank and meets as needed to review our asset liability policies and interest rate risk position. The board ALCO investment committee is comprised of certain members of the board of directors of the Bank and meets monthly. The management asset liability committee provides a monthly report to the board ALCO investment committee.

The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon and greater than one-year time horizon. Because of the significant impact on net interest margin from mismatches in repricing opportunities, we monitor the asset-liability mix periodically depending upon the management asset liability committee’s assessment of current business conditions and the interest rate outlook. We maintain exposure to interest rate fluctuations within prudent levels using varying investment strategies. These strategies include, but are not limited to, frequent internal modeling of asset and liability values and behavior due to changes in interest rates. We monitor cash flow forecasts closely and evaluate the impact of both prepayments and extension risk.

The following interest sensitivity analysis is one measurement of interest rate risk. This analysis, which we prepare monthly, reflects the contractual maturity characteristics of assets and liabilities over various time periods. This analysis does not factor in prepayments or interest rate floors on loans which may significantly change the report. This table includes nonaccrual loans in their respective maturity periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at June 30, 2015 illustrated below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

	At June 30, 2015
	Interest Sensitivity Within
	Three Months or Less	Over Three Months through 12 Months	Total One Year	Over One Year	Total
	(dollars in thousands)
Earnings Assets:
Loans (including loans held for sale	$349,416	$84,683	$434,099	$376,277	$810,376
Securities (including FHLB stock)	6,746	16,204	22,950	627,761	650,711
Federal Funds Sold	340	—	340	—	340
Other earning assets	17,282	—	17,282	—	17,282

Total earning assets	$373,784	$100,887	$474,671	$1,004,038	$1,478,709

Source of Funds:
Interest-bearing accounts:
Demand deposits	$418,662	$—	$418,662	$—	$418,662
Savings deposits	77,354	—	77,354	—	77,354
Time deposits	159,444	248,196	407,640	235,900	643,540
Short-term borrowings	13,800	—	13,800	—	13,800
Long-term borrowings	—	—	—	1,155	1,155
Noninterest-bearing, net	—	—	—	324,198	324,198

Total source of funds	$669,260	$248,196	$917,456	$561,253	$1,478,709

Period gap	$(295,476)	$(147,309)	$(442,785)	$442,785
Cumulative gap	$(295,476)	$(442,785)	$(442,785)	$—
Cumulative gap as a percent of earning assets	(20.0)%	(29.9)%	(29.9)%

Net interest income at risk measures the risk of a decline in earnings due to changes in interest rates. The first table below presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from an instantaneous and sustained parallel shift in the yield curve over a 12-month horizon at June 30, 2015. The second table below presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from a gradual shift in the yield curve over a 12-month period. Shifts are measured in 100 basis point increments (+400 through -100 basis points) from base case. We do not present shifts less than 100 basis points because of the current low interest rate environment. The base case scenario encompasses key assumptions for asset/liability mix, loan and deposit growth, pricing, prepayment speeds, deposit decay rates, securities portfolio cash flows and reinvestment strategy and the market value of certain assets under the various interest rate scenarios. The base case scenario assumes that the current interest rate environment is held constant throughout the forecast period for a static balance sheet and the instantaneous and gradual shocks are performed against that yield curve. The second table presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from a gradual shift in the yield curve over a 12 month horizon.

Instantaneous Changes in Interest Rates (In Basis Points)	Percent Change in Net Interest Income
+400	(17.93%)
+300	(10.57%)
+200	(6.44%)
+100	(2.87%)
Base	—%
-100	(3.85%)

Gradual Changes in Interest Rates (In Basis Points)	Percent Change in Net Interest Income
+400	(4.52%)
+300	(2.89%)
+200	(1.70%)
+100	(0.78%)
Base	—%
-100	(0.80%)

These scenarios above are both instantaneous and gradual shocks that assume balance sheet management will mirror the base case. Even if interest rates change in the designated amounts, there can be no assurance that our assets and liabilities would perform as anticipated. Additionally, a change in the U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the U.S. Treasury yield curve would cause significantly different changes to net interest income than indicated above. Strategic management of our balance sheet would be adjusted to accommodate these movements. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring exposure to interest rate risk.

We are pursuing a strategy that began in 2012 to reduce long-term interest rate risk. The contractual maturity of the investment portfolio was shortened and mortgage backed securities were purchased to enhance cash flow. We were able to grow our loan portfolio while reducing the size of the investment portfolio. New loans originated generally were either floating rate or were fixed rate with maturities that did not exceed five years. Securities as a percentage of average interest-earning assets decreased from 46.2% in 2013 to 44.7% in 2015. Deposit maturities were extended and generally priced lower. We believe that the addition of short-term securities and deploying our capital to grow our loan portfolio will help to lower interest rate risk.

Liquidity and Capital Resources

Liquidity

Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available-for-sale investment securities.

Loans maturing within one year or less at June 30, 2015 totaled $160.6 million. At June 30, 2015, time deposits maturing within one year or less totaled $407.6 million. Our held-to-maturity investment securities portfolio at June 30, 2015 was $185.2 million or 28.5 % of the investment portfolio compared to $141.8 million or 22.1% of the investment portfolio at December 31, 2014 and $150.3 million or 23.7% of the investment portfolio at December 31, 2013. The securities in the held-to-maturity portfolio are used to collateralize public funds deposits and may also be used to secure borrowings with the FHLB or Federal Reserve Bank. The agency securities in the held-to-maturity portfolio have maturities of 10 years or less. The mortgage backed securities have stated final maturities of 15 to 20 years at June 30, 2015. The held-to-maturity portfolio had a forecasted weighted average life of approximately 5.0 years based on current interest rates at June 30, 2015. Management regularly monitors the size and composition of the held-to-maturity portfolio to evaluate its effect on our liquidity. Our available-for-sale portfolio was $464.1 million, or 71.5 % of the investment portfolio at June 30, 2015 compared to $499.8 million, or 77.9% of the investment portfolio at December 31, 2014 and $484.2 million, or 76.3% of the investment portfolio at December 31, 2013. The majority of the available-for-sale portfolio was comprised of U.S. Treasuries, U.S. Government Agencies, municipal bonds and investment grade corporate bonds. We believe these securities are readily marketable and enhance our liquidity.

We maintained a net borrowing capacity at the FHLB totaling $131.4 million at June 30, 2015, $156.4 million and $109.6 million at December 31, 2014 and December 31, 2013, respectively with $12.0 million outstanding at June 30, 2015 and no borrowings outstanding at December 31, 2014 and December 31, 2013. At June 30, 2015, we have outstanding letters of credit from the FHLB in the amount of $170.0 million that were used to collateralize public funds deposits. We also have a discount window line with the Federal Reserve Bank. We also maintain federal funds lines of credit at various correspondent banks with borrowing capacity of $70.5 million at June 30, 2015. We have a revolving line of credit for $2.5 million with Premier Bank, with an outstanding balance of $1.8 million at June 30, 2015. Management believes there is sufficient liquidity to satisfy current operating needs.

Capital Resources

Our capital position is reflected in total shareholders’ equity, subject to certain adjustments for regulatory purposes. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources we deem appropriate to address business risks inherent in daily operations.

Total shareholders’ equity increased to $145.8 million at June 30, 2015 from $139.6 million at December 31, 2014. The increase in total shareholders’ equity was principally the result of an increase in retained earnings of $5.0 million and a $1.1 million increase in the balance of the accumulated other comprehensive income from $0.2 million at December 31, 2014 to $1.4 million at June 30, 2015. The market value of available-for-sale securities (after taxes) increased primarily as a result of an unrealized gain on the conversion of a preferred security into common stock with a readily determinable fair value. The $5.0 million increase in retained earnings was due to net income of $7.3 million during the six month period ended June 30, 2015, partially offset by $2.0 million in cash dividends paid on our common stock and $0.2 million in dividends paid on our Series C Preferred Stock issued to the Treasury in connection with our participation in the SBLF. We are currently at the contractual minimum dividend rate of 1.0% on our SBLF capital. Beginning on March 22, 2016, the per annum dividend rate on the Series C Preferred Stock will increase to a fixed rate of 9.0% if any Series C Preferred Stock remains outstanding.

Total shareholders’ equity increased to $139.6 million at December 31, 2014 from $123.4 million at December 31, 2013. The increase in total shareholders’ equity was principally the result of a reduction in the balance of the accumulated other comprehensive income (loss) from a $9.1 million loss at December 31, 2013 to a $0.2 million gain at December 31, 2014. The reduction was primarily due to a $9.4 million decrease in net unrealized mark to market losses on available-for-sale securities (after taxes) as a result of a decline in market interest rates. Shareholders’ equity also increased due to net income of $11.2 million during the year ended December 31, 2014, partially offset by $4.0 million in cash dividends paid on our common stock and $0.4 million in dividends paid on our Series C Preferred Stock issued to the Treasury in connection with our participation in the SBLF. We are currently at the contractual minimum dividend rate of 1.0% on our SBLF capital.

Capital Management

We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the Federal Reserve and the FDIC. We review capital levels on a monthly basis. At June 30, 2015, First Guaranty Bancshares and First Guaranty Bank were classified as well-capitalized.

The following table presents our capital ratios as of the indicated dates.

	“Well Capitalized Minimums”	At June 30, 2015
Tier 1 Leverage Ratio
Consolidated	5.00%	9.32%
Bank	5.00%	9.05%

Tier 1 Risk-based Capital Ratio
Consolidated	8.00%	12.98%
Bank	8.00%	12.64%

Total Risk-based Capital Ratio
Consolidated	10.00%	13.94%
Bank	10.00%	13.52%

Common Equity Tier 1 Capital Ratio
Consolidated	6.5%	9.37%
Bank	6.5%	12.64%

	“Well Capitalized Minimums”	At December 31, 2014	At December 31, 2013
Tier 1 Leverage Ratio
Consolidated	5.00%	9.33%	9.14%
Bank	5.00%	9.26%	9.17%

Tier 1 Risk-based Capital Ratio
Consolidated	6.00%	13.16%	13.61%
Bank	6.00%	13.08%	13.66%

Total Risk-based Capital Ratio
Consolidated	10.00%	14.05%	14.71%
Bank	10.00%	13.96%	14.76%

Off-Balance Sheet Transactions

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in our consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

The notional amounts of the financial instruments with off-balance sheet risk at June 30, 2015, December 31, 2014, 2013 and 2012 are as follows:

	At June 30, 2015	At December 31,
		2014	2013	2012
	(dollars in thousands)
Commitments to extend credit	$83,826	$59,675	$30,516	$26,775
Unfunded commitments under lines of credit	112,689	111,247	115,311	71,423
Commercial and standby letters of credit	6,954	7,743	7,695	5,470

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Unfunded commitments under lines of credit are contractually obligated by us as long as the borrower is in compliance with the terms of the loan relationship. Unfunded lines of credit are typically operating lines of credit that adjust on a regular basis as a customer requires funding. There may be seasonal variations to the usage of these lines. At June 30, 2015, the largest concentration of unfunded commitments were lines of credit associated with commercial and industrial loans.

Commercial and standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term (one year or less); however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments during the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012.

Contractual Obligations

The following table summarizes our fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2014. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments by Period
	Less Than One Year	One to Three Years	Over Three Years	Total
	(dollars in thousands)
Payments due by period:
Operating leases	$32	$62	$88	$182
Software contracts	1,391	1,987	1,415	4,793
Time deposits	392,738	213,206	51,081	657,025
Short-term borrowings	1,800	—	—	1,800
Long-term borrowings	—	1,455	—	1,455

Total contractual obligations	$395,961	$216,710	$52,584	$665,255

BUSINESS

Our Company

First Guaranty Bancshares is a Louisiana corporation and a bank holding company headquartered in Hammond, Louisiana. Our wholly owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services mainly to Louisiana customers through 21 banking facilities primarily located in the MSAs, of Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City. Our principal business consists of attracting deposits from the general public and local municipalities in our market areas and investing those deposits, together with funds generated from operations and borrowings in securities and in lending activities to serve the credit needs of our customer base, including commercial real estate loans, commercial and industrial loans, one- to four-family residential real estate loans, construction and land development loans, agricultural and farmland loans, and to a lesser extent, consumer and multifamily loans. We also participate in certain syndicated loans, including shared national credits, with other financial institutions. We offer a variety of deposit accounts to consumers and small businesses, including personal and business checking and savings accounts, time deposits, money market accounts and demand accounts. We invest a portion of our assets in securities issued by the United States Government and its agencies, state and municipal obligations, corporate debt securities, mutual funds, and equity securities. We also invest in mortgage-backed securities primarily issued or guaranteed by United States Government agencies. In addition, we offer a broad range of consumer services, including personal and commercial credit cards, remote deposit capture, safe deposit boxes, official checks, internet banking, automated teller machines, online bill pay, mobile banking and lockbox services.

At June 30, 2015, we had consolidated total assets of $1.5 billion, total deposits of $1.3 billion and total shareholders’ equity of $145.8 million.

We believe that our market areas present a significant opportunity for growth and expansion, both organically and through strategic acquisitions. We believe the growing economies of our market areas, together with our wide-range banking products, provide us with opportunities for long-term and sustainable growth.

Our History and Growth

First Guaranty Bank was founded in Amite, Louisiana on March 12, 1934. While the origins of First Guaranty Bank go back over 81 years, we began our modern history in 1993 when an investor group, led by Marshall T. Reynolds, our Chairman, invested $3.6 million in First Guaranty Bank as part of a recapitalization plan with the objective of building a community-focused commercial bank in our Louisiana markets. Since the implementation of that recapitalization plan, we have grown from six branches and $159 million in assets at the end of 1993 to 21 branches and $1.5 billion in assets at June 30, 2015, with a CAGR of 11.1%. We have also paid a quarterly dividend for 88 consecutive quarters at June 30, 2015. On July 27, 2007, we formed First Guaranty Bancshares and completed the Share Exchange that resulted in First Guaranty Bank becoming the wholly-owned subsidiary of First Guaranty Bancshares and First Guaranty Bancshares becoming an SEC reporting public company.

As our franchise has expanded, we have established a record of steady growth and successful operations, while preserving our strong credit culture, as demonstrated by our:

•	balance sheet growth, with a CAGR of 6.6% in assets, 7.9% in loans and 6.7% in deposits for the period from December 31, 2010 to June 30, 2015;

•	balance sheet growth, with a CAGR of 5.7% in assets, 12.4% in loans and 5.3% in deposits for the period from December 31, 2013 to December 31, 2014;

•	balance sheet growth, with a CAGR of 2.8% in assets, 10.1% in loans and 1.5% in deposits for the period from June 30, 2014 to June 30, 2015;

•	earnings growth, with a CAGR of 15.9% in net income for the year ended December 31, 2011 to the six months ended June 30, 2015;

•	earnings growth, with a CAGR of 22.7% in net income for the year ended December 31, 2013 to the year ended December 31, 2014;

•	earnings growth, with a CAGR of 33.0% in net income for the six months ended June 30, 2014 to the six months ended June 30, 2015;

•	tangible book value per share growth, with a CAGR of 7.1% for the period from December 31, 2010 to June 30, 2015; and

•	asset quality, as reflected by a non-performing assets to total assets ratio of 1.10% at June 30, 2015 as compared to a non-performing assets to total assets ratio of 2.73% at December 31, 2010.

Since our Share Exchange, we have supplemented our organic growth with two acquisitions, which added stable deposits that provided funding for our lending business and extended our geographic footprint in the Baton Rouge and Hammond MSAs.

The following table summarizes the two acquisitions:

Acquired Institution/Market	Date of Acquisition	Deal Value	Fair Value of Total Assets Acquired
		(dollars in thousands)
Greensburg Bancshares, Inc.	July 1, 2011	$5,308	$89,386
Baton Rouge MSA
Homestead Bancorp, Inc.	July 30, 2007	12,140	129,606
Hammond MSA

In addition, our participation in the SBLF has enabled us to leverage $39.4 million in capital received from the U.S. Treasury to grow our lending business. As a result of the SBLF capital, we have been able to grow our qualified small business lending by $40.9 million since 2011. The majority of this loan growth has been concentrated in owner-occupied commercial real estate and commercial and industrial loans.

Subject to the approval of the Federal Reserve, we intend to repay the $39.4 million in SBLF capital received from the U.S. Treasury by December 31, 2015. We expect to use a combination of the following potential sources of funds to repay SBLF: (1) cash from First Guaranty Bancshares; (2) net proceeds from this offering; (3) funds received from an offering of subordinated debt; and (4) a secured loan from another financial institution. Following completion of this offering, we anticipate raising approximately $10.0 million to $20.0 million through the issuance of subordinated debt in either a private or public offering. In addition, we are in the process of securing a line of credit from another financial institution for up to $25.0 million secured by a pledge of 85% of First Guaranty Bank’s common stock held by First Guaranty Bancshares.

Our Markets

A key factor contributing to our ability to achieve our business goals and to create shareholder value is the attractiveness of the Louisiana market, including the favorable demographic and economic characteristics of our target markets in Louisiana. Our primary market areas include the Louisiana MSAs of Hammond, Baton Rouge, Lafayette, and Shreveport-Bossier City. On occasion, we originate non-syndicated loans outside Louisiana, typically to borrowers who reside in Louisiana. Most of our branches are located along the major Louisiana interstates of I-12, I-55, I-10 and I-20.

The table below summarizes certain key demographic information provided by the FDIC and SNL Financial relating to our target markets and our presence within these markets:

	June 30, 2014 Deposits	June 30, 2013 Deposits	Year- to- Year Growth	Number of Offices	June 30, 2014 Deposit Market Share	Market Rank	2015 Population	June 2015 Unemployment Rate	Projected 2015-2020 Population Growth	2015 Median Household Income	Projected 2015-2020 Household Income Growth
	(dollars in thousands)
Primary MSAs
Hammond	$636,570	$630,286	1.0%	8	37.9%	1	127,605	8.0%	5.0%	$38,019	6.6%
Baton Rouge	239,396	225,300	6.3%	5	1.3%	9	828,215	6.2%	3.4%	52,747	10.6%
Lafayette	152,392	146,708	3.9%	1	1.4%	15	485,611	6.8%	4.1%	47,725	10.0%
Shreveport-Bossier City	150,584	110,358	36.5%	3	2.0%	13	446,940	7.8%	1.7%	47,259	14.2%

Total/Weighted Average	$1,178,942	$1,112,652	6.0%	17					4.1%	$43,298	8.8%

Louisiana							4,662,869	7.0%	2.9%	$45,576	6.8%
United States							319,459,991	5.5%	3.5%	53,706	6.7%

Hammond MSA. We are headquartered in Hammond, Louisiana and approximately 50% of our deposits are in the Hammond MSA, our largest deposit concentration market. We had a deposit market share of 37.9% (at June 30, 2014) in the Hammond MSA, placing us first overall. Hammond is the principal city of the Hammond MSA, which includes all of Tangipahoa Parish, and is located approximately 50 miles north of New Orleans and 30 miles east of Baton Rouge. The Hammond MSA has a population of approximately 125,000. Hammond is intersected by I-55 and I-12, which are two heavily travelled interstate highways. As a result of Hammond’s close proximity to New Orleans and Baton Rouge, Hammond and Tangipahoa Parish are among the fastest growing cities and Parishes in Louisiana. There is an abundance of new development, both commercial and residential, as well as numerous hotels which absorb overflowing demand for rooms near major events in New Orleans. Hammond is also the home of the main campus of Southeastern Louisiana University, with an enrollment of approximately 15,000 students.

The Hammond Northshore Regional Airport is a backup landing site for the Louis Armstrong New Orleans International Airport. The Louisiana National Guard maintains a 56-acre campus at the airport, which is home to the 1/244th Air Assault Helicopter Battalion. Port Manchac, which provides egress via Lake Ponchartrain with the Gulf of Mexico, is located 15 miles south of Hammond. The Hammond Amtrak Station located in downtown Hammond is on Amtrak’s City of New Orleans route, which runs from New Orleans to Chicago, Illinois. The combination of highway, air, sea and rail transportation has made Hammond a major transportation and commercial hub of Louisiana. Hammond hosts numerous warehouses and distribution centers, and is a major distribution point for Wal-Mart and Winn Dixie.

Baton Rouge MSA. Baton Rouge is the capital of Louisiana and the MSA has a population of approximately 824,000. As the capital city, Baton Rouge is the political hub for Louisiana. The state government is the largest employer in Baton Rouge. Baton Rouge is the farthest inland port on the Mississippi River that can accommodate ocean-going tankers and cargo carriers. As a result, Baton Rouge’s largest industry is petrochemical production and manufacturing. The ExxonMobil facility in Baton Rouge is one of the largest oil refineries in the country. Both Albemarle Corporation and Dow Chemical Company have large plants in the area. Methanex is relocating two methanol plants from Chile to the Baton Rouge MSA. IBM has started construction on a service center in downtown Baton Rouge, which is part of the $55 million urban development project. The service center is expected to be completed by the end of 2015, and is estimated to create 800 new direct jobs and 542 indirect jobs. Baton Rouge also has a diverse economy comprised of healthcare, education, finance and motion pictures. The main campus of Louisiana State University, with an enrollment of approximately 30,000 students, and Southern University, with an enrollment of approximately 7,000 students, are located in Baton Rouge.

Our market areas in the Baton Rouge MSA also include the Livingston and St. Helena Parishes. Livingston Parish’s growth is tied to Baton Rouge as it is a suburban community with many of its residents commuting to Baton Rouge for employment. The economy for St. Helena Parish is comprised primarily of forestry operations, construction, manufacturing, educational services, health care, and social assistance. The 1,500-acre Kleinpeter Farm Dairy is located in this Parish, which is Louisiana’s largest family owned dairy farm. It is also the home to Louisiana Technical College Florida Parish Branch Campus. St. Helena Parish Hospital and Southland Steel Fabricators are the Parish’s two largest employers.

Lafayette MSA. Lafayette is Louisiana’s third largest city and deposit market, and is located in the Lafayette-Acadiana region. The Lafayette MSA has a population of approximately 479,000. Its major industries include oil and gas, healthcare, construction, manufacturing and agriculture. Historically, the oil and gas industry has been the catalyst for growth in Lafayette, with major oil and gas employers in the region including Schlumberger, Inc., Offshore Cleaning Systems and Shaw Global Energy Service, Inc. However, healthcare is now a prominent economic driver, with Lafayette serving as a major regional health center, attracting specialized treatment centers, and along with them, preeminent physicians, researchers and scientists. With respect to agriculture, sugarcane and rice are the leaders among the plant producers within the area, with approximately 30,000 acres of sugarcane and 51,000 acres of rice plantings. Lafayette also has numerous beef producers and fisheries. We finance agricultural loans, predominately out of our Abbeville and Jennings branches, in Southwest Louisiana. Lafayette is home to the University of Louisiana at Lafayette, with an enrollment of approximately 17,000 students.

Shreveport-Bossier City MSA. Our primary market areas in northwest Louisiana are the Bossier and Caddo Parishes, which are a part of the Shreveport-Bossier City MSA. The Shreveport and Bossier City MSA has a population of approximately 451,000. Shreveport and Bossier City are located in northern Louisiana on I-20, approximately 15 miles from the Texas state border and 185 miles east of Dallas, Texas. Our primary market area has a diversified economy with employment in services, government and wholesale/retail trade constituting the basis of the local economy, with service jobs being the largest component. The majority of the services are health care related as Shreveport has become a regional hub for health care. The casino gaming industry, with its Las Vegas-style gaming, year-round festivals and local dining, also supports a significant number of service jobs. The energy sector has a prominent role in the regional economy, resulting from oil and gas exploration and drilling. Bossier Parish is also the home to the Barksdale Air Force Base, which has 12,000 employees.

Our Strategy

Our mission is to increase shareholder value while providing services for and contributing to the growth and welfare of the communities that we serve. As “The Relationship Bank,” our mission is to become the bank of choice for small business and consumer customers who are located in both metropolitan and rural markets. We desire to grow our market share along Louisiana’s key interstate corridors of major interstates I-12, I-55, I-10 and I-20 both organically and through strategic acquisitions. To achieve this, we seek to implement the following strategies:

Continue to Increase Total Loans as a Percentage of Assets. We plan to continue to change our asset composition by growing our loan portfolio to increase our total loans as a percentage of our assets. Our loan to deposit ratio was 60.1% as of June 30, 2015. The growth in our loan portfolio has broadened our customer base, reduced our interest rate risk exposure to fixed rate investment securities, and helped us expand our net interest margin. We have invested in the internal development of our lending department along with the select addition of experienced lenders.

We intend to continue to grow our loan portfolio organically by targeting small and medium-sized businesses engaged in manufacturing, agriculture, petrochemicals, healthcare and other professional services. As a participant in the SBLF, we developed and executed a sustained loan growth campaign focused on these target loan areas beginning in 2011 that far exceeded our original goals of the program. Our gross loan portfolio has increased by $234.8 million, or 40.8%, to $810.4 million at June 30, 2015 from $575.6 million at December 31, 2010.

Our commercial lending team is organized around our regional market areas of Louisiana. A senior experienced lender leads each market team and ensures that our lenders deliver timely service to customers, meet and exceed expectations of loan approval time, and broaden customer relationships through referrals. We intend to hire a seasoned chief lending officer who will manage our loan portfolio and foster strong commercial and consumer lending opportunities in both our current and new market areas.

We are expanding upon our successful small business lending program with a new emphasis on growing our SBA, USDA and commercial leasing lending programs. We have invested in training key personnel to focus on this market as we believe that SBA, USDA and commercial leasing loans can serve as new market opportunities for our Bank. We will continue to be a leading agricultural lender and grow our FSA lending.

Over the last eight years, we have pursued a focused program to participate in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan, which is typically secured by business assets or equipment, and also commercial real estate) with a larger regional financial institution as the lead lender. Our focus has been to finance middle market companies whose borrowing needs typically range from $25 million to $75 million. Syndicated loans diversify our loan portfolio, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines that we use when evaluating these loans. Our credit department completes its own independent review of these loans and our board of directors has created a special committee to oversee the underwriting and approval of these loans. We have not had any credit losses associated with our syndicated loan portfolio during the last eight years. At June 30, 2015, all of the loans in the syndicated loan portfolio were performing in accordance with their contractual terms. At June 30, 2015, we had $115.1 million in syndicated loans representing 14.2% of our total loan portfolio. We expect to continue our syndicated lending program for the foreseeable future.

We intend to grow our consumer loan portfolio principally through our residential mortgage program. We hired an experienced team leader in 2013 to grow the consumer residential mortgage business and we have invested in systems to accelerate the decision making process to deliver quality customer service to our customers. We intend to leverage our existing branch network to expand our retail lending. We have expanded our technology to make it easier for both individual and business customers to bank with us through mobile and internet banking.

Expand Individual and Business Deposits and Maintain our Public Funds Program. Our deposit strategy is focused on continuing to expand our individual and business deposit bases while maintaining our public funds deposit program. Our deposit strategy leverages off the market share dominance that we have in several of our markets, such as the Hammond MSA where we had a 37.9% deposit market share at June 30, 2014, placing us first overall. In recent years, we have worked to prudently and diligently lower our cost of deposits. Our commercial and consumer lending teams focus on building business and individual deposits concurrent with loans. Our public funds department is dedicated to maintaining strong relationships with our well diversified base of public entities. We provide a variety of services to our public funds clients. Our public funds deposit program has provided us with a stable and low cost source of funding. We will continue to concentrate on keeping many of these funds under contract as we are often the fiscal agent for these governmental agencies which helps maintain this funding.

Maintain Strong Asset Quality. We emphasize a disciplined credit culture based on intimate market knowledge, close ties to our customers, sound underwriting standards and experienced loan officers. While the challenging operating environment which began following the 2008-2009 recession of the United States contributed to an increase in problem assets, management’s primary objective has been to expeditiously reduce the level of non-performing assets through diligent monitoring and aggressive resolution efforts. The results of this effort are reflected in our improved asset quality. At June 30, 2015, non-performing assets totaled $16.6 million, or 1.10% of total assets, and has declined by $14.4 million from $31.0 million, or 2.73% of total assets at December 31, 2010.

Pursue Strategic Acquisitions. Our strategy is to supplement our organic growth by executing a targeted and disciplined acquisition strategy of community banks and non-banking financial companies in Louisiana and the Southeast and South Central regions of the United States as opportunities arise. We have successfully integrated prior acquisitions as demonstrated by our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007. Our board of directors’ broad experiences across many industries assists us in expanding our business. Our Chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks both organically and through acquisitions throughout the United States. Mr. Reynolds was Chairman of Key Centurion Bancshares, Inc. from 1985 to 1993 and was instrumental in building the bank holding company from one bank with total assets of approximately $215.0 million into the largest bank holding company based in West Virginia at the time of its sale consisting of seventeen banks with total assets of approximately $3.0 billion. Key Centurion Bancshares sold to Banc One in 1993 for $546 million. The growth of Key Centurion Bancshares was primarily accomplished through a series of successful acquisitions of community banks.

We believe our ability to execute an acquisition strategy has been enhanced by our internal investments in the areas of operations, compliance, finance, credit and information technology that provide us with a scalable platform for growth. Our focus will be on targets with quality loan portfolios and a long term deposit customer base, particularly those with high levels of consumer and retail checking accounts, low cost deposits and favorable market share. We intend to pursue opportunities that will be accretive to earnings, result in a tangible book value earn back of approximately three years, strengthen our franchise, and ultimately enhance shareholder value. We also believe the listing of our shares on NASDAQ will provide us with a more marketable and liquid stock currency that will be attractive to potential targets.

Our Competitive Strengths

We believe the following competitive strengths will allow us to capitalize on market opportunities and create value for our shareholders:

We are The Relationship Bank. We have been providing banking services for over 81 years, and our dedication to serving the needs of individuals and businesses in our communities is stronger than ever. We have a strong network of loyal customers and are a market leader in several of the Parishes that we serve. At June 30, 2015, we expanded our demand deposit checking accounts to approximately 24,000 accounts. We are number one in deposit market share in the Hammond MSA. Our goal is to provide a consistent customer experience across our branches and make doing business with us easy and enjoyable. We have initiated an internal customer relationship management system to help maximize the profitability of our customers and identify ways to expand our relationships. Through this system, we are able to detect trends in our customers’ behaviors and life stages so that we can offer products and services to satisfy their evolving needs. Our decisions are locally based, and we believe we approve loans faster than our competition. We also make significant charitable contributions to our local communities.

Well-Positioned to Grow in Louisiana’s Most Attractive Markets. Our primary customer base is in the Hammond, Baton Rouge, Lafayette and Shreveport-Bossier City MSAs, which rank among the fastest growing markets in Louisiana, a growth that has fueled job creation, commercial and industrial development and housing starts. The weighted average projected population growth of the Company’s MSAs from 2015 to 2020 is projected to be 17% higher than the projected national average, and the Company’s weighted average MSA household income is projected to be 31% higher than the projected national average from 2015 to 2020. These economic indicators reflect an expanding economy for the markets in which we operate. We have concentrated our operations in the most economically vibrant portions of Louisiana, with our headquarters and numerous locations in the growing I-12, I-55, I-10 and I-20 corridors in Louisiana. We believe our ability to operate successfully within these markets will facilitate our continued organic growth as the economies in our markets expand.

Proven Acquisition Success. As evidenced by our acquisitions of Greensburg Bancshares, Inc. in 2011 and Homestead Bancorp, Inc. in 2007, we have developed a disciplined acquisition and integration strategy capable of identifying potential targets for strategic combinations, conducting thorough due diligence on these companies, determining if the acquisition would enhance shareholder returns, and consummating the acquisition. We have successfully integrated the acquired company’s operations into our existing operational platform and built on the acquired entity’s market presence. In addition, our chairman, Marshall T. Reynolds, has more than 40 years of experience in managing the growth of commercial banks, including through strategic acquisitions. Our acquisition experience positions us to continue to capitalize on additional opportunities in the future.

Strong Board, Management and Infrastructure in Place to Accommodate Growth. Our directors and executive officers have a demonstrated track record of managing growth profitability. Led by our Chairman, Marshall T. Reynolds, who has more than 40 years of banking experience and a successful career as a business leader, we have substantially grown our deposit base and loan portfolio, both organically and through successful acquisitions, while maintaining a strong credit culture and a relationship-based and community-service focused approach to banking. Our board and executive officers have significant depth in lending, credit administration, finance, operations and information technology. In addition, our directors and executive officers own 39.6% of the Company’s common stock as of September 8, 2015 evidencing their commitment to our long-term success.

We have dedicated significant resources over the last several years building both our personnel and technological infrastructure. Our employees regularly attend continuing education seminars and banking schools, which provide training on all components of the banking business. We have expanded our internal capabilities for compliance with BSA, CRA and general regulatory compliance. Our technological enhancements include more robust internal modeling and budgeting systems, a new credit underwriting system that expedites loan decisions, cybersecurity and enhancements to customer services via our website, remote deposit capture, and mobile banking services. We believe these improvements will enhance our operating efficiencies and help us manage our growth more efficiently.

Credit and Risk Management. We have well defined credit and risk management policies, including comprehensive policies and procedures for credit underwriting and administration that have enabled us to maintain strong asset quality. Our loan committee includes directors who are also significant shareholders in the Company, and as a result are acutely aware of risk mitigation and cost discipline. We also have a complete separation between the lending and underwriting department, and all loans over $500,000 require consensus approval by members of the Bank’s loan committee and loans over $10 million require approval of our Bank’s board of directors.

Diversified Balance Sheet. We believe that the diversification in our balance sheet, both in composition of our assets and our liabilities serves to enhance our overall capabilities. Our knowledge and experience with managing a profitable investment portfolio, the continued expansion of our local lending, our capability to participate in select syndicated loans and our continued success with public funds deposits enhances our core franchise.

Lending Activities

We offer a broad range of loan products with a variety of rates and terms throughout our market areas, including business loans to primarily small to medium-sized businesses and professionals, as well as loans to individuals. Our lending operations consist of the following major segments: non-farm, non-residential loans secured by real estate, commercial and industrial loans, one- to four-family residential loans, construction and land development loans, agricultural loans, farmland loans, consumer and other loans, and multifamily loans. All loan decisions are locally made which can allow for a faster approval process than many of our larger regional and nationwide bank competitors.

Non-Farm Non-Residential Loans. Non-farm non-residential loans are an integral part of our operating strategy. We expect to continue to emphasize this business line in the future with a target loan size of $1.0 million to $10.0 million to small businesses and real estate projects in our market area. At June 30, 2015 loans secured by non-farm non-residential properties totaled $310.6 million, or 38.2% of our total loan portfolio. Our non-farm non-residential loans are secured by commercial real estate generally located in our primary market area, which may be owner-occupied or non-owner occupied. Following receipt of the SBLF capital, we have increased our owner-occupied commercial real estate loans by $37.0 million since December 31, 2011. Our owner-occupied commercial real estate loans totaled $135.5 million, or 43.6% of total non-farm non-residential loans at June 30, 2015. Permanent loans on non-farm non-residential properties are generally originated in amounts up to 85% of the appraised value of the property for owner-occupied commercial real estate properties and up to 80% of the appraised value of the property for non- owner-occupied commercial real estate properties. We consider a number of factors in originating non-farm non-residential loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. We consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that the borrower’s net operating income together with the borrower’s other sources of income is at least 125% of the annual debt service and the ratio of the loan amount to the appraised value of the mortgaged property. We generally obtain personal guarantees from the borrower or a third party as a condition to originating commercial real estate loans. All non-farm non-residential loans are appraised by outside independent appraisers approved by the board of directors.

Our non-farm non-residential loans are diversified by borrower and industry group, and generally secured by improved property such as hotels, office buildings, retail stores, gaming facilities, warehouses, church buildings and other non-residential buildings. Non-farm non-residential loans are generally made at rates that adjust above the prime rate as reported in the Wall Street Journal, that mature in three to five years and with principal amortization for a period of up to 20 years. We will also originate fixed-rate, non-farm non-residential loans that mature in three to five years with principal amortization of up to 20 years. Our largest concentration of non-farm non-residential loans is secured by hotels, and such loans are generally made only to hotel operators known to management. We will finance the construction of the hotel project and upon completion the loan will convert to permanent financing with a balloon feature after three to five years. Our largest non-farm non-residential loan had a principal balance of $8.6 million at June 30, 2015, and was secured by commercial property. This loan was performing in accordance with its terms on that date.

Loans secured by non-farm non-residential real estate are generally larger and involve a greater degree of risk than residential real estate loans. The borrower’s creditworthiness and the feasibility and cash flow potential of the project is of primary concern in non-farm non-residential real estate lending. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy.

Commercial and Industrial Loans. Commercial and industrial loans totaled $220.4 million, or 27.1% of our total loan portfolio at June 30, 2015. Commercial and industrial loans (excluding syndicated loans) are generally made to small and mid-sized companies located within the State of Louisiana. We also participate in government programs which guarantee portions of commercial and industrial loans such as the SBA and USDA. In most cases, we require collateral of equipment, accounts receivable, inventory, chattel or other assets before making a commercial business loan. We have a dedicated staff within our credit department that monitors asset based lending and regularly conducts reviews of borrowing based certificates, aging and inventory reports, and on-site audits. Our commercial term loans totaled $136.7 million at June 30, 2015, or 62.0% of total commercial and industrial loans. Our commercial and industrial maximum loan to value limit is 80%. Our commercial term loans are generally fixed interest rate loans, indexed to the prime rate, with terms of up to five years, depending on the needs of the borrower and the useful life of the underlying collateral. Our commercial lines of credit totaled $83.7 million at June 30, 2015, or 38.0% of total commercial and industrial loans. Typically, our commercial lines of credit are adjustable rate lines, indexed to the prime interest rate, which generally mature yearly. Our underwriting standards for commercial and industrial loans include a review of the applicant’s tax returns, financial statements, credit history, the underlying collateral and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan based on cash flow generated by the applicant’s business. We generally obtain personal guarantees from the borrower or a third party as a condition to originating commercial and industrial loans. Our largest non-syndicate commercial and industrial loan at June 30, 2015 had a principal balance of $14.8 million and was secured by contracts receivable. At that date, this loan was performing in accordance with its terms.

Over the last eight years, we have pursued a focused program to participate in syndicated loans (loans made by a group of lenders, including us, who share or participate in a specific loan) with a larger regional financial institution as the lead lender. Syndicated loans are typically made to large businesses (which are referred to as shared national credits) or middle market companies (which do not meet the regulatory definition of shared national credits), both of which are secured by business assets or equipment, and also commercial real estate. The syndicate group for both types of loans usually consists of two to three other financial institutions. These loans are adjustable-rate loans generally tied to LIBOR. Our participation amounts typically range between $5.0 million and $10.0 million. Our focus has been to finance middle market companies whose borrowing needs typically range from $25.0 million to $75.0 million. Syndicated loans diversify our loan portfolio, increase our yield and mitigate interest rate risk due to the variable rate pricing structure of the loans. We have a defined set of credit guidelines that we use when evaluating these credits. Our credit department does its own independent review of these loans and our board of directors has created a special committee to oversee the underwriting and approval of these loans. We have not had any credit losses associated with our syndicated loan portfolio during the last eight years. At June 30, 2015, all of the loans in the syndicated loan portfolio were performing in accordance with their contractual terms. At June 30, 2015, syndicated loans secured by assets other than commercial real estate totaled $107.8 million, or 48.9% of the commercial and industrial loan portfolio. At June 30, 2015, our largest individual commercial and industrial syndicated loan was $8.1 million.

Commercial and industrial loans generally involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. As a result of the foregoing, commercial and industrial loans require extensive administration and servicing.

One- to Four-Family Residential Real Estate Loans. At June 30, 2015, our one- to four-family residential real estate loans totaled $127.8 million, or 15.7% of our total loan portfolio. We originate one- to four-family residential real estate loans that are secured primarily by residential property in Louisiana. We generally originate loans in amounts up to 95% of the lesser of the appraised value or purchase price of the mortgaged property. We currently offer one- to four-family residential real estate loans with terms up to 30 years that are generally underwritten according to Fannie Mae guidelines, and we refer to loans that conform to such guidelines as “conforming loans.” We generally originate fixed-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which at June 30, 2015 was $417,000 for single-family homes in our market area. At June 30, 2015, we held $5.7 million in jumbo loans that are greater than the conforming loan limit. We generally hold our one- to four-family residential real estate loans in our portfolio. We also originate one- to four-family residential real estate loans secured by non-owner occupied properties, but less frequently. Our fixed-rate one- to four-family residential real estate loans include loans that generally amortize on a monthly basis over periods between 10 to 30 years with maturities that range from eight to 30 years. Fixed rate one- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers have the right to refinance or prepay their loans. We do not offer one- to four-family residential real estate loans specifically designed for borrowers with sub-prime credit scores, including interest-only, negative amortization or payment option adjustable-rate mortgage loans.

We have diversified our one- to four-family residential real estate loans with the select purchase of conforming mortgage loans that are located outside Louisiana. Our purchased loans are generally serviced by other financial institutions. At June 30, 2015, $35.4 million of our one- to four-family residential real estate loans, or 27.7% of our one- to four-family residential real estate loans, were purchased loans secured by property located outside our market area. The majority of our out of state purchased one- to four-family residential real estate loans are located in West Virginia, Virginia, Pennsylvania and the District of Columbia. Our purchased one- to four-family residential real estate loans must meet our internal underwriting criteria. At June 30, 2015, we had no purchased one- to four-family residential real estate loans that were classified as nonaccruing. While we intend to continue to purchase one- to four-family residential real estate loans from time-to-time, our strategic emphasis for future periods is to increase the volume of our internal originations of such loans.

Our one- to four-family loans also include home equity lines of credit that have second mortgages. At June 30, 2015, we had $7.0 million in home equity lines of credit, which represented 5.5% of our one- to four-family residential real estate loans. Our home equity products are originated in amounts, that when combined with the existing first mortgage loan, do not generally exceed 80% of the loan-to-value ratio of the subject property.

All of our one- to four-family residential mortgages include “due on sale” clauses, which are provisions giving us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

Property appraisals on real estate securing our single-family residential loans are made by state certified and licensed independent appraisers approved by the board of directors. Appraisals are performed in accordance with applicable regulations and policies. At our discretion, we obtain either title insurance policies or attorneys’ certificates of title, on all first mortgage real estate loans originated. We also require fire and casualty insurance on all properties securing our one- to four-family residential loans. We also require the borrower to obtain flood insurance where appropriate. In some instances, we charge a fee equal to a percentage of the loan amount, commonly referred to as points.

Construction and Land Development Loans. We offer loans to finance the construction of various types of commercial and residential property. At June 30, 2015, $54.8 million, or 6.8% of our total loan portfolio consisted of construction and land development loans. Construction loans to builders generally are offered with terms of up to 18 months and interest rates are tied to the prime lending rate. These loans generally are offered as fixed or adjustable-rate loans. We will originate residential construction loans for individual borrowers and builders, provided all necessary plans and permits have been obtained. Construction loan funds are disbursed as the project progresses. At June 30, 2015, our largest construction loan commitment was $11.3 million, of which $0.1 million had been disbursed as of June 30, 2015. This construction loan was made for the construction of a hotel. We will originate construction loans up to 80% of the estimated completed value of the project and we will originate land development loans in amounts up to 75% of the value of the property as developed. We will originate owner occupied one-to-four family residential construction loans up to 90% of the estimated completed value of the property. In addition, at June 30, 2015, $7.3 million of construction and land development loans were syndicated loans. Please see “—Commercial and Industrial Loans” above for further information.

Construction and land development financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. Additionally, if the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

Agricultural Loans. We are the leading lender for agricultural loans in our Southwest Louisiana market. Our agricultural lending includes loans to farmers for the purpose of cultivating rice, sugarcane, soybeans, timber, poultry and cattle. Agricultural loans are generally secured by crops, but may include additional collateral such as farm equipment or vehicles. Agricultural loans totaled $27.9 million, or 3.5% of our total loan portfolio at June 30, 2015. Such loans are generally offered with fixed rates at a margin above prime for a term of generally one year. We will originate agricultural loans in those instances where the borrower’s financial strength and creditworthiness has been established. Agricultural loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower’s business. Substantially all of our originated agricultural loans are guaranteed by the U.S. Farm Service Agency. We generally obtain personal guarantees from the borrower or a third party as a condition to originating its agricultural loans. At June 30, 2015, our largest agricultural loan was a $1.9 million loan secured by crops, equipment and real estate. This loan was performing in accordance with its terms at June 30, 2015.

The underwriting standards used for agricultural loans include a determination of the borrower’s ability to meet existing obligations and payments on the proposed loan from normal cash flows generated in the borrower’s business. The financial strength of each applicant also is assessed through review of financial statements and tax returns provided by the applicant. The creditworthiness of a borrower is derived from a review of credit reports as well as a search of public records. Once originated, agricultural loans are reviewed periodically. Financial statements are requested at least annually and are reviewed for substantial deviations or changes that might affect repayment of the loan. Loan officers also visit the premises of borrowers to observe the business premises, facilities, and personnel and to inspect the collateral. Underwriting standards for agricultural loans are different for each type of loan depending on the financial strength of the borrower and the value of collateral offered as security.

Farmland Loans. We originate first mortgage loans secured by farmland. At June 30, 2015, farmland loans totaled $15.0 million, or 1.8% of our total loan portfolio. Such loans are generally fixed-rate loans at a margin over the prime rate with terms up to five years and amortization schedules of up to 20 years (40 years if secured by a guarantee from the U. S. Farm Service Agency). Loans secured by farmland may be made in amounts up to 80% of the value of the farm. However, we will originate farmland loans in amounts up to 100% of the value of the farm if the borrower is able to secure a guarantee from the U.S. Farm Service Agency. Generally, we obtain personal guarantees of the borrower on all loans secured by farmland.

Consumer and Other Loans. We make various types of secured consumer loans that are collateralized by deposits, boats and automobiles as well as unsecured consumer loans. Such loans totaled $41.4 million, or 5.1% of our total loan portfolio at June 30, 2015. Included in other loans are $20.9 million in purchased commercial leases that are serviced by the Bank as of June 30, 2015. Consumer loans generally have a fixed rate at a margin over the prime rate and have terms of three years to ten years. At June 30, 2015, $7.5 million of our consumer loans were unsecured. Our procedure for underwriting consumer loans includes an assessment of the applicant’s credit history and ability to meet existing obligations and payments for the proposed loan, as well as an evaluation of the value of the collateral security, if any.

Consumer loans generally entail greater risk than other types of loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value, such as automobiles. As a result, consumer loan collections are primarily dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining value often does not warrant further substantial collection efforts against the borrower.

Multi-Family Loans. On occasion we will originate loans secured by multifamily real estate. At June 30, 2015, we had $14.2 million or 1.8% of our total loan portfolio in multifamily loans. Such loans may be either fixed- or adjustable-rate loans tied to the prime rate with terms to maturity up to five years and amortization schedules of up to 20 years. We will originate multifamily loans in amounts up to 80% of the value of the multi-family property. Nearly all of our multifamily loans are secured by properties in Louisiana. The underwriting of multi-family loans follows the general guidelines for our non-farm non-residential loans.

Loans secured by multi-family real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate typically depends upon the successful operation of the real estate property securing the loans. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired.

Loan Originations, Sales and Participations. Loan originations are derived from a number of sources such as referrals from our board of directors, existing customers, borrowers, builders, attorneys and walk-in customers. We generally retain the loans that we originate in our loan portfolio and only sell loans infrequently. We had $14.5 million at June 30, 2015 in purchased loan participations that were not syndicated loans. We had $20.9 million in purchased commercial leases that are serviced by the Bank as of June 30, 2015. At June 30, 2015, we had $115.1 million in syndicated loans, of which $70.2 million were shared national credits. Syndicated loans are described above under “—Commercial and Industrial Loans.”

Loan Approval Authority. We establish various lending limits for executive management and also maintain a loan committee comprised of our directors and management. Generally, loan officers have authority to approve secured loan relationships in amounts up to $100,000 and unsecured loan relationships in amounts up to $25,000. For loans exceeding a loan officer’s approval authority, we utilize two methods for approvals: (1) credit officers and (2) the Bank’s loan committee. Loan relationships between $100,000 and $500,000 are approved by a combination of credit officers and executive management. The loan committee approves loan relationships of between $500,000 and up to $10.0 million. Any loan relationship exceeding $10.0 million requires the approval of the board of directors. Syndicated loans are approved by the Bank’s syndicate loan committee in amounts up to $10.0 million.

Our lending activities are also subject to Louisiana statutes and internal guidelines limiting the amount we can lend to any one borrower. Subject to certain exceptions, under Louisiana law the Bank may not lend on an unsecured basis to any single borrower (i.e., any one individual or business entity and his or its affiliates) an amount in excess of 20% of the sum of the Bank’s capital stock and surplus, or on a secured basis an amount in excess of 50% of the sum of the Bank’s capital stock and surplus. At June 30, 2015, our secured legal lending limit was approximately $47.4 million and our unsecured legal lending limit was approximately $19.0 million. None of our borrowers are currently approaching these limits.

Deposit Products

Consumer and commercial deposits are attracted principally from within our primary market area through the offering of a selection of deposit instruments including noninterest-bearing and interest-bearing demand, savings accounts and time accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate. At June 30, 2015, we held $1.3 billion in deposits.

We actively seek to obtain public funds deposits. At June 30, 2015, public funds deposits totaled $599.9 million. We have developed a program for the retention and management of public funds deposits. These deposits are from local government entities such as school districts, hospital districts, sheriff departments and other municipalities. We solicit their operating, savings, and time deposits and we are often the fiscal agent for the municipality. The majority of these deposits are under contractual terms of up to three years. Public funds deposit accounts are collateralized by FHLB letters of credit and by eligible government and government agency securities such as those issued by the FHLB, FFCB, Fannie Mae, and Freddie Mac. We believe that public funds provide a low cost and stable source of funding. The public funds deposit portfolio has been a key driver of earnings for our Company as we have profitability deployed these funds into investment securities and loans.

The interest rates paid by us on deposits are set at the direction of our executive management. Interest rates are determined based on our liquidity requirements, interest rates paid by our competitors, and our growth goals and applicable regulatory restrictions and requirements. At June 30, 2015, we had $25.7 million in brokered deposits.

Investments

Our investment policy is to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk and to meet pledging requirements for our public funds and other borrowings. Our investment securities consist of: (1) U.S. Treasury obligations; (2) U.S. government agency obligations; (3) mortgage-backed securities; (4) corporate and other debt securities; (5) mutual funds and other equity securities and (6) municipal bonds. Our U.S. government agency securities, primarily consisting of government-sponsored enterprises, comprise the largest share of our investment securities, having a fair value of $409.4 million, of which $279.8 million were classified as available-for-sale and $129.6 million as held-to-maturity, at June 30, 2015.

The Bank’s management asset liability committee and board investment committee are responsible for regular review of our investment activities and the review and approval of our investment policy. These committees monitor our investment securities portfolio and direct our overall acquisition and allocation of funds, with the goal of structuring our portfolio such that our investment securities provide us with a stable source of income but without exposing us to an excessive degree of market risk. During the last five years and through the second quarter of 2015, our securities portfolio has generated $101.5 million of pre-tax income. As of June 30, 2015, none of the securities in our investment portfolio were other than temporarily impaired.

Competition

We face intense competition both in making loans and attracting deposits. Our market areas in Louisiana have a high concentration of financial institutions, many of which are branches of large money center, super-regional and regional banks that have resulted from consolidation of the banking industry in Louisiana. Many of these competitors have greater resources than we do and may offer services that we do not provide, including more attractive pricing than we offer and more extensive branch networks for which they can offer their financial products.

Our larger competitors have a greater ability to finance wide-ranging advertising campaigns through their greater capital resources. Our marketing efforts depend heavily upon referrals from officers, directors and shareholders, selective advertising in local media and direct mail solicitations. We compete for business principally on the basis of personal service to customers, customer access to our officers and directors and competitive interest rates and fees. We also can offer new technologies such as our mobile app and mobile check deposit for consumers and remote deposit capture for commercial customers.

In the financial services industry in recent years, intense market demands, technological and regulatory changes and economic pressures have eroded industry classifications that were once clearly defined. Financial institutions have been forced to diversify their services, increase rates paid on deposits and become more cost effective as a result of competition with one another and with new types of financial services companies, including non-banking competitors. Some of the results of these market dynamics in the financial services industry have been a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors. These factors could affect our business prospects.

Employees

At June 30, 2015, we had 265 full-time and 23 part-time employees. None of our employees is represented by a collective bargaining group or are parties to a collective bargaining agreement. We believe that our relationship with our employees is good.

Subsidiaries

Other than our wholly-owned bank subsidiary, First Guaranty Bank, we have no subsidiaries.

Legal Proceedings

We are involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of its business. At June 30, 2015, we were not involved in any material legal proceedings.

Properties

We operate 21 retail-banking centers. The following table sets forth certain information relating to each office. The net book value of premises and equipment at all branch locations, including the raw land of branches under development, at June 30, 2015 totaled $20.4 million.

Location	Use of Facilities	Year Facility Opened or Acquired	Owned/Leased
First Guaranty Square 400 East Thomas Street Hammond, LA 70401	First Guaranty Bank’s Main Office	1975	Owned
2111 West Thomas Street Hammond, LA 70401	Guaranty West Banking Center	1974	Owned
100 East Oak Street Amite, LA 70422	Amite Banking Center	1970	Owned
455 West Railroad Avenue Independence, LA 70443	Independence Banking Center	1979	Owned
301 Avenue F Kentwood, LA 70444	Kentwood Banking Center	1975	Owned
189 Burt Blvd Benton, LA 71006	Benton Banking Center	2010	Owned
126 South Hwy. 1 Oil City, LA 71061	Oil City Banking Center	1999	Owned
401 North 2nd Street Homer, LA 71040	Homer Main Banking Center	1999	Owned
10065 Hwy 79 Haynesville, LA 71038	Haynesville Banking Center	1999	Owned
117 East Hico Street Dubach, LA 71235	Dubach Banking Center	1999	Owned
102 East Louisiana Avenue Vivian, LA 71082	Vivian Banking Center	1999	Owned
500 North Cary Jennings, LA 70546	Jennings Banking Center	1999	Owned
799 West Summers Drive Abbeville, LA 70510	Abbeville Banking Center	1999	Owned
105 Berryland Ponchatoula, LA 70454	Berryland Banking Center	2004	Leased
2231 S. Range Avenue Denham Springs, LA 70726	Denham Springs Banking Center	2005	Owned
195 North 6th Street Ponchatoula, LA 70454	Ponchatoula Banking Center(1)	2007	Owned
29815 Walker Rd S Walker, LA 70441	Walker Banking Center	2007	Owned
6151 Hwy 10 Greensburg, LA 70441	Greensburg Banking Center	2011	Owned
723 Avenue G Kentwood, LA 70444	Kentwood West Banking Center	2011	Owned
35651 Hwy 16 Montpelier, LA 70422	Montpelier Banking Center	2011	Owned
33818 Hwy 16 Denham Springs, LA 70706	Watson Banking Center	2011	Owned

(1)	We intend to close this branch and open a new banking center on property that we own located at 500 West Pine Street, Ponchatoula, LA 70454, which is expected to occur in the first quarter of 2016.

SUPERVISION AND REGULATION

General

First Guaranty Bank is a Louisiana-chartered commercial bank and is the wholly-owned subsidiary of First Guaranty Bancshares, a Louisiana-chartered banking holding company. First Guaranty Bank’s deposits are insured up to applicable limits by the FDIC. First Guaranty Bank is subject to extensive regulation by the OFI, as its chartering agency, and by the FDIC, its primary federal regulator and deposit insurer. First Guaranty Bank is required to file reports with, and is periodically examined by, the FDIC and the OFI concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, First Guaranty Bancshares is regulated by the Federal Reserve Board.

The regulatory and supervisory structure establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and the deposit insurance funds, rather than for the protection of shareholders and creditors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies concerning the establishment of deposit insurance assessment fees, classification of assets and establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Louisiana legislature, the OFI, the FDIC, the Federal Reserve Board or the United States Congress, could have a material adverse impact on the financial condition and results of operations of First Guaranty Bancshares and First Guaranty Bank. As is further described below, the Dodd-Frank Act has significantly changed the bank regulatory structure and may affect the lending, investment and general operating activities of depository institutions and their holding companies.

Set forth below is a summary of certain material statutory and regulatory requirements applicable to First Guaranty Bancshares and First Guaranty Bank. The summary is not intended to be a complete description of such statutes and regulations and their effects on First Guaranty Bancshares and First Guaranty Bank.

The Dodd-Frank Act

The Dodd-Frank Act significantly changed bank regulation and has affected the lending, investment, trading and operating activities of depository institutions and their holding companies. The Dodd-Frank Act also created the CFPB with extensive powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB also has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, such as First Guaranty Bank, will continue to be examined by their applicable federal bank regulators. The Dodd-Frank Act also gave state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC assessments for deposit insurance, permanently increasing the maximum amount of deposit insurance to $250,000 per depositor. The Dodd-Frank Act also, among other things, requires originators of certain securitized loans to retain a portion of the credit risk, stipulates regulatory rate-setting for certain debit card interchange fees, repeals restrictions on the payment of interest on commercial demand deposits and contains a number of reforms related to mortgage originations. The Dodd-Frank Act increased the ability of shareholders to influence boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The Dodd-Frank Act also directed the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to company executives, regardless of whether the company is publicly traded or not.

Many of the provisions of the Dodd-Frank Act are subject to delayed effective dates or require the implementing regulations and, therefore, their impact on our operations cannot be fully determined at this time. However, it is likely that the Dodd-Frank Act will increase the regulatory burden, operating costs, compliance costs and interest expense for First Guaranty Bank and First Guaranty Bancshares.

SBLF Participation

On September 22, 2011, we entered into a Securities Purchase Agreement with the U.S. Treasury pursuant to which we sold to the U.S. Treasury 39,435 shares of our Series C Preferred Stock, having a liquidation amount of $1,000 per share for aggregate proceeds of $39.4 million. This transaction was entered into as part of the SBLF.

The Series C Preferred Stock is entitled to receive non-cumulative dividends payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, which is calculated on the aggregate liquidation amount, was initially set at 4.2% per annum based upon the level of “Qualified Small Business Lending”, or “QSBL” (as defined in the Securities Purchase Agreement) by First Guaranty Bank. The dividend rate for dividend periods subsequent to the initial period is set based upon the “Percentage Change in Qualified Lending” (as defined in the Securities Purchase Agreement) between each dividend period and the “Baseline” QSBL level. Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, and from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods. If the Series C Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9.0% annually. Prior to that time, in general, the dividend rate decreases as the level of First Guaranty Bank’s QSBL increases. Our dividend rate at June 30, 2015 was 1.0%. Such dividends are not cumulative, but we may only declare and pay dividends on our common stock (or any other equity securities junior to the Series C Preferred Stock) if we have declared and paid dividends for the current dividend period on the Series C Preferred Stock. We also are subject to other restrictions on our ability to repurchase or redeem other securities.

We may redeem the shares of Series C Preferred Stock, in whole or in part, at any time at a redemption price equal to the sum of the liquidation amount per share and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by the FDIC. The SBLF requires us to file quarterly reports on QSBL lending, which must be audited annually. We must also make outreach efforts and advertise the availability of QSBL to organizations and individuals who represent minorities, women and veterans. We must annually certify that no business loans are made to principals of businesses who have been convicted of a sex crime against a minor. Finally, the SBLF requires us to file quarterly, annual and other reports provided to shareholders concurrently with the U.S. Treasury.

Simultaneously with the closing of the SBLF transaction on September 22, 2011, we exited our participation in the Troubled Asset Relief Program (“TARP”). Pursuant to our exit, we redeemed (repurchased) from the U.S. Treasury, largely using proceeds received from the issuance of the Series C Preferred Stock, all 2,069.9 shares of our Series A Preferred Stock and 103 shares of our Series B Preferred Stock, each having a liquidation amount per share equal to $10,000. The total redemption price of our TARP Series A Preferred Stock and Series B Preferred Stock, including all dividends paid to the U.S. Treasury, was approximately $21.1 million.

Memorandum of Understanding

On August 21, 2012, we entered into a Memorandum of Understanding (the “MOU”) with the FDIC and the OFI. The MOU was issued in connection with certain improvements to our operations, including but not limited to enhancements to interest rate risk management and improving asset quality and corporate governance. On October 14, 2014, we were informed by the FDIC and the OFI that the MOU was terminated, indicating that we had complied with the terms of the MOU.

Board Resolutions Requested by the Federal Reserve Bank

The Federal Reserve Bank requested that the board of directors adopt resolutions relating to certain operations of First Guaranty Bancshares. The board resolutions require written approvals from the Federal Reserve Bank and the OFI prior to the declaration or payment of dividends, any increase in debt, the stock repurchase or redemption of holding company stock or paying any distribution on subordinated debentures or trust preferred securities. Our board adopted the resolutions requested by the Federal Reserve Bank on December 20, 2012. Approvals have been received from the Federal Reserve Bank and the OFI to pay dividends to our shareholders for every quarter since December 20, 2012. On October 29, 2014, we were informed by the Federal Reserve Bank and the OFI that we were permitted to terminate the board resolutions, which occurred on November 4, 2014.

Louisiana Bank Regulation

As a Louisiana-chartered bank, First Guaranty Bank is subject to the regulation and supervision of the OFI. Under Louisiana law, First Guaranty Bank may establish additional branch offices within Louisiana, subject to the approval of OFI. After the Dodd-Frank Act, we can also establish additional branch offices outside of Louisiana, subject to prior regulatory approval, as long as the laws of the state where the branch is to be located would permit such expansion. In addition, First Guaranty Bank is the primary source of our dividend payments, and our ability to pay dividends will be subject to any restrictions applicable to the Bank. Under Louisiana law, a Louisiana bank may not pay cash dividends unless the bank has unimpaired surplus equal to 50% of its outstanding capital stock, both before and after giving effect to the dividend payment. Subject to satisfying such requirement, First Guaranty Bank may pay dividends to us without the approval of the OFI so long as the amount of the dividend does not exceed its net profits earned during the current year combined with its retained earnings for the immediately preceding year. The OFI must approve any proposed dividend in excess of this threshold.

Federal Regulations

Capital Requirements. Under the FDIC’s regulations, federally insured state-chartered banks that are not members of the Federal Reserve System (“state non-member banks”), such as First Guaranty Bank, are required to comply with minimum leverage capital requirements. For an institution not anticipating or experiencing significant growth and deemed by the FDIC to be, in general, a strong banking organization rated composite 1 under Uniform Financial Institutions Ranking System, the minimum capital leverage requirement in 2014 was a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio was not less than 4.0%. Tier 1 capital is the sum of common shareholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

FDIC regulations also require state non-member banks to maintain certain ratios of regulatory capital to regulatory risk-weighted assets, or “risk-based capital ratios.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0.0% to 200.0%. For 2014, state non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, subordinated debentures and certain other capital instruments, and a portion of the net unrealized gain on equity securities.

In July, 2013, the FDIC and the other federal bank regulatory agencies issued a final rule to revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets, to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $1.0 billion or more (“banking organizations”). Among other things, the rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets) and a uniform leverage capital ratio of 4%, increases the minimum Tier 1 capital to risk-based assets requirement (from 4% to 6% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also limits a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets. The final rule became effective for us on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective.

At June 30, 2015, First Guaranty Bank was well-capitalized based on FDIC guidelines.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and, more recently, safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Business and Investment Activities. Under federal law, all state-chartered FDIC-insured banks have been limited in their activities as principal and in their equity investments to the type and the amount authorized for national banks, notwithstanding state law. Federal law permits exceptions to these limitations. For example, certain state-chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is the lesser of 100.0% of Tier 1 capital or the maximum amount permitted by Louisiana law.

The FDIC is also authorized to permit state banks to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the FDIC insurance fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specified that a state bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary,” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. In 2014, an institution was deemed to be “well capitalized” if it had a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution was “adequately capitalized” if it had a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution was “undercapitalized” if it had a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution was deemed to be “significantly undercapitalized” if it had a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution was considered to be “critically undercapitalized” if it had a ratio of tangible equity (as defined in the regulations) to total assets that was equal to or less than 2.0%.

The previously mentioned final regulatory capital rule that increases regulatory capital requirements adjusted the prompt corrective action categories accordingly effective January 1, 2015. Under the revised requirements, an institution must meet the following in order to be classified as “well capitalized”: (1) a common equity Tier 1 risk-based ratio of 6.5% (new standard); (2) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (3) a total risk-based ratio of 10% (unchanged) and (4) a Tier 1 leverage ratio of 5% (unchanged).

“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional measures, including, but not limited to, a required sale of sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cessation of taking deposits from correspondent banks, the dismissal of directors or officers and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Related Parties. Transactions between a bank (and, generally, its subsidiaries) and its related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such institution’s capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution’s capital stock and surplus. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar transactions. In addition, loans or other extensions of credit by the institution to the affiliate are required to be collateralized in accordance with specified requirements. The law also requires that affiliate transactions be on terms and conditions that are substantially the same, or at least as favorable to the institution, as those provided to non-affiliates.

First Guaranty Bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•	be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of First Guaranty Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by First Guaranty Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The FDIC has extensive enforcement authority over insured state banks, including First Guaranty Bank. That enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC also has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.”

Federal Insurance of Deposit Accounts. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution’s risk category and certain specified risk adjustments. Stronger institutions pay lower rates while riskier institutions pay higher rates.

The FDIC published a final rule under the Dodd-Frank Act to reform the deposit insurance assessment system. The rule redefined the assessment base used for calculating deposit insurance assessments effective April 1, 2011. Under the rule, assessments are based on an institution’s average consolidated total assets minus average tangible equity instead of total deposits. The rule revised the assessment rate schedule to establish assessments ranging from 2.5 to 45 basis points.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30, 2015, the annualized Financing Corporation assessment was equal to 0.60 of a basis point of total assets less tangible capital.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. It is intended that insured institutions with assets of $10 billion or more will fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC and the FDIC has exercised that discretion by establishing a long-term fund ratio of 2%.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of First Guaranty Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Community Reinvestment Act. Under the CRA, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish or acquire branches and merger with other depository institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. First Guaranty Bank’s latest FDIC CRA rating, dated June 28, 2013, was “satisfactory.”

Federal Reserve System. The Federal Reserve Board regulations require savings institutions to maintain non interest-earning reserves against their transaction accounts (primarily negotiable order of withdrawal (NOW) and regular checking accounts). For 2015, the regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $89.0 million; a 10% reserve ratio is applied above $89.0 million. The first $13.3 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. First Guaranty Bank complies with the foregoing requirements.

FHLB System. First Guaranty Bank is a member of the FHLB System, which consists of twelve regional FHLBs. The FHLB System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLB, First Guaranty Bank is required to acquire and hold a specified amount of shares of capital stock in the FHLB. As of June 30, 2015, First Guaranty Bank complies with this requirement.

Other Regulations

Interest and other charges collected or contracted for by First Guaranty Bank are subject to state usury laws and federal laws concerning interest rates. First Guaranty Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•	Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of First Guaranty Bank also are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•	USA PATRIOT Act, which requires banks operating to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•	Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

As a bank holding company, we are subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. We are required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for us to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing securities brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property under certain conditions; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including depository institutions subsidiaries that are “well capitalized” and “well managed,” to opt to become a “financial holding company.” A “financial holding company” may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. We have not elected “financial holding company” status.

The Dodd-Frank Act required the Federal Reserve Board to revise its consolidated capital requirements for holding companies so that they are no less stringent, both quantitatively and in terms of components of capital, than those applicable to the subsidiary banks. This eliminated certain instruments from tier 1 capital, such as trust preferred securities that were previously includable for bank holding companies. The previously mentioned final capital rule implements these requirements effective January 1, 2015.

We are subject to the Federal Reserve Board’s consolidated capital adequacy guidelines for bank holding companies as we have more than $1.0 billion in total assets, subject to certain grandfathered rules. A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to that approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve Board’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by using available resources to provide capital funds during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength policy and requires the promulgation of implementing regulations. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

The Federal Deposit Insurance Act makes depository institutions liable to the FDIC for losses suffered or anticipated by the insurance fund in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. That law would have potential applicability if we ever held as a separate subsidiary a depository institution in addition to the Bank.

We are affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on our business or financial condition.

Federal Securities Laws

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the shares of common stock to be issued pursuant to the stock offering. Our common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We are subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock to be issued in the stock offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not our affiliates may be resold without registration. Shares purchased by our affiliates will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If we meet the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of ours that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, we may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting. We have prepared policies, procedures and systems designed to ensure compliance with these regulations.

MANAGEMENT

General

Our Bylaws provide that the number of directors of First Guaranty Bancshares is determined from time to time by the board. Currently, the board has five members. Our shareholders elect our directors at the annual shareholders’ meeting. Directors are elected for a one-year term and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier resignation or removal.

The board of directors of First Guaranty Bank has 19 members. All members of the board of directors of First Guaranty Bancshares serve as directors of First Guaranty Bank. In addition, each executive officer of First Guaranty Bancshares is also an executive officer of First Guaranty Bank.

Directors and Executive Officers

The following table states our directors’ names, their ages, the years that they began serving as directors and when their current term as directors of First Guaranty Bancshares expires as of the date of this prospectus:

Name	Position(s) Held With First Guaranty Bancshares	Age	Director Since(1)	Current Term Expires
William K. Hood	Director	64	1977	2016
Glenda B. Glover	Director	62	2011	2016
Alton B. Lewis, Jr.	Vice Chairman of the Board, President and Chief Executive Officer	66	2002	2016
Marshall T. Reynolds	Chairman of the Board	78	1993	2016
Edgar R. Smith III	Director	51	2007	2016

(1)	Includes service as a director of First Guaranty Bank.

The following table sets forth information regarding our executive officers and their ages as of the date of this prospectus. The executive officers of First Guaranty Bancshares are elected annually.

Name	Age	Position
Alton B. Lewis, Jr.	66	President and Chief Executive Officer of First Guaranty Bancshares and First Guaranty Bank
Eric J. Dosch	37	Chief Financial Officer and Corporate Secretary of First Guaranty Bancshares and First Guaranty Bank

The Business Background of Our Directors and Executive Officers

The business experience for at least the past five years of each of our directors and executive officers is set forth below. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Directors

William K. Hood. Mr. Hood has served as a director of First Guaranty Bancshares since its inception in July 2007 and has served as a director of First Guaranty Bank since 1977. Mr. Hood serves as President of Hood Automotive Group, a car dealership with locations in Hammond, Amite and Covington, Louisiana. In addition, Mr. Hood served as a director of Entergy Louisiana, Inc., an integrated energy company engaged in primarily electric power production and retail distribution options, from 1987 to 2010. Through his business activities and extensive management experience in running a business enterprise, we believe that Mr. Hood provides the board with valuable insight in overseeing our senior management team and has a strong sense of the business conditions in our market that is valuable to the board.

Glenda B. Glover. Dr. Glover has served as a director of First Guaranty Bancshares and First Guaranty Bank since July 2011. Dr. Glover is currently the President of Tennessee State University. She was the Dean of the College of Business of Jackson State University from 1994 to December 2012. Dr. Glover currently is a Director of Pinnacle Financial Corporation and is a past director for American Learning Corporation and Alternate Energy Holdings, Inc. She served as a Director of The Student Loan Corporation from May 1998 through December 2010, a Director of Lenox Group Inc. from May 2004 to December 2010 and former International Treasurer and member of the board of directors of Alpha Kappa Alpha Sorority, Inc. from 2006 to July 2010 and currently serves as International Vice President. She also is the former Chairperson of the Jackson (MS) Airport Authority Board of Commissioners. Dr. Glover holds a Ph.D. in Business from George Washington University and her JD from Georgetown University Law Center. She is one of few African American women to hold the Ph.D-JD-CPA combination in the nation. She holds a BS in Mathematics from Tennessee State University and an MBA from Clark-Atlanta University. We believe that Dr. Glover is a valuable member of our board and as a certified public accountant; she is the Chairperson of our audit committee and is our audit committee financial expert.

Alton B. Lewis, Jr. Mr. Lewis has been Vice Chairman, President and Chief Executive Officer of First Guaranty Bancshares and First Guaranty Bank since January 1, 2013. He has served as Vice Chairman and Chief Executive Officer since October 1, 2009. Prior to joining First Guaranty Bancshares and First Guaranty Bank, Mr. Lewis was a partner of Cashe, Lewis, Coudrain & Sandage, and its predecessor, from January 1980 to September 30, 2009. Mr. Lewis’ prior experience of providing legal counsel to various Louisiana corporations and small businesses, legal acumen and experience serving as a managing partner of a law firm led to his selection as a director.

Marshall T. Reynolds. Mr. Reynolds has served as Chairman of the board of directors of First Guaranty Bancshares since its inception in July 2007, and has served as Chairman of the board of directors of First Guaranty Bank since May 1996. Mr. Reynolds has served as Chairman and Chief Executive Officer of Champion Industries, Inc., a commercial printer, business form manufacturer and supplier of office products and furniture since 1992, and sole shareholder from 1972 to 1993; President and General Manager of The Harrah & Reynolds Corporation, since 1964 (and sole shareholder since 1972); Chairman of the board of directors of Pullman Plaza Hotel in Huntington, West Virginia; Chairman of the board of directors of McCorkle Machine and Engineering Company in Huntington, West Virginia; Chairman of the board of directors of Premier Financial Bancorp, Inc. in Huntington, West Virginia; member of the board of directors of Summit State Bank in Santa Rosa, California and Chairman of the board of directors of Energy Services of America Corporation in Huntington, West Virginia. Mr. Reynolds previously served as Chairman of the board of directors of Banc One West Virginia Corporation (formerly Key Centurion Bancshares, Inc.) and as a member of the board of directors of First State Financial Corporation in Sarasota, Florida and Abigail Adams National Bancorp, Inc. in Washington, D.C. We believe that Mr. Reynolds’ successful career as a business leader and experience on the board of directors of financial institutions qualifies him to serve on our board of directors as Chairman.

Edgar R. Smith III. Mr. Smith was appointed to the board of directors of First Guaranty Bancshares on October 16, 2014. He is a member of the board of directors of First Guaranty Bank since February 2007. Mr. Smith currently serves as Chairman and Chief Executive Officer of Smitty’s Supply, Inc., a leading manufacturer and distributor of oil and gasoline lubricants and related products. He served as Chief Executive Officer since 1999 and became Chairman in 2012. Mr. Smith is also Chairman, President and Chief Executive Officer of Latch Oil, Inc., a manufacturer and distributor of oil lubricants and related products in Jasper, Texas since 2013, sole shareholder and Chairman of Cam2 International, LLC, which markets a complete line of oil and gas lubricants, since 2014, and President of Big 4 Trucking, a freight shipping and trucking company, since 2012. We believe that Mr. Smith’s successful career as a business leader and extensive experience running various business enterprises qualifies him to serve on our board.

Executive Officers Who Are Not Directors

Eric J. Dosch. Mr. Dosch has served as Chief Financial Officer of First Guaranty Bancshares and First Guaranty Bank since May 2010. Mr. Dosch has been employed with First Guaranty Bank since 2003, where he previously served as Chief Credit Officer and held positions in commercial lending and credit. Prior to joining First Guaranty Bank, Mr. Dosch was a financial analyst with Livingston & Jefferson, a private asset management firm located in Cincinnati, Ohio. Mr. Dosch is a CFA® Charterholder and a graduate from The Graduate School of Banking at Louisiana State University. Mr. Dosch obtained his undergraduate degree from Duke University.

Board Independence

The board of directors determines the independence of each director in accordance with the NASDAQ Stock Market rules, which include all elements of independence as set forth in the listing requirements for NASDAQ securities. The board of directors has determined that all of our directors are “independent” within the meaning of such standards, with the exception of Mr. Lewis. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Mr. Reynolds, Mr. Hood, Dr. Glover and Mr. Smith do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors considered the current and prior relationships that each director has with First Guaranty Bancshares and First Guaranty Bank and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

In determining the independence of Mr. Hood, the board considered First Guaranty Bank’s payments of $44,000, $60,000, and $72,000 during 2014, 2013 and 2012, respectively, to Hood Automotive Group for the purchase and maintenance of company automobiles. Mr. Hood is the President of Hood Automotive Group.

Committees of the Board of Directors

To assist in the performance of its responsibilities, our board of directors has established the following standing committees: (1) an audit committee; (2) a compensation committee and (3) a nominating and corporate governance committee. Prior to the completion of the offering, each of these committees will comply with the corporate governance requirements set forth under the NASDAQ Stock Market rules. The composition and responsibilities of each committee are described below.

Audit Committee

Our audit committee consists of Dr. Glover, Mr. Hood and Mr. Smith, with Dr. Glover serving as chair of the audit committee. Our audit committee’s primary duties and responsibilities include:

•	appointing, compensating and monitoring the independence and performance of our independent registered public accounting firm, and when necessary, the dismissal of our independent registered public accounting firm;

•	monitoring the integrity of our accounting and financial reporting process and systems of internal controls;

•	monitoring the independence and performance of our internal auditors and outsourced internal audit consultants;

•	facilitating communication among our independent registered public accounting firm, management, internal auditors and the outsourced internal audit consultants; and

•	reviewing and approving the scope of the annual audit, the audit fee and the financial statements and pre-approving all auditing and permitted non-audit services.

Our audit committee is composed solely of members who satisfy the independence and other requirements of the SEC and the NASDAQ Stock Market rules for service on the audit committee. In addition, our board of directors has determined that Dr. Glover qualifies as an “audit committee financial expert” as defined in the SEC rules. Our audit committee has adopted a charter, which is available on our website at www.fgb.net.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Mr. Reynolds and Mr. Hood. Our compensation committee’s primary duties and responsibilities include overseeing our compensation program for our executives and directors, including our compensation structure, policies and programs (including benefit plans).

Our board of directors has evaluated the independence of the members of our compensation committee and has determined that each member satisfies the applicable independence requirements of the SEC and the NASDAQ Stock Market rules for compensation committees. The compensation committee has adopted a charter, which is available on our website at www.fgb.net.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of Mr. Reynolds and Mr. Smith. The committee oversees the process for selecting and nominating persons for election as directors and administers our corporate governance policies, including our code of conduct and code of ethics. The committee also determines the size and composition of our board and its committees.

When evaluating director candidates, the committee’s objective is to assemble a board composed of individuals with diverse perspectives and skills derived from high quality business and professional experience. The criteria includes, among other things:

•	the appropriate size of our board of directors;

•	our needs with respect to the particular talents and experience of our directors;

•	the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration or public service;

•	experience with accounting rules and practices;

•	appreciation of our relationship to the changing needs of society; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

Although the board has not adopted a formal policy regarding the consideration of diversity when evaluating director candidates, the board considers the requisite expertise and diverse backgrounds of its overall membership composition.

Our board of directors has evaluated the independence of the members of our nominating and corporate governance committee and has determined that each member satisfies the applicable independence requirements of the NASDAQ Stock Market rules for independent director oversight of director nominations. Our nominating and corporate governance committee has adopted a charter, which is available on our website at www.fgb.net.

Director Compensation

We pay fees to our non-employee directors for their participation in board and committee meetings held throughout the year. Directors who are also employees do not receive additional compensation for their service as directors. For the year ended December 31, 2014, our non-employee directors were paid $600 for each board meeting attended (including Bank board meetings). In addition, non-employee directors were paid $125 for each committee meeting attended (including Bank committee meetings) and $300 for each Bank loan committee meeting attended.

The following table is a summary of the compensation for each of our non-employee directors for the year ended December 31, 2014.

Director Compensation
Name	Fees Earned or Paid in Cash(1)($)	All Other Compensation(2)($)	Total($)
William K. Hood, Jr.	31,425	246	31,671
Glenda B. Glover	15,800	751	16,551
Marshall T. Reynolds	19,675	—	19,675
Edgar R. Smith	11,200	224	11,424

(1)	Includes fees paid by First Guaranty Bank, a wholly owned subsidiary of the Company.
(2)	Reimbursement for travel to Board meetings.

Code of Ethics and Business Conduct

We have adopted a Code of Conduct applicable to all directors, officers and employees, as well as a separate Code of Ethics for our senior financial officers. Our Code of Conduct and Code of Ethics are available on our website at www.fgb.net.

EXECUTIVE COMPENSATION

Summary Compensation Table. The table below summarizes the total compensation paid to, or earned by, Mr. Lewis, who serves as our Vice Chairman, President and Chief Executive Officer and Mr. Dosch, who serves as our Chief Financial Officer for the years ended December 31, 2014 and 2013. We refer to these individuals as “named executive officers.”

Summary Compensation Table
Name and Principal Position	Year	Salary($)	Bonus(1)($)	All Other Compensation(2)($)	Total($)
Alton B. Lewis, Jr.	2014	292,749	28,253	13,308	334,310
Vice Chairman, President and Chief Executive Officer	2013	282,500	25,115	10,896	318,511

Eric J. Dosch	2014	122,434	19,917	1,448	143,799
Chief Financial Officer	2013	116,703	17,625	1,582	135,910

(1)	Includes distributions under the company-wide annual bonus which equaled one week’s base salary, a discretionary cash bonus and a discretionary bonus payable in the form of the Company’s common stock, the value of which is equal to the fair market value of the common stock on the date of payment.
(2)	Includes employer matching contributions to the 401(k) plan in the amounts of $3,900 for Mr. Lewis and $337 for Mr. Dosch for the year ended December 31, 2014. Also includes premiums paid for excess group life insurance coverage for Mr. Lewis in the amount of $9,018 and for Mr. Dosch in the amount of $1,111 for the year ended December 31, 2014. Neither named executive officer received any perquisites or benefits, in the aggregate, that was equal to or greater than $10,000.

In 2014, our named executive officers received a combination of base salary, annual cash bonuses and stock bonuses, in addition to other benefits. The performance of the named executive officers in managing First Guaranty Bancshares and First Guaranty Bank, when considered in light of general economic, specific company, industry and competitive conditions, is the basis for determining their overall compensation.

The compensation committee determined the total compensation for each named executive officer for 2014. Compensation is paid based on the named executive officers’ individual and departmental performance, as well as our overall performance. In assessing our performance for compensation purposes, numerous factors were considered, including earnings during the past year relative to budget plans, asset growth, business plans for our future direction, and our safety and soundness. Compensation paid by other financial institutions in our geographic market area, with similar asset size, is also considered by the compensation committee. An assessment of each individual executive’s performance is based on the executive’s responsibilities and a determination of the named executive officer’s contribution to our performance and the accomplishment of our strategic goals.

We do not maintain any employment, change in control or other severance agreements or arrangements with our named executive officers.

Base Salary. Base salary is paid in order to provide each named executive officer with sufficient, regularly-paid income that is commensurate with his knowledge, skills and abilities necessary to execute his job duties and responsibilities. The base salaries for Messrs. Lewis and Dosch for 2014 were based on the above factors, including our current financial performance as measured by earnings, asset growth, and overall financial soundness. Additional considerations were their leadership in setting high standards for financial performance, motivating management and continued involvement in community affairs. In addition, in 2014, the compensation committee approved a base salary of $300,000 for Mr. Lewis due to prevailing market conditions and his significant contributions to the overall performance of the Company. In October 2014, the compensation committee approved a base salary of $126,240 for Mr. Dosch due to his individual performance and increased responsibilities during 2014.

Cash Bonuses. Bonuses are discretionary and are generally awarded to the named executive officers based on the extent to which we achieve annual performance objectives established by the compensation committee. Bonuses are determined by the committee following a year-end assessment of our financial performance. The performance criteria used by the committee to determine the bonuses are not established until the end of the year and are not necessarily communicated to the officers. Company performance objectives may include net income, return on average assets (“ROAA”) and return on average equity (“ROAE”) goals. ROAA measures management’s overall effectiveness at managing and investing the Company’s assets. ROAE measures the net after-tax return provided to the Company’s shareholders. Based on the foregoing, Messrs. Lewis and Dosch earned a cash bonus of $15,000 and $10,000, respectively, for the year ended December 31, 2014.

In addition, Messrs. Lewis and Dosch received a holiday bonus of $5,760 and $2,424, respectively, which represents one week of base pay. This holiday bonus was payable to all employees of the Bank.

Stock Bonuses. The Bank paid quarterly bonuses in the form of Company common stock to employees, including named executive officers, as a part of a broad-based employee bonus program. These bonus payments do not have a vesting requirement or any other restrictions and are expensed as awarded based on the fair value of the stock. The Company has historically purchased common stock in the open market to satisfy the awards. These bonus payments are typically issued based on employee performance, and are discretionary and are not governed under a stock plan. During the year ended December 31, 2014, Messrs. Lewis and Dosch each received 306 shares in the form of stock bonuses.

Benefit Plans

401(k) Plan. First Guaranty Bank has adopted the First Guaranty Bank Savings Plan (the “401(k) Plan”), which is a qualified, tax-exempt profit sharing plan with a “cash or deferred” feature that is tax-qualified under Section 401(k) of the Internal Revenue Code. All employees who have attained age 21 with one year of service are eligible to participate in the 401(k) Plan.

Participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash, in an amount up to 20% of their compensation to the 401(k) Plan, provided that the amount deferred does not exceed $18,000 for 2015. In addition, for participants who are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called “catch-up contributions”) to the 401(k) Plan. The “catch-up contributions” may be made regardless of any other limitations on the amount that a participant may defer to the 401(k) Plan. The maximum “catch-up contribution” that a participant can make in 2015 is $6,000. For these purposes, “compensation” includes total compensation (including salary reduction contributions made under the 401(k) Plan), but does not include compensation in excess of $265,000 for 2015. In addition, First Guaranty Bank makes a discretionary matching contribution to the 401(k) Plan that is determined by First Guaranty Bank. The discretionary contribution is allocated among the participants’ accounts on the basis of each participant’s annual elective deferral contributions to the 401(k) Plan.

A participant is always 100% vested in his or her salary deferral contributions. However, a participant will vest at a rate of 25% per year, beginning after the completion of two years of service, such that the participant will become 100% vested upon the completion of five years of service. The vested portion of a participant’s account under the 401(k) Plan, together with investment earnings thereon, is normally distributed following retirement, death, disability or other termination of employment, in the form of a single lump-sum payment. Our common stock is not offered as an investment option under the 401(k) Plan.

ESOP. First Guaranty Bank maintains the First Guaranty Bank Employee Stock Ownership Plan (the “ESOP”), which is a tax-qualified defined contribution plan designed to invest primarily in employer securities. In October 2010, the ESOP was frozen such that no additional contributions were made to the ESOP thereafter. As of June 30, 2015, the ESOP held 16,420 shares of our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of September 8, 2015, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of September 8, 2015. We do not have any stock options outstanding. The number of shares of common stock outstanding after this offering includes                      shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on 6,291,332 shares of common stock outstanding as of September 8, 2015, and                      shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed shareholder is: c/o First Guaranty Bancshares, Inc., 400 East Thomas Street, Hammond, Louisiana 70401. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned at September 8, 2015			Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number of Shares		Percent	Number of Shares	Percent, assuming no exercise of underwriters’ purchase option		Percent, assuming full exercise of underwriters’ purchase option
Directors:
William K. Hood(1)	895,536		14.2%			%		%
Glenda B. Glover	2,000		*		*		*
Alton B. Lewis, Jr.(2)	38,654		*		*		*
Marshall T. Reynolds(3)	1,504,017		23.9%			%		%
Edgar R. Smith III(4)	768,712		12.2%			%		%

Named Executive Officers:
Eric J. Dosch(5)	6,716		*		*		*

All directors and executive officers as a group (6 persons total)	2,489,716	(6)	39.6%	(6)		%		%

Beneficial Owners:
Douglas V. Reynolds(7) P.O. Box 4040 Huntington, WV 25720	338,011		5.4%			%		%

Smith & Hood Investments, LLC 501 South 1st Street Amite, LA 70422	725,919		11.5%

(Footnotes begin on the following page)

*	Indicates ownership of less than 1%.
(1)	Includes 43,098 shares owned by Hood Investments, LLC, 2,904 shares owned by Amite Mini Storage of which Mr. Hood is an affiliate, 4,108 shares owned by minors in which Mr. Hood is custodian, and 15,452 shares owned by WKH Management, Inc. as to which Mr. Hood exercises sole voting and investment power. Also includes 725,919 shares owned by Smith & Hood Investments, LLC of which Mr. Hood is President and Chairman.
(2)	Includes 15,457 shares held in IRA for the benefit of Mr. Lewis and 6,272 shares held jointly with his wife.
(3)	Includes 3,300 shares owned by Purple Cap, LLC, over which Mr. Reynolds has shared voting and investment power. Also includes 4,546 shares owned by Champion Leasing Corp., 5,166 shares owned by The Harrah & Reynolds Corporation, 17,040 shares owned by M. T. Reynolds Irrevocable Trust and 1,400 shares as custodian for his grandchildren, over all of which Mr. Reynolds has sole voting and investment power. Also includes 9,532 shares owned by Mr. Reynolds’s wife who exercises sole voting and investment powers over such shares. Does not include 105,200 shares beneficially owned by Mr. Reynolds’ son, Jack Reynolds, and 338,011 shares beneficially owned by Mr. Reynolds’ son, Douglas V. Reynolds. 1,478,755 shares are pledged as security for a loan.
(4)	Includes 41,739 shares owned by Big 4 Investments of which Mr. Smith is President and 725,919 shares owned by Smith & Hood Investments, LLC of which Mr. Smith is a co-owner.
(5)	Includes 250 shares owned by minors in which Mr. Dosch is custodian. Also includes 100 shares owned by Mr. Dosch’s spouse. 1,000 shares are pledged to secure a revolving line of credit with another financial institution.
(6)	Total number of shares includes only 725,919 shares with respect to the shares co-owned by Messrs. Hood and Smith through Smith & Hood Investments, LLC.
(7)	Mr. Douglas V. Reynolds is the son of Mr. Marshall T. Reynolds.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

We have adopted written policies to comply with regulatory requirements and restrictions applicable to us, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by First Guaranty Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders).

In connection with this offering, we intend to supplement our related party transaction policy in order to comply with all applicable requirements of the NASDAQ Stock Market rules concerning related party transactions. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, our audit committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the director’s, executive officer’s or related party’s interest in the transaction, the direct or indirect nature of the director’s, executive officer’s or related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer of the Company taking into account the size of the transaction and the financial position of the director, executive officer or related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other company policies.

Ordinary Banking Relationships

We have engaged, and expect to engage in the future, in banking transactions in the ordinary course of business with directors, officers, principal shareholders and their associates and/or immediate family members, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to us and that do not involve more than the normal risk of collectability or present other unfavorable features.

At June 30, 2015, the aggregate funded amount of extensions of credit to directors (of the Company and the Bank), executive officers, principal shareholders and their associates was $23.9 million or approximately 16.3 % of total equity. Unfunded commitments totaled $35.2 million.

Other Relationships

In addition to the above-described relationships, the following is a description of transactions since January 1, 2012, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

•	First Guaranty Bank paid approximately $200,000, $500,000 and $600,000 in 2014, 2013 and 2012, respectively, for printing services and supplies and office furniture and equipment to Champion Graphic Communications (or subsidiary companies of Champion Industries, Inc.), a company of which Marshall T. Reynolds, our Chairman, is Chairman, President and Chief Executive Officer and has a controlling interest.

•	First Guaranty Bank paid insurance expenses of $2.3 million, $2.4 million and $1.7 million in 2014, 2013, and 2012, respectively, for its participation in a multiple employer health plan. Mr. Reynolds has an ownership interest in several of the participating employers in the multiple employer health plan. First Guaranty Bank terminated the plan in 2014 and enrolled in a fully insured plan from a third party national provider of health insurance.

•	First Guaranty Bank paid travel expenses to Sabre Transportation, Inc. of $0, $49,000 and $180,000 for 2014, 2013 and 2012, respectively. These expenses include utilization of an aircraft, fuel, air crew and ramp fees for the travel of certain directors and executive officers. The Harrah and Reynolds Corporation, a company of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling ownership interest in Sabre Transportation, Inc.

DESCRIPTION OF CAPITAL STOCK

The rights of shareholders of First Guaranty Bancshares are governed by the Louisiana Business Corporation Law and the Articles of Incorporation and Bylaws of First Guaranty Bancshares. The following discussion is not intended to be a complete statement of the rights of shareholders.

General

The Articles of Incorporation of First Guaranty Bancshares authorize the issuance of 100,600,000 shares of common stock, $1.00 par value per share, and 100,000 shares of preferred stock, $1,000.00 par value per share. As of June 30, 2015, there were 6,291,332 shares of First Guaranty Bancshares’ common stock outstanding and 39,435 shares of Series C Preferred Stock outstanding. There are no options or other rights outstanding to acquire First Guaranty Bancshares’ shares. All of our issued and outstanding shares are fully paid and non-assessable.

Common Stock

Voting Rights. All voting rights are vested in the holders of our common stock, subject to the issuance of preferred stock with voting rights. Any issuance by our preferred stock with voting rights following the offering may affect the voting rights of the holders of common stock. Except as discussed below in “Restrictions on Acquisition of First Guaranty Bancshares,” each holder of common stock will be entitled to one vote per share. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Dividends. Holders of our common stock will be entitled to receive and share equally in such dividends as the board of directors of the Company may declare out of funds legally available for such payments. If the Company issues preferred stock following the offering, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. Louisiana law prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Liquidation or Dissolution. In the event of a liquidation or dissolution of First Guaranty Bancshares, holders of our common stock and any participating preferred stock will be entitled to receive, after payment or provision for payment of all of our debts and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, all of our assets available for distribution. If we issue preferred stock following the offering, holders of such stock may have a senior interest over holders of common stock in such a distribution.

No Preemptive or Redemption Rights. Holders of our common stock will not have any preemptive rights or redemption rights with respect to any shares of our capital stock that may be issued.

Preferred Stock

None of the shares of our authorized preferred stock will be issued as part of the offering. Under the Articles of Incorporation, our board of directors is authorized to issue preferred stock in series and to fix the powers, designations, preferences, or other rights of the shares of each such series and the qualifications, limitations, and restrictions thereof, without action by the shareholders. Preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights (including multiple voting rights and voting rights as a class), and may be convertible into shares of our common stock.

We previously issued 39,435 shares of Series C Preferred Stock to the U.S. Treasury in connection with our participation in the SBLF, for the purchase price of $39,435,000. All Series C Preferred Stock shares issued were outstanding at June 30, 2015.

Restrictions on Acquisition of First Guaranty Bancshares

The following is a general summary of the material provisions of our Articles of Incorporation and Bylaws and the Louisiana Business Corporation Law that may have an “anti-takeover effect.” Such provisions might discourage future takeover attempts by impeding efforts to acquire us or stock purchases in furtherance of such an acquisition.

Authorized Shares of Capital Stock. Our Articles of Incorporation authorizes the issuance of up to 100,600,000 shares of common stock and up to 100,000 shares of preferred stock. Shares of preferred stock with voting rights could be issued and would then represent an additional class of stock required to approve any proposed acquisition. This preferred stock, together with authorized but unissued shares of our common stock, could represent additional capital required to be purchased by an acquiror. Issuance of such additional shares may also dilute the voting interest of our shareholders.

Directors. The board of directors has the power to fill board vacancies, whether occurring by reason of an increase in the number of directors or by resignation, death, removal or otherwise, although the shareholders may fill vacancies at a special meeting called for that purpose before the board takes action. Our Bylaws provide that, in general, any shareholder desiring to make a nomination for the election of directors must submit written notice not less than 45 days or more than 90 days in advance of the meeting. The shareholders, by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote at an annual or special meeting of shareholders or by written consent of holders of a majority of shares outstanding, have the power to remove any and all directors at any time, with or without cause.

Actions by Shareholders. Our Bylaws provide that special meetings of the shareholders may be called only by the board of directors, the President, Chairman, Chief Executive Officer or the Secretary at the written request of the holders of at least one-fifth of all shares entitled to vote. The Bylaws provide that notice of shareholder proposals for new business to be considered at an annual meeting must be submitted, in general, not less than 30 or more than 90 days before the meeting.

Under the Louisiana Business Corporation law, any amendment of our Articles of Incorporation and any merger or other business combination that requires shareholder approval or statutory share exchange to which we are a party requires the approval of two-thirds of the shares present at a meeting of shareholders. In addition, the Louisiana Business Corporation Law also provides that if a proposed amendment to our Articles of Incorporation would adversely affect, within the meaning of the Louisiana Business Corporation Law, the shares of any class or series of our stock, then the amendment must also be approved by the holders of two-thirds of the shares of the class or series present at the meeting. In these cases, holders of more than one-third of the shares can defeat any such proposed action.

The board of directors may amend the Company’s Bylaws without shareholder approval.

State Anti-Takeover Laws. Sections 132 through 134 of the Louisiana Business Corporation Law (the “Fair Price Law”) prohibits us, unless certain conditions are met, from engaging in a business combination with an interested shareholder (a beneficial owner of 10% or more of our voting stock) or an affiliate of an interested shareholder if the rights of our outstanding shares would be altered or any of our outstanding shares would be converted or exchanged in the transaction. We could engage in such a business combination only if it is approved by our board of directors before the interested shareholder became an interested shareholder or if approved thereafter either by holders of at least two-thirds of our voting stock not beneficially owned by the interested shareholder or an affiliate or associate of the interested shareholder or by 80% of our total outstanding shares. In addition, we could proceed with the transaction without such enhanced shareholder approval if the transaction satisfies certain fair price requirements designed to assure that its shareholders receive consideration in the transaction not less than the highest price and the highest premium over market value paid for any shares by the interested shareholder in the two years preceding the announcement of the transaction or in the transaction in which it became an interested shareholder.

Our Articles of Incorporation provide that a control share acquisition of First Guaranty Bancshares will not be subject to the Louisiana Control Share Statute, L.S.A. R.S. 12:135 through 140.2.

Indemnification. Our Articles of Incorporation and Bylaws provide generally that we will indemnify and hold harmless, to the fullest extent permitted by Louisiana law, our directors and officers, as well as other persons who have served as directors, officers, fiduciaries or in other representative capacities, serving at our request in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Limitation of liability. Our Articles of Incorporation limit the personal liability of our directors in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director, with certain exceptions. Our Articles of Incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Listing

Shares of our common stock are quoted on OTC Pink Marketplace under the symbol “FGBI.” We intend to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol “FGBI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                                         .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, shares of our common stock have been quoted on the OTC Pink Marketplace under the symbol “FGBI.” Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock. Moreover, given that only a limited number of shares will be available-for-sale shortly after this offering because of existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could negatively affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of                      shares of our common stock outstanding. (or shares of our common stock if the underwriters exercise their option to purchase additional shares in full). Of these shares, the shares of our common stock to be sold in this offering (or                      shares of our common stock if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be subsequently acquired by any of our affiliates as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions provided by Rule 144.

Rule 144

In general, all shares of our common stock held by our “affiliates” may only be sold in the public market in compliance with Rule 144 under the Securities Act. An “affiliate” under 144 is any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer of the securities such person holds. Our directors, executive officers, 10% shareholders and certain other persons are generally considered to be our “affiliates.” Upon completion of the offering, we expect that our affiliates will hold approximately         % of our outstanding common stock (or         % of our common stock if the underwriters exercise their option to purchase additional shares in full).

Under Rule 144, a person (or group of persons whose shares are aggregated) who is deemed to be our affiliate may sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (assuming the underwriters do not exercise their option to purchase additional shares); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

Lock-Up Agreements

We, our executive officers, directors, and our controlling shareholders, who will own in the aggregate approximately shares of our common stock after the offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. For additional information, see the “Underwriting—Lock-Up Agreements” section on page 99 of this prospectus. As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we and Sandler O’Neill & Partners, L.P., as representative for the underwriters named below, will enter into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have agreed to sell, the number of shares of our common stock indicated in the following table:

Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.
Total

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the listing of our common stock on the NASDAQ Global Market.

Commission and Discounts

Shares of our common stock sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price. If all of the shares of our common stock are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase an additional shares, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us (before expenses)

We estimate the expenses of this offering, not including the underwriting discounts, to be $         million and are payable by us. We have agreed to reimburse the underwriters up to $         for certain of their out-of-pocket expenses, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. In accordance with FINRA Rule 5110, these reimbursed expenses and fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to                      additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Lock-Up Agreements

We, our executive officers and directors and our controlling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative, subject to limited exceptions:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement in connection therewith under the Securities Act; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. The representatives may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements.

Pricing of the Offering

Prior to this offering, shares of our common stock have been quoted on the OTC Pink Marketplace under the symbol “FGBI.”

Exchange Quotation

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “FGBI.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may, but are not obligated to, engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Our Relationship with the Underwriters

From time to time, certain of the underwriters and their respective affiliates provide investment banking services to us in the ordinary course of their respective businesses. These underwriters and their affiliates may receive customary compensation and expense reimbursement for such services.

Directed Share Program

No shares of common stock offered by this prospectus have been reserved for sale to our directors, officers, employees and related persons.

LEGAL MATTERS

The validity of our common stock offered pursuant to this prospectus will be passed upon for us by Luse Gorman, PC, Washington, D.C. Certain legal matters related to the offering will be passed upon for the underwriters by Day Pitney LLP, Parsippany, New Jersey.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2014 and December 31, 2013 and for the three years ended December 31, 2014 appearing in this prospectus and registration statement have been audited by Castaing, Hussey & Lolan, LLC, New Iberia, Louisiana, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can obtain a copy of the registration statement and its exhibits from the SEC at the address listed below or from the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. In addition, we maintain a website that contains information about us at http://www.fgb.net. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, except share data)	June 30, 2015	December 31, 2014
Assets
Cash and Cash Equivalents:
Cash and due from banks	$16,939	$44,365
Federal funds sold	340	210

Cash and Cash Equivalents	17,279	44,575
Interest-earning time deposits with banks	3,747	10,247
Investment Securities:
Available for sale, at fair value	464,083	499,808
Held to maturity, at cost (estimated fair value of $182,935 and $139,688, respectively)	185,160	141,795

Investment Securities	649,243	641,603
Federal Home Loan Bank stock, at cost	1,468	1,621

Loans, net of unearned income	810,376	790,321
Less: allowance for loan losses	9,505	9,105

Net Loans	800,871	781,216
Premises and equipment, net	20,181	19,211
Goodwill	1,999	1,999
Intangible assets, net	1,562	1,733
Other real estate, net	2,482	2,198
Accrued interest receivable	7,208	6,384
Other assets	6,673	8,089

Total Assets	$1,512,713	$1,518,876

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$207,742	$207,969
Interest-bearing demand	418,662	432,294
Savings	77,354	74,550
Time	643,540	657,026

Total Deposits	1,347,298	1,371,839
Short-term borrowings	13,800	1,800
Accrued interest payable	1,997	1,997
Long-term borrowings	1,155	1,455
Other liabilities	2,711	2,202

Total Liabilities	1,366,961	1,379,293

Shareholders’ Equity
Preferred Stock:
Series C - $1,000 par value – authorized 39,435 shares; issued and outstanding 39,435	39,435	39,435
Common Stock:
$1 par value - authorized 100,600,000 shares, issued 6,291,332 and 6,294,227 shares	6,291	6,294
Surplus	39,387	39,387
Treasury stock, at cost, 0 and 2,895 shares	—	(54)
Retained earnings	59,275	54,280
Accumulated other comprehensive income	1,364	241

Total Shareholders’ Equity	145,752	139,583

Total Liabilities and Shareholders’ Equity	$1,512,713	$1,518,876

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	Six Months Ended June 30,
(in thousands, except share data)	2015	2014
Interest Income:
Loans (including fees)	$21,129	$19,485
Deposits with other banks	42	81
Securities (including FHLB stock)	6,943	6,624

Total Interest Income	28,114	26,190
Interest Expense:
Demand deposits	704	683
Savings deposits	17	16
Time deposits	3,641	3,925
Borrowings	70	58

Total Interest Expense	4,432	4,682
Net Interest Income	23,682	21,508
Less: Provision for loan losses	1,010	657

Net Interest Income after Provision for Loan Losses	22,672	20,851
Noninterest Income:
Service charges, commissions and fees	1,328	1,331
ATM and debit card fees	887	821
Net gains on securities	939	209
Net gains (loss) on sale of loans	4	(7)
Other	702	762

Total Noninterest Income	3,860	3,116
Noninterest Expense:
Salaries and employee benefits	7,905	7,784
Occupancy and equipment expense	1,969	2,002
Other	5,739	5,940

Total Noninterest Expense	15,613	15,726
Income Before Income Taxes	10,919	8,241
Less: Provision for Income Taxes	3,663	2,786

Net Income	7,256	5,455
Preferred stock dividends	(197)	(197)

Income Available to Common Shareholders	$7,059	$5,258

Per Common Share:
Earnings	$1.12	$0.84
Cash dividends paid	$0.32	$0.32
Weighted Average Common Shares Outstanding	6,291,332	6,291,332

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

	Six Months Ended June 30,
(in thousands)	2015	2014
Net Income:	$7,256	$5,455
Other Comprehensive Income:
Unrealized Gain on Securities:
Unrealized holding gains arising during the period	2,640	13,203
Reclassification adjustments for gains included in net income	(939)	(209)

Change in Unrealized Gain on Securities	1,701	12,994
Tax impact	(578)	(4,418)

Other Comprehensive Income	1,123	8,576

Comprehensive Income	$8,379	$14,031

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

(in thousands, except share data)	Series C Preferred Stock $1000 Par	Common Stock $1 Par	Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2013	$39,435	$6,294	$39,387	$(54)	$47,477	$(9,134)	$123,405
Net income	—	—	—	—	5,455	—	5,455
Other comprehensive income	—	—	—	—	—	8,576	8,576
Cash dividends on common stock ($0.32 per share)	—	—	—	—	(2,013)	—	(2,013)
Preferred stock dividends	—	—	—	—	(197)	—	(197)

Balance June 30, 2014 (unaudited)	$39,435	$6,294	$39,387	$(54)	$50,722	$(558)	$135,226

Balance December 31, 2014	$39,435	$6,294	$39,387	$(54)	$54,280	$241	$139,583
Net income	—	—	—	—	7,256	—	7,256
Reclassification of treasury stock under the LBCA (1)		(3)		54	(51)	—	—
Other comprehensive income	—	—	—	—	—	1,123	1,123
Cash dividends on common stock ($0.32 per share)	—	—	—	—	(2,013)	—	(2,013)
Preferred stock dividends	—	—	—	—	(197)	—	(197)

Balance June 30, 2015 (unaudited)	$39,435	$6,291	$39,387	$—	$59,275	$1,364	$145,752

See Notes to Consolidated Financial Statements

(1)	Effective January 1, 2015, companies incorporated under Louisiana law became subject to the Louisiana Business Corporation Act (which replaced the Louisiana Business Corporation Law). Provisions of the Louisiana Business Corporation Act eliminate the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares. As a result of this change in law, shares previously classified as treasury stock were reclassified as a reduction to issued shares of common stock in the consolidated financial statements as of June 30, 2015, reducing the stated value of common stock and retained earnings.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six Months Ended June 30,
(in thousands)	2015	2014
Cash Flows From Operating Activities:
Net Income	$7,256	$5,455
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for loan losses	1,010	657
Depreciation and amortization	1,031	1,086
Amortization/Accretion of investments	1,099	983
Gain on sale/call of securities	(939)	(209)
Gain on sale of assets	(10)	(10)
ORE write downs and loss on disposition	137	469
FHLB stock dividends	(2)	(2)
Net decrease in loans held for sale	—	8
Change in other assets and liabilities, net	(997)	1,133

Net Cash Provided By Operating Activities	8,585	9,570

Cash Flows From Investing Activities:
Funds invested in certificates of deposit	—	(7,250)
Proceeds from maturities and calls of certificates of deposit	6,500	—
Proceeds from maturities and calls of HTM securities	8,366	5,141
Proceeds from maturities, calls and sales of AFS securities	371,267	438,922
Funds Invested in AFS securities	(384,235)	(471,466)
Proceeds from sale/redemption of Federal Home Loan Bank stock	1,868	1,248
Funds invested in Federal Home Loan Bank stock	(1,713)	—
Net increase in loans	(21,160)	(36,323)
Purchases of premises and equipment	(1,801)	(1,608)
Proceeds from sales of premises and equipment	4	52
Proceeds from sales of other real estate owned	74	2,700

Net Cash (Used in) Provided By Investing Activities	(20,830)	(68,584)

Cash Flows from Financing Activities:
Net (decrease) increase in deposits	(24,541)	24,982
Net increase (decrease) in federal funds purchased and short-term borrowings	12,000	(3,988)
Proceeds from long-term borrowings	—	1,555
Repayment of long-term borrowings	(300)	(300)
Dividends paid	(2,210)	(2,210)

Net Cash (Used In) Provided By Financing Activities	(15,051)	20,039

Net Decrease In Cash and Cash Equivalents	(27,296)	(38,975)
Cash and Cash Equivalents at the Beginning of the Period	44,575	61,484

Cash and Cash Equivalents at the End of the Period	$17,279	$22,509

Noncash Activities:
Loans transferred to foreclosed assets	$495	$672
Cash Paid During the Period:
Interest on deposits and borrowed funds	$4,432	$4,765
Income taxes	$4,300	$2,800

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. The consolidated financial statements and the footnotes of First Guaranty Bancshares, Inc. (“First Guaranty” or the “Company”) thereto should be read in conjunction with the audited financial statements and note disclosures for First Guaranty previously filed with the Securities and Exchange Commission in First Guaranty’s Annual Report filed on Form 10-K for the year ended December 31, 2014.

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc. and its wholly owned subsidiary First Guaranty Bank (the “Bank”). All significant intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary for a fair presentation of the consolidated financial statements. Those adjustments are of a normal recurring nature. The results of operations at June 30, 2105 and for the three and six month periods ended June 30, 2015 and 2014 are not necessarily indicative of the results expected for the full year or any other interim period. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments.

Note 2. Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.” The amendments in this guidance require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

This guidance is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. This guidance must be adopted retrospectively, wherein the balance sheet of each period presented should be adjusted to reflect the new guidance. The adoption of this guidance is not expected to have a material impact upon First Guaranty’s financial statements.

Note 3. Securities

A summary comparison of securities by type at June 30, 2015 and December 31, 2014 is shown below.

	June 30, 2015
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. Treasuries	$—	$—	$—	$—
U.S. Government Agencies	281,825	64	(2,077)	279,812
Corporate debt securities	128,779	3,803	(1,507)	131,075
Mutual funds or other equity securities	1,828	2,125	—	3,953
Municipal bonds	49,461	277	(495)	49,243

Total Available-for-Sale Securities	$461,893	$6,269	$(4,079)	$464,083

Held to Maturity:
U.S. Government Agencies	$131,329	$—	$(1,708)	$129,621
Mortgage-backed securities	53,831	26	(543)	53,314

Total Held to Maturity Securities	$185,160	$26	$(2,251)	$182,935

	December 31, 2014
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. Treasuries	$36,000	$—	$—	$36,000
U.S. Government Agencies	295,620	30	(4,155)	291,495
Corporate debt securities	126,654	4,415	(1,006)	130,063
Mutual funds or other equity securities	570	4	—	574
Municipal bonds	40,599	1,077	—	41,676

Total Available-for-Sale Securities	$499,443	$5,526	$(5,161)	$499,808

Held to Maturity:
U.S. Government Agencies	$84,479	$—	$(1,950)	$82,529
Mortgage-backed securities	57,316	57	(214)	57,159

Total Held to Maturity Securities	$141,795	$57	$(2,164)	$139,688

The scheduled maturities of securities at June 30, 2015 and December 31, 2014, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayments. Mortgage-backed securities are not due at a single maturity because of amortization and potential prepayment of the underlying mortgages. For this reason they are presented separately in the maturity table below.

	June 30, 2015		December 31, 2014
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-Sale:
Due in one year or less	$21,333	$21,482	$71,547	$71,665
Due after one year through five years	288,752	289,470	219,470	219,785
Due after five years through 10 years	98,643	98,401	158,076	157,531
Over 10 years	53,165	54,730	50,350	50,827

Total Available-for-Sale Securities	$461,893	$464,083	$499,443	$499,808

Held to Maturity:
Due in one year or less	$—	$—	$—	$—
Due after one year through five years	36,976	36,760	24,999	24,609
Due after five years through 10 years	94,353	92,861	59,480	57,920
Over 10 years	—	—	—	—

Subtotal	131,329	129,621	84,479	82,529
Mortgage-backed Securities	53,831	53,314	57,316	57,159

Total Held to Maturity Securities	$185,160	$182,935	$141,795	$139,688

At June 30, 2015 $508.8 million of the First Guaranty’s securities were pledged to secure public fund deposits and borrowings. The pledged securities had a market value of $506.6 million as of June 30, 2015.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at June 30, 2015.

	At June 30, 2015
	Less than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available-for-Sale:
U.S. Treasuries	—	$—	$—	—	$—	$—	—	$—	$—
U.S. Government Agencies	45	118,120	(825)	23	90,889	(1,252)	68	209,009	(2,077)
Corporate debt securities	84	28,961	(821)	30	10,118	(686)	114	39,079	(1,507)
Mutual funds or other equity securities	—	—	—	—	—	—	—	—	—
Municipal bonds	21	22,050	(495)	—	—	—	21	22,050	(495)

Total Available-for-Sale Securities	150	$169,131	$(2,141)	53	$101,007	$(1,938)	203	$270,138	$(4,079)

Held to Maturity:
U.S. Government Agencies	23	$105,966	$(1,192)	7	$23,655	$(516)	30	$129,621	$(1,708)
Mortgage-backed securities	24	45,158	(543)	—	—	—	24	45,158	(543)

Total Held to Maturity Securities	47	$151,124	$(1,735)	7	$23,655	$(516)	54	$174,779	$(2,251)

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2014.

	At December 31, 2014
	Less than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available-for-Sale:
U.S. Treasuries	4	$24,000	$—	—	$—	$—	4	$24,000	$—
U.S. Government Agencies	4	43,983	(17)	66	232,482	(4,138)	70	276,465	(4,155)
Corporate debt securities	37	15,395	(238)	50	15,397	(768)	87	30,792	(1,006)
Mutual funds or other equity securities	—	—	—	—	—	—	—	—	—

Total Available-for-Sale Securities	45	$83,378	$(255)	116	$247,879	$(4,906)	161	$331,257	$(5,161)

Held to Maturity:
U.S. Government Agencies	1	$4,993	$(7)	19	$77,536	$(1,943)	20	$82,529	$(1,950)
Mortgage-backed securities	7	12,008	(13)	12	29,415	(201)	19	41,423	(214)

Total Held to Maturity Securities	8	$17,001	$(20)	31	$106,951	$(2,144)	39	$123,952	$(2,164)

Securities are evaluated for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of First Guaranty to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The amount of investment securities issued by U.S. Government and Government sponsored agencies with unrealized losses and the amount of unrealized losses on those investment securities are the result of changes in market interest rates. First Guaranty has the ability and intent to hold these securities in its current portfolio until recovery, which may be until maturity.

The corporate debt securities consist primarily of corporate bonds issued by financial, insurance, utility, manufacturing, industrial, consumer products and oil and gas organizations. First Guaranty believes that each of the issuers will be able to fulfill the obligations of these securities based on evaluations described above. First Guaranty has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

At June 30, 2015, First Guaranty believes that the securities with unrealized losses reflect impairment that is temporary and there are no securities with other-than-temporary impairment.

At June 30, 2015, First Guaranty’s exposure to bond issuers that exceeded 10% of shareholders’ equity is below:

	At June 30, 2015
(in thousands)	Amortized Cost	Fair Value
Federal Home Loan Bank (FHLB)	$143,013	$141,427
Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC)	66,564	65,927
Federal National Mortgage Association (Fannie Mae-FNMA)	124,258	123,211
Federal Farm Credit Bank (FFCB)	133,150	132,182

Total	$466,985	$462,747

Note 4. Loans

The following table summarizes the components of First Guaranty’s loan portfolio as of June 30, 2015 and December 31, 2014:

	June 30, 2015		December 31, 2014
(in thousands except for %)	Balance	As % of Category	Balance	As % of Category
Real Estate:
Construction & land development	$54,847	6.8%	$52,094	6.6%
Farmland	14,997	1.8%	13,539	1.7%
1-4 Family	127,844	15.7%	118,181	14.9%
Multifamily	14,235	1.8%	14,323	1.8%
Non-farm non-residential	310,604	38.2%	328,400	41.5%

Total Real Estate	522,527	64.3%	526,537	66.5%

Non-Real Estate:
Agricultural	27,939	3.5%	26,278	3.3%
Commercial and industrial	220,379	27.1%	196,339	24.8%
Consumer and other	41,448	5.1%	42,991	5.4%

Total Non-Real Estate	289,766	35.7%	265,608	33.5%

Total Loans Before Unearned Income	812,293	100.0%	792,145	100.0%

Unearned income	(1,917)		(1,824)

Total Loans Net of Unearned Income	$810,376		$790,321

The following table summarizes fixed and floating rate loans by contractual maturity, excluding nonaccrual loans, as of June 30, 2015 and December 31, 2014 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

	June 30, 2015
(in thousands)	Fixed	Floating	Total
One year or less	$94,635	$65,980	$160,615
One to five years	281,662	228,096	509,758
Five to 15 years	52,902	36,229	89,131
Over 15 years	32,901	9,159	42,060

Subtotal	$462,100	$339,464	801,564

Nonaccrual loans			10,729

Total Loans Before Unearned Income			812,293
Unearned income			(1,917)

Total Loans Net of Unearned Income			$810,376

	December 31, 2014
(in thousands)	Fixed	Floating	Total
One year or less	$88,686	$72,250	$160,936
One to five years	253,306	225,655	478,961
Five to 15 years	67,012	39,634	106,646
Over 15 years	25,304	8,104	33,408

Subtotal	$434,308	$345,643	779,951

Nonaccrual loans			12,194

Total Loans Before Unearned Income			792,145
Unearned income			(1,824)

Total Loans Net of Unearned Income			$790,321

As of June 30, 2015 $188.8 million of floating rate loans were at their interest rate floor. At December 31, 2014 $195.7 million of floating rate loans were at the floor rate. Nonaccrual loans have been excluded from these totals.

The following tables present the age analysis of past due loans at June 30, 2015 and December 31, 2014:

	As of June 30, 2015
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$301	$287	$588	$54,259	$54,847	$—
Farmland	—	165	165	14,832	14,997	—
1-4 Family	2,267	5,627	7,894	119,950	127,844	374
Multifamily	—	4,325	4,325	9,910	14,235	2,987
Non-farm non-residential	3,690	1,182	4,872	305,732	310,604	—

Total Real Estate	6,258	11,586	17,844	504,683	522,527	3,361

Non-Real Estate:
Agricultural	—	721	721	27,218	27,939	—
Commercial and industrial	96	1,777	1,873	218,506	220,379	—
Consumer and other	90	6	96	41,352	41,448	—

Total Non-Real Estate	186	2,504	2,690	287,076	289,766	—

Total Loans Before Unearned Income	$6,444	$14,090	$20,534	$791,759	812,293	$3,361

Unearned income					(1,917)

Total Loans Net of Unearned Income					$810,376

	As of December 31, 2014
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$338	$486	$824	$51,270	$52,094	$—
Farmland	10	153	163	13,376	13,539	—
1-4 Family	2,924	4,418	7,342	110,839	118,181	599
Multifamily	2,990	—	2,990	11,333	14,323	—
Non-farm non-residential	1,509	4,993	6,502	321,898	328,400	—

Total Real Estate	7,771	10,050	17,821	508,716	526,537	599

Non-Real Estate:
Agricultural	—	832	832	25,446	26,278	—
Commercial and industrial	1,241	1,907	3,148	193,191	196,339	—
Consumer and other	105	4	109	42,882	42,991	—

Total Non-Real Estate	1,346	2,743	4,089	261,519	265,608	—

Total Loans Before Unearned Income	$9,117	$12,793	$21,910	$770,235	792,145	$599

Unearned income					(1,824)

Total Loans Net of Unearned Income					$790,321

The tables above include $10.7 million and $12.2 million of nonaccrual loans at June 30, 2015 and December 31, 2014, respectively. See the tables below for more detail on nonaccrual loans.

The following is a summary of nonaccrual loans by class at the date indicated:

(in thousands)	As of June 30, 2015	As of December 31, 2014
Real Estate:
Construction & land development	$287	$486
Farmland	165	153
1-4 Family	5,253	3,819
Multifamily	1,338	—
Non-farm non-residential	1,182	4,993

Total Real Estate	8,225	9,451

Non-Real Estate:
Agricultural	721	832
Commercial and industrial	1,777	1,907
Consumer and other	6	4

Total Non-Real Estate	2,504	2,743

Total Nonaccrual Loans	$10,729	$12,194

The following table identifies the credit exposure of the loan portfolio by specific credit ratings as of the dates indicated:

	As of June 30, 2015
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$49,662	$3,357	$1,828	$—	$54,847
Farmland	14,832	19	146	—	14,997
1-4 Family	114,842	5,625	7,377	—	127,844
Multifamily	4,047	5,863	4,325	—	14,235
Non-farm non-residential	280,770	12,888	16,946	—	310,604

Total Real Estate	464,153	27,752	30,622	—	522,527

Non-Real Estate:
Agricultural	24,866	6	3,067	—	27,939
Commercial and industrial	210,196	8,405	1,778	—	220,379
Consumer and other	41,163	247	38	—	41,448

Total Non-Real Estate	276,225	8,658	4,883	—	289,766

Total Loans Before Unearned Income	$740,378	$36,410	$35,505	$—	812,293

Unearned Income					(1,917)

Total Loans Net of Unearned Income					$810,376

	As of December 31, 2014
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$46,451	$559	$5,084	$—	$52,094
Farmland	13,299	87	153	—	13,539
1-4 Family	103,582	6,113	8,486	—	118,181
Multifamily	3,581	6,414	4,328	—	14,323
Non-farm non-residential	300,319	6,788	21,293	—	328,400

Total Real Estate	467,232	19,961	39,344	—	526,537

Non-Real Estate:
Agricultural	22,789	7	3,482	—	26,278
Commercial and industrial	185,839	8,611	1,889	—	196,339
Consumer and other	42,831	123	37	—	42,991

Total Non-Real Estate	251,459	8,741	5,408	—	265,608

Total Loans Before Unearned Income	$718,691	$28,702	$44,752	$—	792,145

Unearned Income					(1,824)

Total Loans Net of Unearned Income					$790,321

Note 5. Allowance for Loan Losses

A summary of changes in the allowance for loan losses, by portfolio type, for the six months ended June 30, 2015 and 2014 are as follows:

	For the Year Ended June 30, 2015
(in thousands)	Beginning Allowance (12/31/14)	Charge- offs	Recoveries	Provision	Ending Allowance (6/30/15)
Real Estate:
Construction & land development	$702	$(97)	$3	$281	$889
Farmland	21	—	—	(15)	6
1-4 Family	2,131	(159)	57	447	2,476
Multifamily	813	—	20	(1)	832
Non-farm non-residential	2,713	(28)	4	(320)	2,369

Total Real Estate	6,380	(284)	84	392	6,572

Non-Real Estate:
Agricultural	293	(336)	2	68	27
Commercial and industrial	1,797	(18)	9	427	2,215
Consumer and other	371	(145)	78	136	440
Unallocated	264	—	—	(13)	251

Total Non-Real Estate	2,725	(499)	89	618	2,933

Total	$9,105	$(783)	$173	$1,010	$9,505

	For the Year Ended June 30, 2014
(in thousands)	Beginning Allowance (12/31/13)	Charge- offs	Recoveries	Provision	Ending Allowance (6/30/14)
Real Estate:
Construction & land development	$1,530	$(1,032)	$2	$(59)	$441
Farmland	17	—	—	3	20
1-4 Family	1,974	(182)	38	(254)	1,576
Multifamily	376	—	28	20	424
Non-farm non-residential	3,607	(1,264)	8	921	3,272

Total Real Estate	7,504	(2,478)	76	631	5,733

Non-Real Estate:
Agricultural	46	(2)	1	(7)	38
Commercial and industrial	2,176	(149)	10	(186)	1,851
Consumer and other	208	(157)	102	35	188
Unallocated	421	—	—	184	605

Total Non-Real Estate	2,851	(308)	113	26	2,682

Total	$10,355	$(2,786)	$189	$657	$8,415

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is an allocation of the loan loss reserve from one category to another.

A summary of the allowance and loans individually and collectively evaluated for impairment are as follows:

	As of June 30, 2015
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$222	$667	$889	$823	$54,024	$54,847
Farmland	—	6	6	—	14,997	14,997
1-4 Family	699	1,777	2,476	3,133	124,711	127,844
Multifamily	518	314	832	7,201	7,034	14,235
Non-farm non-residential	706	1,663	2,369	12,392	298,212	310,604

Total Real Estate	2,145	4,427	6,572	23,549	498,978	522,527

Non-Real Estate:
Agricultural	—	27	27	2,346	25,593	27,939
Commercial and industrial	—	2,215	2,215	1,645	218,734	220,379
Consumer and other	—	440	440	—	41,448	41,448
Unallocated	—	251	251	—	—	—

Total Non-Real Estate	—	2,933	2,933	3,991	285,775	289,766

Total	$2,145	$7,360	$9,505	$27,540	$784,753	812,293

Unearned income						(1,917)

Total Loans Net of Unearned Income						$810,376

	As of December 31, 2014
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$126	$576	$702	$4,150	$47,944	$52,094
Farmland	—	21	21	—	13,539	13,539
1-4 Family	598	1,533	2,131	3,420	114,761	118,181
Multifamily	437	376	813	7,201	7,122	14,323
Non-farm non-residential	468	2,245	2,713	16,287	312,113	328,400

Total Real Estate	1,629	4,751	6,380	31,058	495,479	526,537

Non-Real Estate:
Agricultural	262	31	293	2,650	23,628	26,278
Commercial and industrial	19	1,778	1,797	1,664	194,675	196,339
Consumer and other	—	371	371	—	42,991	42,991
Unallocated	—	264	264	—	—	—

Total Non-Real Estate	281	2,444	2,725	4,314	261,294	265,608

Total	$1,910	$7,195	$9,105	$35,372	$756,773	792,145

Unearned income						(1,824)

Total Loans Net of Unearned Income						$790,321

A loan is considered impaired when, based on current information and events, it is probable that First Guaranty will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Payment status, collateral value and the probability of collecting scheduled principal and interest payments when due are considered in evaluating loan impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

The significance of payment delays and payment shortfalls are considered on a case-by-case basis; all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed are factors considered. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. This process is applied to impaired loan relationships in excess of $250,000.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The following is a summary of impaired loans by class as of the date indicated:

	As of June 30, 2015
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$—	$—	$—	$—	$—	$—
Farmland	—	—	—	—	—	—
1-4 Family	606	885	—	885	25	28
Multifamily	—	—	—	—	—	—
Non-farm non-residential	3,673	4,129	—	4,128	82	83

Total Real Estate	4,279	5,014	—	5,013	107	111

Non-Real Estate:
Agricultural	2,346	2,681	—	2,326	70	90
Commercial and industrial	1,645	1,854	—	1,854	40	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	3,991	4,535	—	4,180	110	90

Total Impaired Loans with No Related Allowance	8,270	9,549	—	9,193	217	201

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	823	823	222	828	19	25
Farmland	—	—	—	—	—	—
1-4 Family	2,527	2,551	699	2,527	65	29
Multifamily	1,338	1,338	483	1,337	40	45
Non-farm non-residential	8,719	8,719	706	8,790	219	203

Total Real Estate	13,407	13,431	2,110	13,482	343	302

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—
Total Impaired Loans with an Allowance Recorded	13,407	13,431	2,110	13,482	343	302

Total Impaired Loans	$21,677	$22,980	$2,110	$22,675	$560	$503

The following is a summary of impaired loans by class as of the date indicated:

	As of December 31, 2014
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$3,308	$4,359	$—	$3,479	$217	$224
Farmland	—	—	—	—	—	—
1-4 Family	1,368	1,656	—	397	72	43
Multifamily	—	—	—	148	31	34
Non-farm non-residential	7,439	9,008	—	8,694	422	275

Total Real Estate	12,115	15,023	—	12,718	742	576

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—

Total Impaired Loans with No Related Allowance	12,115	15,023	—	12,718	742	576

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	842	842	126	829	48	43
Farmland	—	—	—	—	—	—
1-4 Family	2,052	2,068	598	2,062	97	87
Multifamily	1,338	1,337	398	1,340	60	55
Non-farm non-residential	8,848	8,913	468	8,948	317	327

Total Real Estate	13,080	13,160	1,590	13,179	522	512

Non-Real Estate:
Agricultural	2,650	2,650	262	—	—	—
Commercial and industrial	1,664	1,854	19	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	4,314	4,504	281	—	—	—

Total Impaired Loans with an Allowance Recorded	17,394	17,664	1,871	13,179	522	512

Total Impaired Loans	$29,509	$32,687	$1,871	$25,897	$1,264	$1,088

Troubled Debt Restructurings

A troubled debt restructuring (“TDR”) is considered such if the lender for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. The modifications to First Guaranty’s TDRs were concessions on the interest rate charged. The effect of the modifications to First Guaranty was a reduction in interest income. These loans have an allocated reserve in First Guaranty’s allowance for loan losses. First Guaranty has not restructured any loans that are considered troubled debt restructurings in the six months ended June 30, 2015.

The following table identifies the Troubled Debt Restructurings as of June 30, 2015 and December 31, 2014:

	June 30, 2015
	Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$—	$—	$—	$—
Farmland	—	—	—	—
1-4 Family	—	—	1,745	1,745
Multifamily	—	—	—	—
Non-farm non-residential	3,443	—	230	3,673

Total Real Estate	3,443	—	1,975	5,418

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$3,443	$—	$1,975	$5,418

	December 31, 2014
	Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$—	$—	$—	$—
Farmland	—	—	—	—
1-4 Family	—	1,752	—	1,752
Multifamily	—	—	—	—
Non-farm non-residential	2,998	452	230	3,680

Total Real Estate	2,998	2,204	230	5,432

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$2,998	$2,204	$230	$5,432

The following table discloses TDR activity for the six months ended June 30, 2015.

	Troubled Debt Restructured Loans Activity Six Months Ended June 30, 2015
(in thousands)	Beginning Balance (12/31/14)	New TDRs	Charge-offs post- modification	Transferred to ORE	Paydowns	Construction to permanent financing	Restructured to market terms	Ending balance (6/30/15)
Real Estate:
Construction & land development	$—	$—	$—	$—	$—	$—	$—	$—
Farmland	—	—	—	—	—	—	—	—
1-4 Family	1,752	—	—	—	(7)	—	—	1,745
Multifamily	—	—	—	—	—	—	—	—
Non-farm non-residential	3,680	—	—	—	(7)	—	—	3,673

Total Real Estate	5,432	—	—	—	(14)	—	—	5,418

Non-Real Estate:
Agricultural	—	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—	—	—

Total Impaired Loans with No Related Allowance	$5,432	$—	$—	$—	$(14)	$—	$—	$5,418

There were no commitments to lend additional funds to debtors whose terms have been modified in a troubled debt restructuring at June 30, 2015.

During the previous twelve months ended June 30, 2015, one troubled debt restructured lending relationship of $1.7 million secured by one-to-four family real estate subsequently defaulted.

Note 6. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets continue to be amortized over their useful lives. First Guaranty’s goodwill is the difference in purchase price over the fair value of net assets acquired from its acquisition of Homestead Bancorp in 2007. Goodwill totaled $2.0 million at June 30, 2015 and December 31, 2014. No impairment charges have been recognized on First Guaranty’s intangible assets. Mortgage servicing rights were relatively unchanged totaling $0.1 million at June 30, 2015 and December 31, 2014. Other intangible assets recorded include core deposit intangibles, which are subject to amortization. The weighted-average amortization period remaining for First Guaranty’s core deposit intangibles is 4.9 years at June 30, 2015. The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions.

Note 7. Other Real Estate (ORE)

Other real estate owned consists of the following at the dates indicated:

(in thousands)	June 30, 2015	December 31, 2014
Real Estate Owned Acquired by Foreclosure:
Residential	$1,227	$1,121
Construction and land development	106	127
Non-farm non-residential	1,149	950

Total Other Real Estate Owned and Foreclosed Property	$2,482	$2,198

Loans secured by one-to-four family residential properties in the process of foreclosure totaled $0.5 million as of June 30, 2015.

Note 8. Commitments and Contingencies

Off-balance sheet commitments

First Guaranty is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at June 30, 2015 and December 31, 2014:

(in thousands)	June 30, 2015	December 31, 2014
Contract Amount
Commitments to Extend Credit	$83,826	$59,675
Unfunded Commitments under lines of credit	$112,689	$111,247
Commercial and Standby letters of credit	$6,954	$7,743

Litigation

The nature of First Guaranty’s business ordinarily results in a certain amount of claims, litigation and legal and administrative cases, all of which are considered incidental to the normal conduct of business. When First Guaranty determines it has defenses to the claims asserted, it defends itself. First Guaranty will consider settlement of cases when it is in the best interests of both First Guaranty and its shareholders.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available as of June 30, 2015, any incremental liability arising from First Guaranty’s legal proceedings will not have a material adverse effect on First Guaranty’s financial position.

Note 9. Accumulated Other Comprehensive Income

The following table details the changes in the single component of accumulated other comprehensive income for the six months ended June 30, 2015:

(in thousands)	Unrealized Gain (Loss) on Securities Available for Sale
Accumulated Other Comprehensive (Loss) Income:
Balance December 31, 2014	$241
Reclassification adjustments to net income:
Realized gains on securities	(939)
Provision for income taxes	319
Unrealized losses arising during the period, net of tax	1,743

Balance June 30, 2015	$1,364

The following table details the changes in the single component of accumulated other comprehensive income (loss) for the six months ended June 30, 2014:

(in thousands)	Unrealized Gain (Loss) on Securities Available for Sale
Accumulated Other Comprehensive (Loss) Income:
Balance December 31, 2013	$(9,134)
Reclassification adjustments to net income:
Realized gains on securities	(209)
Provision for income taxes	71
Unrealized gain arising during the period, net of tax	8,714

Balance June 30, 2014	$(558)

Note 10. Fair Value

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. First Guaranty uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale. Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified within Level 3 in First Guaranty’s portfolio as of June 30, 2015 include municipal bonds and one preferred equity security.

Impaired loans. Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan’s effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Other real estate owned. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned (“OREO”) at June 30, 2015 and December 31, 2014 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values or recent sales activity for similar assets in the property’s market; thus OREO measured at fair value would be classified within either Level 2 or Level 3 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of June 30, 2015 and December 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

(in thousands)	June 30, 2015	December 31, 2014
Available for Sale Securities Fair Value Measurements Using:
Level 1: Quoted Prices in Active Markets For Identical Assets	$502	$36,504
Level 2: Significant Other Observable Inputs	452,582	454,524
Level 3: Significant Unobservable Inputs	10,999	8,780

Securities Available for Sale Measured at Fair Value	$464,083	$499,808

First Guaranty’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

The change in Level 1 securities available for sale from December 31, 2014 was due principally to a reduction in Treasury bills of $36.0 million.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of June 30, 2015 and December 31, 2014, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

(in thousands)	At June 30, 2015	At December 31, 2014
Impaired Loans - Fair Value Measurements Using:
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	2,660	5,244
Level 3: Significant Unobservable Inputs	9,188	15,618

Impaired Loans Measured at Fair Value	$11,848	$20,862

Other Real Estate Owned - Fair Value Measurements Using:
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	1,943	1,847
Level 3: Significant Unobservable Inputs	539	351

Other Real Estate Owned Measured at Fair Value	$2,482	$2,198

ASC 825-10 provides First Guaranty with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits First Guaranty to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

First Guaranty has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Note 11. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of First Guaranty’s financial instruments, First Guaranty may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of First Guaranty.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions’ fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term and the carrying amounts reported in the consolidated balance sheets are a reasonable estimation of the fair values.

Investment Securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans Held for Sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within level 3 of the fair value hierarchy.

Loans, net.

Fair values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within level 3 of the fair value hierarchy.

Accrued interest receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

The fair value of demand deposits, savings and interest-bearing demand deposits is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Accrued interest payable.

The carrying amount of accrued interest payable approximates its fair value.

Borrowings.

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of First Guaranty’s long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within level 3 of the fair value hierarchy.

Other Unrecognized Financial Instruments.

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers’ credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Noninterest-bearing deposits are held at cost. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At June 30, 2015 and December 31, 2014 the fair value of guarantees under commercial and standby letters of credit was not material.

The estimated fair values and carrying values of the financial instruments at June 30, 2015 and December 31, 2014 are presented in the following table:

	June 30, 2015		December 31, 2014
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and cash equivalents	17,279	17,279	44,575	44,575
Securities, available for sale	464,083	464,083	499,808	499,808
Securities, held to maturity	185,160	182,935	141,795	139,688
Federal Home Loan Bank stock	1,468	1,468	1,621	1,621
Loans, net of Allowance for Loan Losses	800,871	799,531	781,216	780,470
Accrued interest receivable	7,208	7,208	6,384	6,384
Liabilities:
Deposits	1,347,298	1,348,190	1,371,839	1,373,537
Borrowings	14,955	14,955	3,255	3,255
Accrued interest payable	1,997	1,997	1,997	1,997

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

Report of Castaing, Hussey & Lolan, LLC

Independent Registered Accounting Firm

To the Shareholders and Board of Directors

First Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Guaranty Bancshares, Inc. as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

We also audited, in accordance with the standards of the American Institute of Certified Public Accountants, First Guaranty Bancshares, Inc.‘s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) and our report dated March 17, 2015 expressed an unqualified opinion thereon.

/s/ Castaing, Hussey & Lolan, LLC
Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana

March 17, 2015

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	December 31, 2014	December 31, 2013
Assets
Cash and Cash Equivalents:
Cash and due from banks	$44,365	$60,819
Federal funds sold	210	665

Cash and Cash Equivalents	44,575	61,484

Interest-earning time deposits with banks	10,247	747

Investment Securities:
Available for sale, at fair value	499,808	484,211
Held to maturity, at cost (estimated fair value of $139,688 and $141,642, respectively)	141,795	150,293

Investment Securities	641,603	634,504

Federal Home Loan Bank stock, at cost	1,621	1,835
Loans held for sale	—	88

Loans, net of unearned income	790,321	703,166
Less: allowance for loan losses	9,105	10,355

Net Loans	781,216	692,811

Premises and equipment, net	19,211	19,612
Goodwill	1,999	1,999
Intangible assets, net	1,733	2,073
Other real estate, net	2,198	3,357
Accrued interest receivable	6,384	6,258
Other assets	8,089	11,673

Total Assets	$1,518,876	$1,436,441

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand	$207,969	$204,291
Interest-bearing demand	432,294	391,350
Savings	74,550	65,445
Time	657,026	642,013

Total Deposits	1,371,839	1,303,099

Short-term borrowings	1,800	5,788
Accrued interest payable	1,997	2,364
Long-term borrowings	1,455	500
Other liabilities	2,202	1,285

Total Liabilities	1,379,293	1,313,036

Shareholders’ Equity
Preferred Stock:
Series C - $1,000 par value – authorized 39,435 shares; issued and outstanding 39,435	39,435	39,435
Common Stock:
$1 par value - authorized 100,600,000 shares, issued 6,294,227 shares	6,294	6,294
Surplus	39,387	39,387
Treasury stock, at cost, 2,895 shares	(54)	(54)
Retained earnings	54,280	47,477
Accumulated other comprehensive (loss) income	241	(9,134)

Total Shareholders’ Equity	139,583	123,405

Total Liabilities and Shareholders’ Equity	$1,518,876	$1,436,441

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(in thousands except share data)	2014	2013	2012
Interest Income:
Loans (including fees)	$39,787	$37,289	$36,136
Loans held for sale	—	—	8
Deposits with other banks	115	157	92
Securities (including FHLB stock)	13,395	13,439	18,949
Federal funds sold	—	1	10

Total Interest Income	53,297	50,886	55,195

Interest Expense:
Demand deposits	1,312	1,262	1,383
Savings deposits	33	41	55
Time deposits	7,716	9,682	11,560
Borrowings	141	149	122

Total Interest Expense	9,202	11,134	13,120

Net Interest Income	44,095	39,752	42,075
Less: Provision for loan losses	1,962	2,520	4,134

Net Interest Income after Provision for Loan Losses	42,133	37,232	37,941

Noninterest Income:
Service charges, commissions and fees	2,767	3,006	3,201
ATM and debit card fees	1,671	1,634	1,569
Net gains on securities	295	1,571	4,868
Net gains on sale of loans	(12)	(70)	(68)
Loss on sale of fixed assets	—	—	(109)
Other	1,456	1,337	1,679

Total Noninterest Income	6,177	7,478	11,140

Noninterest Expense:
Salaries and employee benefits	15,840	14,368	13,668
Occupancy and equipment expense	3,928	3,949	3,713
Other	11,826	12,670	13,780

Total Noninterest Expense	31,594	30,987	31,161

Income Before Income Taxes	16,716	13,723	17,920
Less: Provision for Income Taxes	5,492	4,577	5,861

Net Income	$11,224	$9,146	$12,059
Preferred stock dividends	(394)	(713)	(1,972)

Income Available to Common Shareholders	$10,830	$8,433	$10,087

Per Common Share:
Earnings	$1.72	$1.34	$1.60
Cash dividends paid	$0.64	$0.64	$0.64

Weighted Average Common Shares Outstanding	6,291,332	6,291,332	6,292,855

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
(in thousands)	2014	2013	2012
Net Income:	$11,224	$9,146	$12,059
Other Comprehensive Income:
Unrealized Gain (Losses) on Securities:
Unrealized holding gains (losses) arising during the period	14,499	(21,432)	7,263
Reclassification adjustments for gains included in net income	(295)	(1,571)	(4,868)

Change in Unrealized Gain (Losses) on Securities	14,204	(23,003)	2,395
Tax impact	(4,829)	7,821	(814)

Other Comprehensive Income (Loss)	9,375	(15,182)	1,581

Comprehensive Income (Loss)	$20,599	$(6,036)	$13,640

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands, except share data)	Series C Preferred Stock $1000 Par	Common Stock $1 Par	Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2011	$39,435	$6,294	$39,387	$—	$37,019	$4,467	$126,602
Net income	—	—	—	—	12,059	—	12,059
Change in unrealized loss on AFS securities, net of reclassification adjustments and taxes	—	—	—	—	—	1,581	1,581
Treasury shares purchased, at cost, 2,895 shares	—	—	—	(54)	—	—	(54)
Cash dividends on common stock (0.64 per share)	—	—	—	—	(4,035)	—	(4,035)
Preferred stock dividends	—	—	—	—	(1,972)	—	(1,972)

Balance December 31, 2012	$39,435	$6,294	$39,387	$(54)	$43,071	$6,048	$134,181

Net income	—	—	—	—	9,146	—	9,146
Change in unrealized gain on AFS securities, net of reclassification adjustments and taxes	—	—	—	—	—	(15,182)	(15,182)
Cash dividends on common stock (0.64 per share)	—	—	—	—	(4,027)	—	(4,027)
Preferred stock dividends	—	—	—	—	(713)	—	(713)

Balance December 31, 2013	$39,435	$6,294	$39,387	$(54)	$47,477	$(9,134)	$123,405

Net income	—	—	—	—	11,224	—	11,224
Change in unrealized gain on AFS securities, net of reclassification adjustments and taxes	—	—	—	—	—	9,375	9,375
Cash dividends on common stock (0.64 per share)	—	—	—	—	(4,027)	—	(4,027)
Preferred stock dividends	—	—	—	—	(394)	—	(394)

Balance December 31, 2014	$39,435	$6,294	$39,387	$(54)	$54,280	$241	$139,583

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(dollars in thousands)	2014	2013	2012
Cash Flows From Operating Activities:
Net Income	$11,224	$9,146	$12,059
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for loan losses	1,962	2,520	4,134
Depreciation and amortization	2,143	2,111	2,096
Amortization/Accretion of investments	2,164	2,141	1,962
Gain on sale/call of securities	(295)	(1,571)	(4,868)
Loss (gain) on sale of assets	(17)	61	259
ORE and repossessed property writedowns and loss on disposition	665	335	1,480
FHLB stock dividends	(4)	(4)	(4)
Net decrease (increase) in loans held for sale	88	469	(557)
Change in other assets and liabilities, net	(1,140)	1,958	338

Net Cash Provided by Operating Activities	16,790	17,166	16,899

Cash Flows From Investing Activities:
Proceeds from maturities and calls of HTM securities	8,279	16,184	144,640
Proceeds from maturities, calls and sales of AFS securities	535,167	626,433	782,706
Funds invested in HTM securities	—	(107,616)	(65,873)
Funds Invested in AFS securities	(538,209)	(533,320)	(884,258)
Proceeds from sale/redemption of Federal Home Loan Bank stock	4,169	3,268	4,030
Funds invested in Federal Home Loan Bank stock	(3,950)	(3,825)	(4,658)
Funds invested in certificates of deposit	(10,000)	—	(747)
Proceeds from maturities and calls of certificates of deposit	500
Net increase in loans	(92,697)	(78,777)	(63,864)
Purchases of premises and equipment	(1,668)	(1,757)	(1,566)
Proceeds from sales of premises and equipment	375	—	178
Proceeds from sales of other real estate owned	3,049	1,306	6,632

Net Cash Used in Investing Activities	(94,985)	(78,104)	(82,780)

Cash Flows from Financing Activities:
Net increase in deposits	68,740	50,487	45,310
Net (decrease) increase in federal funds purchased and short-term borrowings	(3,988)	(8,958)	2,523
Proceeds from long-term borrowings	1,555	—	—
Repayment of long-term borrowings	(600)	(600)	(2,100)
Repurchase of common stock	—	—	(54)
Dividends paid	(4,421)	(4,740)	(6,007)

Net Cash Provided by Financing Activities	61,286	36,189	39,672

Net Decrease in Cash and Cash Equivalents	(16,909)	(24,749)	(26,209)
Cash and Cash Equivalents at the Beginning of the Period	61,484	86,233	112,442

Cash and Cash Equivalents at the End of the Period	$44,575	$61,484	$86,233

Noncash Activities:
Loans transferred to foreclosed assets	$2,330	$2,604	$4,793

Cash Paid During the Period:
Interest on deposits and borrowed funds	$9,569	$11,610	$13,789
Income taxes	$4,500	$2,850	$5,800

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Business

First Guaranty Bancshares, Inc. (the “Company”) is a Louisiana corporation headquartered in Hammond, LA. The Company owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the “Bank”) is a Louisiana state-chartered commercial bank that provides a diversified range of financial services to consumers and businesses in the communities in which it operates. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank also maintains an investment portfolio comprised of government, government agency, corporate, and municipal securities. The Bank has twenty-one banking offices, including one drive-up banking facility, and twenty-seven automated teller machines (ATMs) in Southeast, Southwest and North Louisiana.

Summary of significant accounting policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc., and its wholly owned subsidiary, First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting. Purchased assets, including identifiable intangibles, and assumed liabilities are recorded at their respective acquisition date fair values. If the fair value of net assets purchased exceeds the consideration given, a gain on acquisition is recognized. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available. Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. See Acquired Loans section below for accounting policy regarding loans acquired in a business combination.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of investment securities. In connection with the determination of the allowance for loan losses and real estate owned, the Company obtains independent appraisals for significant properties.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

Securities

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these AFS securities is excluded from income and is reported, net of deferred taxes, in accumulated other comprehensive income as a part of shareholders’ equity. Details of other comprehensive income are reported in the consolidated statements of comprehensive income. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income. Amortization of premiums and discounts is included in interest income. Discounts and premiums related to debt securities are amortized using the effective interest rate method.

Any security that has experienced a decline in value, which Management believes is deemed other than temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, Management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies. Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower’s financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured to be collected within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents; generally for a period of six months. All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged-off. The loan charge off is a reduction of the allowance for loan losses.

Troubled Debt Restructurings (TDRs)

TDRs are loans in which the borrower is experiencing financial difficulty at the time of restructuring, and the Bank has granted a concession to the borrower. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures, or in limited circumstances forgiveness of principal and / or interest. TDRs can involve loans remaining on non-accrual, moving to non-accrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. TDRs are subject to policies governing accrual and non-accrual evaluation consistent with all other loans as discussed in the “Loans” section above. All loans with the TDR designation are considered to be impaired, even if they are accruing.

The Company’s policy is to evaluate TDRs that have subsequently been restructured and returned to market terms after 12 months of performance. The evaluation includes a review of the loan file and analysis of the credit to assess the loan terms, including interest rate to insure such terms are consistent with market terms. The loan terms are compared to a sampling of loans with similar terms and risk characteristics, including loans originated by the Company and loans lost to a competitor. The sample provides a guide to determine market terms pursuant to ASC 310-40-50-2. The loan is also evaluated at that time for impairment. A loan determined to be restructured to market terms and not considered impaired will no longer be disclosed as a TDR in the years following the restructuring. These loans will continue to be individually evaluated for impairment. A loan determined to either be restructured to below market terms or to be impaired will remain a TDR.

Credit Quality

The Company’s credit quality indicators are pass, special mention, substandard, and doubtful.

Loans included in the pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history, and documentation requirements.

Special mention loans have potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices.

A substandard loan is inadequately protected by the paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and interest is no longer accrued. Consumer loans that are 90 days or more past due or that are nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. This process is only applied to impaired loans or relationships in excess of $250,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement. Loans that have been restructured in a troubled debt restructuring will continue to be evaluated individually for impairment, including those no longer requiring disclosure.

Acquired Loans

Loans are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Acquired loans are segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, Management considers such factors as past due status, nonaccrual status, credit risk ratings, interest rates and collateral position. The fair value of acquired loans deemed performing is determined by discounting cash flows, both principal and interest, for each pool at prevailing market interest rates as well as consideration of inherent potential losses. The difference between the fair value and principal balances due at acquisition date, the fair value discount, is accreted into income over the estimated life of each loan pool.

Loans acquired in a business combination are recorded at their estimated fair value on their purchase date with no carryover of the related allowance for loan losses. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. An allowance for loan losses is calculated using a similar methodology for originated loans.

Loan fees and costs

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans’ yield using the level yield method.

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of Management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower’s ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

The following are general credit risk factors that affect the Company’s loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. 1-4 family, multi-family, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from Management’s current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for syndicated loans. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for loan losses is reviewed on a monthly basis. The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

Goodwill and intangible assets

Goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. The Company’s goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. The goodwill impairment test includes two steps that are preceded by a, “step zero”, qualitative test. The qualitative test allows Management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then no impairment exists and the two step quantitative test would not be necessary. These qualitative indicators include factors such as earnings, share price, market conditions, etc. If the qualitative factors indicate that it is more likely than not that impairment exists, then the two step quantitative test would be necessary. Step one is used to identify potential impairment and compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit’s goodwill, an impairment loss is recognized in an amount equal to that excess.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with the related contract, asset or liability. The Company’s intangible assets primarily relate to core deposits. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to fifteen years. Management periodically evaluates whether events or circumstances have occurred that impair this deposit intangible.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements 10-40 years

Equipment, fixtures and automobiles 3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded as a separate line item in noninterest income on the Statements of Income.

Other real estate

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

Off-balance sheet financial instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

Income taxes

The Company and its subsidiary file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2011. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Comprehensive Income.

Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. See Note 21 for a detailed description of fair value measurements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings per common share

Earnings per share represent income available to common shareholders divided by the weighted average number of common shares outstanding during the period. In February of 2012, the Company issued a pro rata, 10% common stock dividend. The shares issued for the stock dividend have been retrospectively factored into the calculation of earnings per share as well as cash dividends paid on common stock and represented on the face of the financial statements. No convertible shares of the Company’s stock are outstanding.

Operating Segments

All of the Company’s operations are considered by management to be aggregated into one reportable operating segment. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material. Operations are managed and financial performance is evaluated on a Company-wide basis.

Reclassifications

Certain reclassifications have been made to prior year end financial statements in order to conform to the classification adopted for reporting in 2014.

Note 2. Recent Accounting Pronouncements

The FASB has issued Accounting Standards Update (ASU) No. 2014-04, Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40) - Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments are intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized.

These amendments clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (a) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (b) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required.

The amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this guidance is not expected to have a material impact upon the Company’s financial statements.

Note 3. Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. The requirement as of December 31, 2014 and 2013 was $0.0 million and $32.0 million, respectively. The reduction in the required reserve was due to the Company’s regulatory reclassification of deposits in 2014. At December 31, 2014 the Company had only one account at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. This account was over the insurable limit by $1,000. At December 31, 2013 the Company did not have accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000.

Note 4. Securities

A summary comparison of securities by type at December 31, 2014 and 2013 is shown below.

	December 31, 2014
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. Treasuries	$36,000	$—	$—	$36,000
U.S. Government Agencies	295,620	30	(4,155)	291,495
Corporate debt securities	126,654	4,415	(1,006)	130,063
Mutual funds or other equity securities	570	4	—	574
Municipal bonds	40,599	1,077	—	41,676

Total Available-for-Sale Securities	$499,443	$5,526	$(5,161)	$499,808

Held to Maturity:
U.S. Government Agencies	$84,479	$—	$(1,950)	$82,529
Mortgage-backed securities	57,316	57	(214)	57,159

Total Held to Maturity Securities	$141,795	$57	$(2,164)	$139,688

	December 31, 2013
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale
U.S. Treasuries	$36,000	$—	$—	$36,000
U.S. Government Agencies	302,816	—	(16,117)	286,699
Corporate debt securities	142,580	3,729	(1,828)	144,481
Mutual funds or other equity securities	564	—	(8)	556
Municipal bonds	16,091	384	—	16,475

Total Available-for-Sale Securities	$498,051	$4,113	$(17,953)	$484,211

Held to Maturity:
U.S. Government Agencies	$86,927	$—	$(5,971)	$80,956
Mortgage-backed securities	63,366	—	(2,680)	60,686

Total Held to Maturity Securities	$150,293	$—	$(8,651)	$141,642

The scheduled maturities of securities at December 31, 2014, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayments. Mortgage-backed securities are not due at a single maturity because of amortization and potential prepayment of the underlying mortgages. For this reason they are presented separately in the maturity table below.

	December 31, 2014
(in thousands)	Amortized Cost	Fair Value
Available-for-Sale:
Due in one year or less	$71,547	$71,665
Due after one year through five years	219,470	219,785
Due after five years through 10 years	158,076	157,531
Over 10 years	50,350	50,827

Total Available-for-Sale Securities	$499,443	$499,808

Held to Maturity:
Due in one year or less	$—	$—
Due after one year through five years	24,999	24,609
Due after five years through 10 years	59,480	57,920
Over 10 years	—	—

Subtotal	84,479	82,529
Mortgage-back Securities	57,316	57,159

Total Held to Maturity Securities	$141,795	$139,688

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses as of the dates indicated:

	At December 31, 2014
	Less than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available-for-Sale:
U.S. Treasuries	4	$24,000	$—	—	$—	$—	4	$24,000	$—
U.S. Government Agencies	4	43,983	(17)	66	232,482	(4,138)	70	276,465	(4,155)
Corporate debt securities	37	15,395	(238)	50	15,397	(768)	87	30,792	(1,006)
Mutual funds or other equity securities	—	—	—	—	—	—	—	—	—
Municipal bonds	—	—	—	—	—	—	—	—	—

Total Available-for-Sale Securities	45	$83,378	$(255)	116	$247,879	$(4,906)	161	$331,257	$(5,161)

Held to Maturity:
U.S. Government Agencies	1	$4,993	$(7)	19	$77,536	$(1,943)	20	$82,529	$(1,950)
Mortgage-backed securities	7	12,008	(13)	12	29,415	(201)	19	41,423	(214)

Total Held to Maturity Securities	8	$17,001	$(20)	31	$106,951	$(2,144)	39	$123,952	$(2,164)

	At December 31, 2013
	Less than 12 Months			12 Months or More			Total
(in thousands)	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Available-for-Sale:
U.S. Treasuries	3	$26,000	$—	—	$—	$—	3	$26,000	$—
U.S. Government Agencies	65	218,047	(11,110)	21	68,652	(5,007)	86	286,699	(16,117)
Corporate debt securities	154	39,555	(1,378)	22	5,173	(450)	176	44,728	(1,828)
Mutual funds or other equity securities	1	492	(8)	—	—	—	1	492	(8)

Total Available-for-Sale Securities	223	$284,094	$(12,496)	43	$73,825	$(5,457)	266	$357,919	$(17,953)

Held to Maturity:
U.S. Government Agencies	14	$50,520	$(3,743)	7	$30,436	$(2,228)	21	$80,956	$(5,971)
Mortgage-backed securities	26	60,686	(2,680)	—	—	—	26	60,686	(2,680)

Total Held to Maturity Securities	40	$111,206	$(6,423)	7	$30,436	$(2,228)	47	$141,642	$(8,651)

As of December 31, 2014, 200 of the Company’s debt securities had unrealized losses totaling 1.6% of the individual securities’ amortized cost basis and 1.1% of the Company’s total amortized cost basis of the investment securities portfolio. 147 of the 200 securities had been in a continuous loss position for over 12 months at such date. The 147 securities had an aggregate amortized cost basis of $361.9 million and an unrealized loss of $7.1 million at December 31, 2014. Management has the intent and ability to hold these debt securities until maturity or until anticipated recovery. No declines in these 200 securities were deemed to be other-than-temporary.

Securities are evaluated for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment securities issued by the U.S. Government and Government sponsored agencies with unrealized losses and the amount of unrealized losses on those investment securities are the result of changes in market interest rates. The Company has the ability and intent to hold these securities until recovery, which may not be until maturity.

Corporate debt securities in a loss position consist primarily of corporate bonds issued by businesses in the financial, insurance, utility, manufacturing, industrial, consumer products and oil and gas industries. The Company believes that each of the issuers will be able to fulfill the obligations of these securities based on evaluations described above. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

The Company believes that the securities with unrealized losses reflect impairment that is temporary and there are currently no securities with other-than-temporary impairment. There were no other-than-temporary impairment losses recognized on securities in 2014, 2013 or 2012.

At December 31, 2014 and 2013 the carrying value of pledged securities totaled $516.5 million and $503.1 million, respectively. Gross realized gains on sales of securities were $0.2 million, $1.4 million and $4.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Gross realized losses were $0.2 million, $0 and $7,000 for the years ended December 31, 2014, 2013 and 2012. The tax applicable to these transactions amounted to $0 million, $0.5 million, and $1.7 million for 2014, 2013 and 2012, respectively. Proceeds from sales of securities classified as available-for-sale amounted to $109.8 million, $18.6 million and $77.9 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Net unrealized gains on available-for-sale securities included in accumulated other comprehensive income (loss) (“AOCI”), net of applicable income taxes, totaled $0.2 million at December 31, 2014. At December 31, 2013 net unrealized losses included in AOCI, net of applicable income taxes, totaled $9.1 million. During 2014 and 2013 gains, net of tax, reclassified out of AOCI into earnings totaled $0.2 million and $1.0 million, respectively.

At December 31, 2014, the Company’s exposure to investment securities issuers that exceeded 10% of shareholders’ equity as follows:

	At December 31, 2014
(in thousands)	Amortized Cost	Fair Value
U.S. Treasuries	$36,000	$36,000
Federal Home Loan Bank (FHLB)	129,610	127,006
Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC)	75,647	75,004
Federal National Mortgage Association (Fannie Mae-FNMA)	109,817	108,374
Federal Farm Credit Bank (FFCB)	122,341	120,799

Total	$473,415	$467,183

Note 5. Loans

The following table summarizes the components of the Company’s loan portfolio as of the dates indicated:

	December 31,
	2014		2013
(in thousands except for %)	Balance	As % of Category	Balance	As % of Category
Real Estate:
Construction & land development	$52,094	6.6%	$47,550	6.7%
Farmland	13,539	1.7%	9,826	1.4%
1-4 Family	118,181	14.9%	103,764	14.7%
Multifamily	14,323	1.8%	13,771	2.0%
Non-farm non-residential	328,400	41.5%	336,071	47.7%

Total Real Estate	526,537	66.5%	510,982	72.5%

Non-Real Estate:
Agricultural	26,278	3.3%	21,749	3.1%
Commercial and industrial	196,339	24.8%	151,087	21.4%
Consumer and other	42,991	5.4%	20,917	3.0%

Total Non-Real Estate	265,608	33.5%	193,753	27.5%

Total Loans Before Unearned Income	792,145	100.0%	704,735	100.0%

Unearned income	(1,824)		(1,569)

Total Loans Net of Unearned Income	$790,321		$703,166

The following table summarizes fixed and floating rate loans by contractual maturity, excluding nonaccrual loans, as of December 31, 2014 and December 31, 2013 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

	December 31, 2014
(in thousands)	Fixed	Floating	Total
One year or less	$88,686	$72,250	$160,936
One to five years	253,306	225,655	478,961
Five to 15 years	67,012	39,634	106,646
Over 15 years	25,304	8,104	33,408

Subtotal	$434,308	$345,643	779,951

Nonaccrual loans			12,194

Total Loans Before Unearned Income			792,145
Unearned income			(1,824)

Total Loans Net of Unearned Income			$790,321

	December 31, 2013
(in thousands)	Fixed	Floating	Total
One year or less	$60,642	$70,602	$131,244
One to five years	229,657	200,420	430,077
Five to 15 years	71,655	26,076	97,731
Over 15 years	8,503	22,695	31,198

Subtotal	$370,457	$319,793	690,250

Nonaccrual loans			14,485

Total Loans Before Unearned Income			704,735
Unearned income			(1,569)

Total Loans Net of Unearned Income			$703,166

As of December 31, 2014, $195.7 million of floating rate loans were at their interest rate floor. At December 31, 2013, $209.5 million of floating rate loans were at the floor rate. Nonaccrual loans have been excluded from these totals.

The following tables present the age analysis of past due loans for the periods indicated:

	As of December 31, 2014
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$338	$486	$824	$51,270	$52,094	$—
Farmland	10	153	163	13,376	13,539	—
1-4 Family	2,924	4,418	7,342	110,839	118,181	599
Multifamily	2,990	—	2,990	11,333	14,323	—
Non-farm non-residential	1,509	4,993	6,502	321,898	328,400	—

Total Real Estate	7,771	10,050	17,821	508,716	526,537	599

Non-Real Estate:
Agricultural	—	832	832	25,446	26,278	—
Commercial and industrial	1,241	1,907	3,148	193,191	196,339	—
Consumer and other	105	4	109	42,882	42,991	—

Total Non-Real Estate	1,346	2,743	4,089	261,519	265,608	—

Total Loans Before Unearned Income	$9,117	$12,793	$21,910	$770,235	792,145	$599

Unearned income					(1,824)

Total Loans Net of Unearned Income					$790,321

	As of December 31, 2013
(in thousands)	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
Real Estate:
Construction & land development	$100	$73	$173	$47,377	$47,550	$—
Farmland	—	130	130	9,696	9,826	—
1-4 Family	3,534	4,662	8,196	95,568	103,764	414
Multifamily	—	—	—	13,771	13,771	—
Non-farm non-residential	154	7,539	7,693	328,378	336,071	—

Total Real Estate	3,788	12,404	16,192	494,790	510,982	414

Non-Real Estate:
Agricultural	—	526	526	21,223	21,749	—
Commercial and industrial	63	1,946	2,009	149,078	151,087	—
Consumer and other	123	23	146	20,771	20,917	—

Total Non-Real Estate	186	2,495	2,681	191,072	193,753	—

Total Loans Before Unearned Income	$3,974	$14,899	$18,873	$685,862	704,735	$414

Unearned income					(1,569)

Total Loans Net of Unearned Income					$703,166

The tables above include $12.2 million and $14.5 million of nonaccrual loans for December 31, 2014 and 2013, respectively. See the tables below for more detail on nonaccrual loans.

The following is a summary of nonaccrual loans by class for the periods indicated:

	As of December 31,
(in thousands)	2014	2013
Real Estate:
Construction & land development	$486	$73
Farmland	153	130
1-4 Family	3,819	4,248
Multifamily	—	—
Non-farm non-residential	4,993	7,539

Total Real Estate	9,451	11,990

Non-Real Estate:
Agricultural	832	526
Commercial and industrial	1,907	1,946
Consumer and other	4	23

Total Non-Real Estate	2,743	2,495

Total Nonaccrual Loans	$12,194	$14,485

The following table identifies the credit exposure of the loan portfolio by specific credit ratings for the periods indicated:

	As of December 31, 2014
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$46,451	$559	$5,084	$—	$52,094
Farmland	13,384	87	68	—	13,539
1-4 Family	103,628	6,113	8,440	—	118,181
Multifamily	3,581	6,414	4,328	—	14,323
Non-farm non-residential	300,430	6,788	21,182	—	328,400

Total Real Estate	467,474	19,961	39,102	—	526,537

Non-Real Estate:
Agricultural	23,434	7	2,837	—	26,278
Commercial and industrial	185,839	8,611	1,889	—	196,339
Consumer and other	42,831	123	37	—	42,991

Total Non-Real Estate	252,104	8,741	4,763	—	265,608

Total Loans Before Unearned Income	$719,578	$28,702	$43,865	$—	792,145

Unearned Income					(1,824)

Total Loans Net of Unearned Income					$790,321

	As of December 31, 2013
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Real Estate:
Construction & land development	$40,286	$1,330	$5,934	$—	$47,550
Farmland	9,631	85	110	—	9,826
1-4 Family	89,623	4,060	10,081	—	103,764
Multifamily	5,884	5,936	1,951	—	13,771
Non-farm non-residential	305,992	9,196	20,883	—	336,071

Total Real Estate	451,416	20,607	38,959	—	510,982

Non-Real Estate:
Agricultural	21,486	11	252	—	21,749
Commercial and industrial	149,930	592	565	—	151,087
Consumer and other	20,720	117	80	—	20,917

Total Non-Real Estate	192,136	720	897	—	193,753

Total Loans Before Unearned Income	$643,552	$21,327	$39,856	$—	704,735

Unearned Income					(1,569)

Total Loans Net of Unearned Income					$703,166

Note 6. Allowance for Loan Losses

A summary of changes in the allowance for loan losses, by loan type, for the years ended December 31, 2014, 2013 and 2012 are as follows:

	For the Year Ended December 31, 2014
(in thousands)	Beginning Allowance (12/31/13)	Charge- offs	Recoveries	Provision	Ending Allowance (12/31/14)
Real Estate:
Construction & land development	$1,530	$(1,032)	$6	$198	$702
Farmland	17	—	—	4	21
1-4 Family	1,974	(589)	99	647	2,131
Multifamily	376	—	49	388	813
Non-farm non-residential	3,607	(1,515)	9	612	2,713

Total Real Estate	7,504	(3,136)	163	1,849	6,380

Non-Real Estate:
Agricultural	46	(2)	1	248	293
Commercial and industrial	2,176	(266)	118	(231)	1,797
Consumer and other	208	(289)	199	253	371
Unallocated	421	—	—	(157)	264

Total Non-Real Estate	2,851	(557)	318	113	2,725

Total	$10,355	$(3,693)	$481	$1,962	$9,105

	For the Year Ended December 31, 2013
(in thousands)	Beginning Allowance (12/31/12)	Charge- offs	Recoveries	Provision	Ending Allowance (12/31/13)
Real Estate:
Construction & land development	$1,098	$(233)	$10	$655	$1,530
Farmland	50	(31)	140	(142)	17
1-4 Family	2,239	(220)	49	(94)	1,974
Multifamily	284	—	—	92	376
Non-farm non-residential	3,666	(1,148)	8	1,081	3,607

Total Real Estate	7,337	(1,632)	207	1,592	7,504

Non-Real Estate:
Agricultural	64	(41)	5	18	46
Commercial and industrial	2,488	(1,098)	71	715	2,176
Consumer and other	233	(262)	243	(6)	208
Unallocated	220	—	—	201	421

Total Non-Real Estate	3,005	(1,401)	319	928	2,851

Total	$10,342	$(3,033)	$526	$2,520	$10,355

	For the Year Ended December 31, 2012
(in thousands)	Beginning Allowance (12/31/11)	Charge- offs	Recoveries	Provision	Ending Allowance (12/31/12)
Real Estate:
Construction & land development	$1,002	$(65)	$15	$146	$1,098
Farmland	65	—	1	(16)	50
1-4 Family	1,917	(1,409)	35	1,696	2,239
Multifamily	780	(187)	—	(309)	284
Non-farm non-residential	2,980	(459)	116	1,029	3,666

Total Real Estate	6,744	(2,120)	167	2,546	7,337

Non-Real Estate:
Agricultural	125	(49)	1	(13)	64
Commercial and industrial	1,407	(809)	329	1,561	2,488
Consumer and other	314	(473)	283	109	233
Unallocated	289	—	—	(69)	220

Total Non-Real Estate	2,135	(1,331)	613	1,588	3,005

Total	$8,879	$(3,451)	$780	$4,134	$10,342

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is an allocation of the loan loss reserve from one category to another.

A summary of the allowance and loans individually and collectively evaluated for impairment are as follows:

	As of December 31, 2014
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$126	$576	$702	$4,150	$47,944	$52,094
Farmland	—	21	21	—	13,539	13,539
1-4 Family	598	1,533	2,131	3,420	114,761	118,181
Multifamily	437	376	813	7,201	7,122	14,323
Non-farm non-residential	468	2,245	2,713	16,287	312,113	328,400

Total Real Estate	1,629	4,751	6,380	31,058	495,479	526,537

Non-Real Estate:
Agricultural	262	31	293	2,650	23,628	26,278
Commercial and industrial	19	1,778	1,797	1,664	194,675	196,339
Consumer and other	—	371	371	—	42,991	42,991
Unallocated	—	264	264	—	—	—

Total Non-Real Estate	281	2,444	2,725	4,314	261,294	265,608

Total	$1,910	$7,195	$9,105	$35,372	$756,773	792,145

Unearned income						(1,824)

Total Loans Net of Unearned Income						$790,321

	As of December 31, 2013
(in thousands)	Allowance Individually Evaluated for Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
Real Estate:
Construction & land development	$1,166	$364	$1,530	$5,777	$41,773	$47,550
Farmland	—	17	17	—	9,826	9,826
1-4 Family	25	1,949	1,974	2,868	100,896	103,764
Multifamily	332	44	376	7,887	5,884	13,771
Non-farm non-residential	1,053	2,554	3,607	19,279	316,792	336,071

Total Real Estate	2,576	4,928	7,504	35,811	475,171	510,982

Non-Real Estate:
Agricultural	—	46	46	—	21,749	21,749
Commercial and industrial	—	2,176	2,176	—	151,087	151,087
Consumer and other	—	208	208	—	20,917	20,917
Unallocated	—	421	421

Total Non-Real Estate	—	2,851	2,851	—	193,753	193,753

Total	$2,576	$7,779	$10,355	$35,811	$668,924	704,735

Unearned income						(1,569)

Total Loans Net of Unearned Income						$703,166

As of December 31, 2014, 2013 and 2012, the Company had loans totaling $12.2 million, $14.5 million and $20.7 million, respectively, not accruing interest. As of December 31, 2014, 2013 and 2012, the Company had loans past due 90 days or more and still accruing interest totaling $0.6 million, $0.4 million and $0.5 million, respectively. The average outstanding balance of nonaccrual loans in 2014 was $13.8 million compared to $17.3 million in 2013 and $22.1 million in 2012.

Included in the above table is a loan for $5.9 million and $5.9 million at December 31, 2014 and 2013, respectively, that is no longer considered impaired but is still individually evaluated for impairment since it was formally a restructured credit that subsequently return to market terms.

As of December 31, 2014, the Company has no outstanding commitments to advance additional funds in connection with impaired loans.

The following is a summary of impaired loans by class at December 31, 2014:

	As of December 31, 2014
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$3,308	$4,359	$—	$3,479	$217	$224
Farmland	—	—	—	—	—	—
1-4 Family	1,368	1,656	—	397	72	43
Multifamily	—	—	—	148	31	34
Non-farm non-residential	7,439	9,008	—	8,694	422	275

Total Real Estate	12,115	15,023	—	12,718	742	576

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—

Total Impaired Loans with No Related Allowance	12,115	15,023	—	12,718	742	576

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	842	842	126	829	48	43
Farmland	—	—	—	—	—	—
1-4 Family	2,052	2,068	598	2,062	97	87
Multifamily	1,338	1,337	398	1,340	60	55
Non-farm non-residential	8,848	8,913	468	8,948	317	327

Total Real Estate	13,080	13,160	1,590	13,179	522	512

Non-Real Estate:
Agricultural	2,650	2,650	262	—	—	—
Commercial and industrial	1,664	1,854	19	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	4,314	4,504	281	—	—	—

Total Impaired Loans with an Allowance Recorded	17,394	17,664	1,871	13,179	522	512

Total Impaired Loans	$29,509	$32,687	$1,871	$25,897	$1,264	$1,088

The following is a summary of impaired loans by class at December 31, 2013:

	As of December 31, 2013
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Cash Basis
Impaired Loans with No Related Allowance:
Real Estate:
Construction & land development	$—	$—	$—	$599	$35	$36
Farmland	—	—	—	—	—	—
1-4 Family	441	441	—	472	28	35
Multifamily	607	607	—	5,890	359	382
Non-farm non-residential	4,722	5,456	—	7,579	425	527

Total Real Estate	5,770	6,504	—	14,540	847	980

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	1,472	134	162
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	1,472	134	162

Total Impaired Loans with No Related Allowance	5,770	6,504	—	16,012	981	1,142

Impaired Loans with an Allowance Recorded:
Real Estate:
Construction & land development	5,777	5,777	1,166	6,345	383	360
Farmland	—	—	—	—	—	—
1-4 Family	2,427	2,620	25	1,643	121	107
Multifamily	1,344	1,344	304	1,348	89	96
Non-farm non-residential	14,557	17,469	1,053	14,868	775	573

Total Real Estate	24,105	27,210	2,548	24,204	1,368	1,136

Non-Real Estate:
Agricultural	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—

Total Impaired Loans with an Allowance Recorded	24,105	27,210	2,548	24,204	1,368	1,136

Total Impaired Loans	$29,875	$33,714	$2,548	$40,216	$2,349	$2,278

Troubled Debt Restructurings

A Troubled Debt Restructuring (“TDR”) is a debt restructuring in which the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. The modifications to the Company’s TDRs were concessions on the interest rate charged. The effect of the modifications to the Company was a reduction in interest income. These loans were evaluated in the Company’s reserve for loan losses. In 2013, there were no loans restructured in a troubled debt restructuring. In 2014, there was one credit relationship in the amount of $2.2 million that was restructured in a troubled debt restructuring. The relationship was secured by 1-4 family real estate and a non-farm non-residential real estate property. The relationship was placed on interest only with a reduction in scheduled amortization payments and contractual interest rate.

The following table is an age analysis of TDRs as of December 31, 2014 and December 31, 2013:

	December 31, 2014
	Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$—	$—	$—	$—
Farmland	—	—	—	—
1-4 Family	—	1,752	—	1,752
Multifamily	—	—	—	—
Non-farm non-residential	2,998	452	230	3,680

Total Real Estate	2,998	2,204	230	5,432

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$2,998	$2,204	$230	$5,432

December 31, 2013
Accruing Loans
(in thousands)	Current	30-89 Days Past Due	Nonaccrual	Total TDRs
Real Estate:
Construction & land development	$—	$—	$—	$—
Farmland	—	—	—	—
1-4 Family	—	—	—	—
Multifamily	—	—	—	—
Non-farm non-residential	3,006	—	230	3,236

Total Real Estate	3,006	—	230	3,236

Non-Real Estate:
Agricultural	—	—	—	—
Commercial and industrial	—	—	—	—
Consumer and other	—	—	—	—

Total Non-Real Estate	—	—	—	—

Total	$3,006	$—	$230	$3,236

The following table discloses TDR activity for the twelve months ended December 31, 2014.

	Troubled Debt Restructured Loans Activity Twelve Months Ended December 31, 2014
(in thousands)	Beginning Balance (12/31/13)	New TDRs	Charge-offs post- modification	Transferred to ORE	Paydowns	Construction to permanent financing	Restructured to market terms	Ending balance (12/31/14)
Real Estate:
Construction & land development	$—	$—	$—	$—	$—	$—	$—	$—
Farmland	—	—	—	—	—	—	—	—
1-4 Family	—	1,752	—	—	—	—	—	1,752
Multifamily	—	—	—	—	—	—	—	—
Non-farm non-residential	3,236	452	—	—	(8)	—	—	3,680

Total Real Estate	3,236	2,204	—	—	(8)	—	—	5,432

Non-Real Estate:
Agricultural	—	—	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—	—	—

Total Non-Real Estate	—	—	—	—	—	—	—	—

Total Impaired Loans with No Related Allowance	$3,236	$2,204	$—	$—	$(8)	$—	$—	$5,432

There were no commitments to lend additional funds to debtors whose terms have been modified in a troubled debt restructuring at December 31, 2014.

Note 7. Premises and Equipment

The components of premises and equipment at December 31, 2014 and 2013 are as follows:

	December 31,
(in thousands)	2014	2013
Land	$6,933	$6,251
Bank premises	18,324	18,051
Furniture and equipment	19,995	19,753
Construction in progress	254	195

Acquired Value	45,506	44,250
Less: accumulated depreciation	26,295	24,638

Net-Book Value	$19,211	$19,612

Depreciation expense amounted to $1.7 million, $1.7 million and $1.6 million for 2014, 2013 and 2012, respectively.

Note 8. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets continue to be amortized over their useful lives. Goodwill represents the purchase price over the fair value of net assets acquired from the Homestead Bancorp in 2007. No impairment charges have been recognized since acquisition. Goodwill totaled $2.0 million at December 31, 2014 and 2013.

The following table summarizes intangible assets subject to amortization.

	At December 31, 2014
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$9,350	$7,732	$1,618
Mortgage servicing rights	267	152	115

Total	$9,617	$7,884	$1,733

	At December 31, 2013
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$9,350	$7,412	$1,938
Mortgage servicing rights	267	132	135

Total	$9,617	$7,544	$2,073

The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions. The weighted-average amortization period remaining for the core deposit intangibles is 5.4 years.

Amortization expense relating to purchase accounting intangibles totaled $0.3 million, $0.3 million, and $0.4 million for the year ended December 31, 2014, 2013, and 2012, respectively.

Amortization expense of the core deposit intangible assets for the next five years is as follows:

For the Years Ended	Estimated Amortization Expense ( in thousands)
December 31, 2015	$320
December 31, 2016	$320
December 31, 2017	$320
December 31, 2018	$320
December 31, 2019	$135

Note 9. Other Real Estate

Other real estate owned consists of the following:

(in thousands)	December 31,
Real Estate Owned Acquired by Foreclosure:	2014	2013
Residential	$1,121	$1,803
Construction and land development	127	754
Non-farm non-residential	950	800

Total Other Real Estate Owned and Foreclosed Property	$2,198	$3,357

Note. 10. Deposits

Time deposits maturing in the next five years are as follows:

(in thousands)	December 31, 2014
2015	$392,738
2016	145,628
2017	67,578
2018	12,107
2019 and thereafter	38,975

Total	$657,026

The table above includes, for December 31, 2014, brokered deposits totaling $27.3 million. The aggregate amount of jumbo time deposits, each with a minimum denomination of $250,000 totaled $323.7 million and $270.3 million at December 31, 2014 and 2013, respectively.

Note. 11. Borrowings

Short-term borrowings are summarized as follows:

	December 31,
(in thousands)	2014	2013
Securities sold under agreements to repurchase	$—	$3,988
Line of credit	1,800	1,800

Total Short-Term Borrowings	$1,800	$5,788

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Interest rates on repurchase agreements are set by Management and are generally based on the 91-day Treasury bill rate. The Company no longer offered repurchase agreements beginning in April 2014.

Available lines of credit totaled $266.7 million at December 31, 2014 and $210.6 million at December 31, 2013.

The following schedule provides certain information about the Company’s short-term borrowings for the periods indicated:

	December 31,
(in thousands except for %)	2014	2013	2012
Outstanding at year-end	$1,800	$5,788	$14,746
Maximum month-end outstanding	$22,356	$57,302	$31,850
Average daily outstanding	$6,960	$21,387	$14,560
Weighted average rate during the year	1.08%	0.98%	0.25%
Average rate at year end	4.50%	1.51%	0.75%

The Company’s senior long-term debt, priced at Wall Street Journal Prime plus 75 basis points (4.00%), totaled $1.5 million at December 31, 2014. The Company pays $50,000 principal plus interest monthly. This loan has a contractual maturity date of May 12, 2017. This long-term debt is secured by a pledge of 13.2% (735,745 shares) of the Company’s interest in First Guaranty Bank (a wholly owned subsidiary) under a Commercial Pledge Agreement dated June 22, 2011.

The Company maintains a revolving line of credit for $2.5 million with an availability of $0.7 million at December 31, 2014. This line of credit is secured by the same collateral as the term loan and is priced at 4.50%.

At December 31, 2014, letters of credit issued by the FHLB totaling $150.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2015. At December 31, 2013, letters of credit issued by the FHLB totaling $90.0 million were outstanding and carried as off-balance sheet items, all of which expired in 2014. The letters of credit are solely used for pledging towards public fund deposits. The FHLB has a blanket lien on substantially all of the loans in the Company’s portfolio which is used to secure borrowing availability from the FHLB. The Company has obtained a subordination agreement from the FHLB on the Company’s farmland, agricultural, and commercial and industrial loans. These loans are available to be pledged for additional reserve liquidity.

As of December 31, 2014 maturities on long-term debt were as follows:

(In thousands)	Long-term debt
2015	$—
2016	—
2017	1,455
2018	—
2019 and thereafter	—

Total	$1,455

Note 12. Preferred Stock

On September 22, 2011, the Company received $39.4 million in funds from the U.S. Treasury’s Small Business Lending Fund program. $21.1 million of the funds were used to redeem the Company’s Series A and B Preferred Stock issued to the U.S. Treasury under the Capital Purchase Program. The Preferred Series C shares will receive quarterly dividends and the initial dividend rate was 5.00%. The dividend rate is based on qualified loan growth two quarters in arrears. During 2014 the Company achieved the growth in qualified loans required to achieve the 1.0% dividend rate. The 1.0% rate is locked in until December 31, 2015. During 2014 the Company paid $0.4 million in preferred stock dividends compared to $0.7 million in 2013 and $2.0 million in 2012. After 4.5 years in the program, the dividend rate will increase to 9.00% if the Preferred Series C shares have not been repurchased by that time.

Note 13. Accumulated Other Comprehensive Income (Loss)

The following table details the changes in the single component of accumulated other comprehensive (loss) income for the twelve months ended December 31, 2014:

(in thousands)	Unrealized (Loss) Gain on Securities Available for Sale
Accumulated Other Comprehensive Income (Loss):
Balance December 31, 2013	$(9,134)
Reclassification adjustments to net income:
Realized gains on securities	(295)
Provision for income taxes	100
Decrease in unrealized losses arising during the period, net of tax	9,570

Balance December 31, 2014	$241

The following table details the changes in the single component of accumulated other comprehensive income for the twelve months ended December 31, 2013:

(in thousands)	Unrealized (Loss) Gain on Securities Available for Sale
Accumulated Other Comprehensive Income (Loss):
Balance December 31, 2012	$6,048
Reclassification adjustments to net income:
Realized gains on securities	(1,571)
Provision for income taxes	534
Unrealized losses arising during the period, net of tax	(14,145)

Balance December 31, 2013	$(9,134)

The following table details the changes in the single component of accumulated other comprehensive income for the twelve months ended December 31, 2012:

(in thousands)	Unrealized (Loss) Gain on Securities Available for Sale
Accumulated Other Comprehensive Income (Loss):
Balance December 31, 2011	$4,467
Reclassification adjustments to net income:
Realized gains on securities	(4,868)
Provision for income taxes	1,655
Unrealized gains arising during the period, net of tax	4,794

Balance December 31, 2012	$6,048

Note 14. Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2014 and 2013, that the Company and the Bank met all capital adequacy requirements.

As of December 31, 2014, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2014 and 2013 are presented in the following table.

(In thousands except for %)	Actual		Minimum Capital Requirements		Minimum to be Well Capitalized Under Action Provisions
December 31, 2014	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital:
Consolidated	$144,834	14.05%	$82,486	8.00%	N/A	N/A
Bank	$143,426	13.96%	$82,170	8.00%	$102,712	10.00%

Tier 1 Capital:
Consolidated	$135,727	13.16%	$41,243	4.00%	N/A	N/A
Bank	$134,319	13.08%	$41,085	4.00%	$61,627	6.00%

Tier 1 Leverage Capital:
Consolidated	$135,737	9.33%	$58,173	4.00%	N/A	N/A
Bank	$134,319	9.26%	$58,025	4.00%	$72,532	5.00%

December 31, 2013
Total Risk-Based Capital:
Consolidated	$138,958	14.71%	$75,594	8.00%	N/A	N/A
Bank	$139,234	14.76%	$75,462	8.00%	$94,328	10.00%

Tier 1 Capital:
Consolidated	$128,603	13.61%	$37,797	4.00%	N/A	N/A
Bank	$128,879	13.66%	$37,731	4.00%	$56,597	6.00%

Tier 1 Leverage Capital:
Consolidated	$128,603	9.14%	$56,307	4.00%	N/A	N/A
Bank	$128,879	9.17%	$56,236	4.00%	$70,295	5.00%

Note 15. Dividend Restrictions

The Federal Reserve Bank (“FRB”) has stated that, generally, a bank holding company should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. As a Louisiana corporation, the Company is restricted under the Louisiana corporate law from paying dividends under certain conditions.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2015 without permission will be limited to 2015 earnings plus the undistributed earnings of $5.1 million from 2014.

Accordingly, at January 1, 2015, $133.1 million of the Company’s equity in the net assets of the Bank was restricted. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

Under the requirements of the United States Treasury’s Small Business Lending Fund, the Company is permitted to pay dividends on its common stock, provided that: (i) the Company’s Tier 1 capital would be at least 90% of the amount of Tier 1 capital existing immediately after receipt of SBLF funds; and (ii) the SBLF Dividends have been declared and paid to Treasury as of the most recent applicable dividend period. The Company has met each SBLF dividend obligation in a timely manner since receipt of SBLF funds. After two years from receipt, the 90% limitation will decrease by 10% for every 1% increase in qualified small business lending. See Note 12 for disclosure on the Company’s SBLF Preferred Stock Series C.

Note 16. Related Party Transactions

In the normal course of business, the Company and its subsidiary, First Guaranty Bank, have loans, deposits and other transactions with its executive officers, directors and certain business organizations and individuals with which such persons are associated. These transactions are completed with terms no less favorable than current market rates. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2014 and 2013 follows:

	December 31,
(in thousands)	2014	2013
Balance, beginning of year	$49,951	$33,148
Net Increase	3,857	16,803

Balance, End of Year	$53,808	$49,951

Unfunded commitments to the Company and Bank directors and executive officers totaled $19.7 million and $17.9 million at December 31, 2014 and 2013, respectively. At December 31, 2014 the Company and the Bank had deposits from directors and executives totaling $20.3 million. There were no participations in loans purchased from affiliated financial institutions included in the Company’s loan portfolio in 2014 or 2013.

During the years ended 2014, 2013 and 2012, the Company paid approximately $0.2 million, $0.5 million and $0.6 million, respectively, for printing services and supplies and office furniture and equipment to Champion Industries, Inc., of which Mr. Marshall T. Reynolds, the Chairman of the Company’s Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and holder of 53.7% of Champion’s common stock as of January 9, 2015.

The Company paid insurance expenses of $2.3 million, $2.4 million and $1.7 million for 2014, 2013 and 2012, respectively for participation in an employee medical benefit plan in which several entities under common ownership of the Company’s Chairman participate. The Company terminated the plan in 2014 and enrolled in a fully insured plan from a third party national provider of health insurance.

The Company paid travel expenses to Sabre Transportation, Inc. of $0, $49,000 and $0.2 million for 2014, 2013 and 2012, respectively. These expenses include the utilization of an aircraft, fuel, air crew and ramp fees. The Harrah and Reynolds Corporation, of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling interest in Sabre Transportation, Inc.

Note 17. Employee Benefit Plans

The Company has an employee savings plan to which employees, who meet certain service requirements, may defer 1% to 20% of their base salaries, 6% of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $87,000, $81,000 and $67,000 in 2014, 2013 and 2012, respectively. The Company has an Employee Stock Ownership Plan (“ESOP”) which was frozen in 2010. No contributions were made to the ESOP for the years 2014, 2013 or 2012. As of December 31, 2014, the ESOP held 16,420 shares. The Company does not plan to make future contributions to this plan.

Note 18. Other Expenses

The following is a summary of the significant components of other noninterest expense:

	December 31,
(in thousands)	2014	2013	2012
Other Noninterest Expense:
Legal and professional fees	$1,982	$2,347	$1,990
Data processing	1,153	1,269	1,225
Marketing and public relations	700	638	697
Taxes-sales, capital and franchise	605	584	661
Operating supplies	410	487	581
Travel and lodging	566	563	523
Telephone	242	206	220
Amortization of core deposits	320	320	350
Donations	150	294	195
Net costs from other real estate and repossessions	1,374	941	2,083
Regulatory assessment	1,181	1,784	1,471
Other	3,143	3,237	3,784

Total Other Noninterest Expense	$11,826	$12,670	$13,780

The Company does not capitalize advertising costs. They are expensed as incurred and are included in other noninterest expense on the Consolidated Statements of Income. Advertising expense was $0.4 million, $0.4 million and $0.4 million for 2014, 2013 and 2012, respectively.

Note 19. Income Taxes

The following is a summary of the provision for income taxes included in the Statements of Income:

	December 31,
(in thousands)	2014	2013	2012
Current	$4,898	$4,748	$6,366
Deferred	594	(171)	(505)

Total	$5,492	$4,577	$5,861

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

	December 31,
(in thousands except for %)	2014	2013	2012
Statutory tax rate	35.0%	35.0%	35.0%

Federal income taxes at statutory rate	$5,851	$4,803	$6,272
Tax exempt municipal income	(284)	(133)	(156)
Other	(75)	(93)	(255)

Total	$5,492	$4,577	$5,861

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carry forwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred taxes. The significant components of deferred taxes classified in the Company’s Consolidated Balance Sheets at December 31, 2014 and 2013 are as follows:

	December 31,
(in thousands)	2014	2013
Deferred Tax Assets:
Allowance for loan losses	$3,096	$3,521
Other real estate owned	148	485
Unrealized losses on available for sale securities	—	4,706
Other	407	425

Gross Deferred Tax Assets	3,651	9,137

Deferred Tax Liabilities:
Depreciation and amortization	(1,779)	(1,858)
Core deposit intangibles	(550)	(659)
Unrealized gains on available for sale securities	(124)	—
Other	(359)	(328)

Gross Deferred Tax Liabilities	(2,812)	(2,845)

Net Deferred Tax Assets	$839	$6,292

As of December 31, 2014 and 2013, there were no net operating loss carryforwards for income tax purposes.

ASC 740-10, Income Taxes, clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2014, 2013 and 2012, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

Note 20. Commitments and Contingencies

Off-Balance Sheet Commitments.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2014 and December 31, 2013.

	December 31,
(in thousands)	2014	2013
Contract Amount
Commitments to Extend Credit	$59,675	$30,516
Unfunded Commitments under lines of credit	$111,247	$115,311
Commercial and Standby letters of credit	$7,743	$7,695

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management’s credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on off-balance sheet commitments in 2014, 2013 or 2012.

Note 21. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale. Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified Level 3 as of December 31, 2013 include municipal bonds and an equity security.

Impaired loans. Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan’s effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Other real estate owned. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned (“OREO”) at December 31, 2014 and 2013 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values or recent sales activity for similar assets in the property’s market; thus OREO measured at fair value would be classified within either Level 2 or Level 3 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2014 and 2013, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,
(in thousands)	2014	2013
Available for Sale Securities Fair Value Measurements Using:
Level 1: Quoted Prices in Active Markets For Identical Assets	$36,504	$36,492
Level 2: Significant Other Observable Inputs	454,524	441,885
Level 3: Significant Unobservable Inputs	8,780	5,834

Securities Available for Sale Measured at Fair Value	$499,808	$484,211

The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Management believes the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

The change in Level 3 securities available for sale from December 31, 2013 was due to the purchase of $3.8 million of municipal bonds net of payments received on outstanding bonds.

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs (Level 3):

	Level 3 Changes
	December 31,
(in thousands)	2014	2013
Balance, Beginning of Year	$5,834	$6,707
Total Gains or Losses (Realized/Unrealized):
Included in earnings	—	—
Included in other comprehensive income	—	—
Purchases, sales, issuances and settlements, net	2,946	(873)
Transfers in and/or out of Level 3	—	—

Balance as of End of Year	$8,780	$5,834

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held as of December 31, 2014.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2014, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,
(in thousands)	2014	2013
Fair Value Measurements Using: Impaired Loans
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	5,244	4,558
Level 3: Significant Unobservable Inputs	15,618	19,547

Impaired Loans Measured at Fair Value	$20,862	$24,105

	December 31,
(in thousands)	2014	2013
Fair Value Measurements Using: Other Real Estate Owned
Level 1: Quoted Prices in Active Markets For Identical Assets	$—	$—
Level 2: Significant Other Observable Inputs	1,847	3,357
Level 3: Significant Unobservable Inputs	351	—

Other Real Estate Owned Measured at Fair Value	$2,198	$3,357

ASC 825-10 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Note 22. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company’s financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions’ fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term and the carrying amounts reported in the consolidated balance sheets are a reasonable estimation of the fair values.

Investment Securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans Held for Sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within level 3 of the fair value hierarchy.

Loans, net.

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within level 3 of the fair value hierarchy.

Accrued interest receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Deposits are classified within level 3 of the fair value hierarchy.

Accrued interest payable.

The carrying amount of accrued interest payable approximates its fair value.

Borrowings.

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company’s long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within level 3 of the fair value hierarchy.

Other Unrecognized Financial Instruments.

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers’ credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Noninterest-bearing deposits are held at cost. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2014 and 2013 the fair value of guarantees under commercial and standby letters of credit was not material.

The estimated fair values and carrying values of the financial instruments at December 31, 2014 and 2013 are presented in the following table:

	December 31,
	2014		2013
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and cash equivalents	$44,575	$44,575	$61,484	$61,484
Securities, available for sale	$499,808	$499,808	$484,211	$484,211
Securities, held to maturity	$141,795	$139,688	$150,293	$141,642
Federal Home Loan Bank stock	$1,621	$1,621	$1,835	$1,835
Loans, net	$790,321	$789,575	$703,166	$703,025
Accrued interest receivable	$6,384	$6,384	$6,258	$6,258

Liabilities:
Deposits	$1,371,839	$1,339,574	$1,303,099	$1,265,898
Borrowings	$3,255	$3,255	$6,288	$6,288
Accrued interest payable	$1,997	$1,997	$2,364	$2,364

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

Note 23. Concentrations of Credit and Other Risks

The Company monitors loan portfolio concentrations by region, collateral type, loan type, and industry on a monthly basis and has established maximum thresholds as a percentage of its capital to ensure that the desired mix and diversification of its loan portfolio is achieved. The Company is compliant with the established thresholds as of December 31, 2014. Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although the Company has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in Southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. Generally, credit is not extended in excess of $10.0 million to any single borrower or group of related borrowers.

Approximately 43.9% of the Company’s deposits are derived from local governmental agencies at December 31, 2014. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with the Company. In most cases, the Company is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings. Public fund deposits totaled $601.5 million at December 31, 2014.

Note 24. Litigation

The Company is subject to various legal proceedings in the normal course of its business. It is Management’s belief that the ultimate resolution of such claims will not have a material adverse effect on the Company’s financial position or results of operations.

Note 25. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. for the dates indicated:

First Guaranty Bancshares, Inc.

Condensed Balance Sheets

	December 31,
(in thousands)	2014	2013
Assets
Cash	$723	$433
Investment in bank subsidiary	138,176	123,681
Investment Securities: (Available for sale, at fair value)	70	64
Other assets	5,129	1,748

Total Assets	$144,098	$125,926

Liabilities and Shareholders’ Equity
Short-term debt	$1,800	$1,800
Long-term debt	2,439	500
Other liabilities	276	221

Total Liabilities	4,515	2,521
Shareholders’ Equity	139,583	123,405

Total Liabilities and Shareholders’ Equity	$144,098	$125,926

First Guaranty Bancshares, Inc.

Condensed Statement of Income

	December 31,
(in thousands)	2014	2013	2012
Operating Income
Dividends received from bank subsidiary	$6,448	$4,669	$6,400
Other Income	162	90	1

Total Operating Income	6,610	4,759	6401

Operating Expenses
Interest expense	130	115	91
Salaries & Benefits	140	88	101
Other Expenses	464	449	667

Total Operating Expenses	734	652	859

Income Before Income Tax Benefit and Increase in Equity in Undistributed Earnings of Subsidiary	5,876	4,107	5,542
Income tax benefit	229	212	373

Income Before Increase in Equity in Undistributed Earnings of Subsidiary	6,105	4,319	5,915
Increase in equity in undistributed earnings of subsidiary	5,119	4,827	6,144

Net Income	11,224	9,146	12,059
Less preferred stock dividends	(394)	(713)	(1,972)

Net Income Available to Common Shareholders	$10,830	$8,433	$10,087

First Guaranty Bancshares, Inc.

Condensed Statement of Cash Flow

	December 31,
(in thousands)	2014	2013	2012
Cash Flows from Operating Activities:
Net income	$11,224	$9,146	$12,059
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Increase in equity in undistributed earnings of subsidiary	(5,119)	(4,827)	(6,144)
Loss on sale of securities	—	—	2
Net change in other liabilities	55	2	32
Net change in other assets	(3,383)	161	(122)

Net Cash Provided by Operating Activities	2,777	4,482	5,827

Cash Flows from Investing Activities:
Proceeds from maturities, calls and sales of AFS securities	—	—	248
Funds Invested in AFS securities	(5)	—	(41)

Net Cash (Used In ) Provided by Investing Activities	(5)	—	207

Cash Flows from Financing Activities:
Proceeds from short-term debt	—	—	1,800
Proceeds from long-term debt	2,555	—	—
Repayment of long-term debt	(616)	(600)	(2,100)
Repurchase of common stock	—	—	(54)
Dividends paid	(4,421)	(4,740)	(6,007)

Net Cash Used In Financing Activities	(2,482)	(5,340)	(6,361)

Net Increase (Decrease) in Cash and Cash Equivalents	290	(858)	(327)
Cash and cash equivalents at the beginning of the period	433	1,291	1,618

Cash and Cash Equivalents at the End of the Period	$723	$433	$1,291

Until                     , 2015, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

First Guaranty Bancshares, Inc.

            Shares

Common Stock

PROSPECTUS

SANDLER O’NEILL + PARTNERS, L.P.

                    , 2015

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of shares of common stock being registered. All amounts are estimates, except for the SEC registration fee, the FINRA filing fee and the Nasdaq Stock Market listing fee.

Amount
SEC registration fee	$12,829
FINRA filing fee	17,060
Nasdaq Stock Market listing fee	125,000
Transfer agent and registrar fee	10,500
Legal fees and expenses	600,000
Accounting fees and expenses	215,000
Printing fees and expenses	180,000
Other	150,000

Total	$1,310,389

Item 14. Indemnification of Directors and Officers

Louisiana Business Corporation Law

Under Section 83 of the Louisiana Business Corporation Law (the “LBCL”), a Louisiana corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture or other enterprise. Indemnified expenses include attorney fees, judgments, fines, amounts paid in settlement and other expenses actually and reasonably incurred by the indemnified party in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, no indemnity is permitted under Section 83 of the LBCL if the relevant person is determined, in a final non-appealable judgment, to be liable for willful or intentional misconduct in the performance of his duty to the corporation, unless a court determines otherwise.

If a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action referred to in the previous paragraph or any claim therein, the corporation must indemnify him against expenses actually and reasonably incurred in connection with such matter. Section 83 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of the final disposition if approved by the board of directors and accompanied by an undertaking by the indemnified party to repay such amounts if it is later determined that he is not entitled to indemnification. Section 83 also authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. The indemnification and expense advancement provisions contained in Section 83 are not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, shareholder or director authorization or otherwise.

Restatement of the Articles of Incorporation:

Articles VIII and IX of the Restatement of the Articles of Incorporation of First Guaranty Bancshares set forth circumstances under which directors and officers may be insured or indemnified against the liability which they incur in their capacity as such.

ARTICLE VIII

No director or officer of this corporation shall be personally liable to this corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (a) for breach of director’s or officer’s duty of loyalty to this corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 92(D) of the Louisiana Business Corporation Law, or (d) for any transaction from which the director or officer derived an improper personal benefit. If the Louisiana Business Corporation Law is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors and officers, then the liability of each director and officer of this corporation shall be limited or eliminated to the full extent permitted by the Louisiana Business Corporation Law as so amended from time to time. Neither the amendment nor repeal of this Article, nor the adoption of any provision of this corporation’s Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article, in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Section 1. Indemnification and Advancement of Expenses.

(a) Except as provided in Subsection (d) hereof, this corporation shall indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

(1)	he conducted himself in good faith; and

(2)	he reasonably believed:

(A)	in the case of conduct in his official capacity with the corporation that his conduct was in its best interests;

(B)	in all other cases, that his conduct was at least not opposed to its best interests; and

(3)	in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

(b) A director’s conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and the beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(B) hereof.

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not of itself determinative that the director did not meet the standard of conduct described in this Section.

(d) This corporation may not indemnify a director under this Section:

(1)	in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(2)	in connection with any proceeding charging improper personal benefit to him whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

(e) Indemnification permitted under this Section in connection with a proceeding by or in the right of this corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 2. This corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Section 3.

(a) This corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

(1)	the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in Section 1(a);

(2)	the director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and

(3)	a determination is made that the facts then known to those making the determination would not preclude indemnification under this Article.

(b) The undertaking required by Subsection (a)(2) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

Section 4. A director of this corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification if it determines that:

(a) The director is entitled to mandatory indemnification under Section 2, in which case the court shall also order the corporation to pay the director’s reasonable expenses incurred to obtain court-ordered indemnification; or

(b) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in Section 1 or was adjudged liable as described in Subsection 1(d), but if he was adjudged so liable, his indemnification is limited to reasonable expenses incurred.

Section 5.

(a) This corporation may not indemnify a director under Section 1 hereof unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he met the standard of conduct as set forth in Section 1.

(b) The determination shall be made:

(1)	By the Board of Directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(2)	If a quorum cannot be obtained under subsection (1) above, by majority vote of a committee duly designated by the Board (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(3)	By special legal counsel selected by the Board of Directors or its committee in the manner prescribed in subsections (1) or (2) above, or, if a quorum of the Board cannot be obtained under subsection (1) and a committee cannot be designated under subsection (2), selected by majority vote of the Board, in which selection directors who are parties may participate; or

(4)	By the stockholders, but shares held by directors who are at the time parties to the proceeding may not be voted on the determination.

(c) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection (b)(3) above, to select counsel.

Section 6.

(a) This corporation shall indemnify and advance expenses under this Article IX to an executive officer of the corporation to the same extent as to a director; and

(b) This corporation may also indemnify and advance expenses to any other officer, employee or agent who is not a director to the extent, consistent with law, that may be provided by this corporation’s bylaws, general or specific action of the Board of Directors, or by contract.

Section 7. This corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify him against the same liability under Sections 1 or 2.

Section 8. This Article IX does not limit this corporation’s power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent to the proceeding.

Section 9. Neither the amendment nor repeal of this Article IX either in whole or in part, nor the adoption of any provision of the corporation’s bylaws inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such amendment or repeal or the adoption of an inconsistent provision.

Section 10. The Board of Directors, in its sole discretion, is hereby authorized to adopt bylaws or resolutions, or cause this corporation to enter into contracts, providing for indemnification of directors, officers, employees or agents of this corporation, notwithstanding that some or all of the members of the Board of Directors acting with respect to the foregoing may be parties to such contracts, or beneficiaries of such bylaws or resolutions.

Section 11. The provisions of this Article IX shall be valid only to the extent that they are consistent with, and are limited by, applicable laws and regulations, including, but not limited to 12 U.S.C. 1828(k) and regulations promulgated thereunder from time to time by applicable federal banking agencies. The invalidity of any provision of this Article IX will not affect the validity of the remaining provisions of Article IX.

Bylaws:

Article V of the Bylaws of First Guaranty Bancshares set forth circumstances under which directors and officers may be insured or indemnified against liability which they incur in their capacity as such.

ARTICLE V—INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1. Indemnification of Directors and Officers. To the fullest extent permitted by law and the articles of incorporation, the corporation shall indemnify and hold harmless each person who was or is a director or officer of the corporation and may indemnify any other person, including any person who was or is serving as a director, officer, fiduciary or other representative of another entity at the request of the corporation, and each such person’s heirs and legal representatives, in connection with any actual or threatened action, suit, proceeding, claim, investigation or inquiry, whether civil, criminal, administrative or other, whether brought by or in the name of the corporation or otherwise from and against any and all expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, proceeding, investigation or inquiry; provided, however, that the provisions of this Article V shall be valid only to the extent that they are consistent with, and are limited by, applicable laws and regulations, including, but not limited to 12 U.S.C. 1828(k) and regulations promulgated thereunder from time to time by applicable federal banking agencies. The invalidity of any provision of this Article V will not affect the validity of the remaining provisions of Article V.

Section 2. Rules. The board of directors of the corporation may establish rules and procedures, not inconsistent with the provisions of this ARTICLE V, to implement the provisions of this ARTICLE V. If required by law, the indemnification hereunder (unless ordered by the court) shall be made by the corporation only as authorized in a specific case upon a determination that the applicable standard of conduct of the party seeking indemnification has been met. Such standard shall be as mandated by the articles of incorporation, these bylaws or the LBCL.

Section 3. Insurance. The corporation may procure insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another business, nonprofit or foreign corporation, partnership, company, joint venture or other enterprise against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the articles of incorporation, these bylaws or the LBCL.

Item 15. Recent Sales of Unregistered Securities

Not Applicable.

Item 16. Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

1.1	Form of Underwriting Agreement*

3.1	Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(1)

3.2	Articles of Amendment to the Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(2)

3.3	Bylaws of First Guaranty Bancshares, Inc.(3)

3.4	Amendment to Bylaws of First Guaranty Bancshares, Inc.(4)

4	Form of Common Stock Certificate of First Guaranty Bancshares, Inc.(5)

5	Opinion of Luse Gorman, PC regarding legality of securities being registered*

10.1	Small Business Lending Fund—Securities Purchase Agreement.(6)

21	Subsidiaries of First Guaranty Bancshares, Inc.*

23.1	Consent of Luse Gorman, PC (contained in Opinion included as Exhibit 5)*

23.2	Consent of Castaing Hussey & Lolan LLC

24	Power of Attorney (set forth on signature page of this registration statement)*

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Scheme

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed.
(1)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(2)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on September 23, 2011.
(3)	Incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(4)	Incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(5)	Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(6)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on September 23, 2011.

(b) Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hammond, State of Louisiana, on September 10, 2015.

FIRST GUARANTY BANCSHARES, INC.

By:	/s/ Alton B. Lewis, Jr.
Alton B. Lewis, Jr.
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Alton B. Lewis, Jr. Alton B. Lewis, Jr.	Vice Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	September 10, 2015

/s/ Eric J. Dosch Eric J. Dosch	Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	September 10, 2015

* Marshall T. Reynolds	Chairman of the Board

* Glenda B. Glover	Director

* William K. Hood	Director

* Edgar R. Smith III	Director

*	Pursuant to Power of Attorney previously filed with the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 2014.

By:	/s/ Alton B. Lewis, Jr.	September 10, 2015
Alton B. Lewis, Jr.
Attorney-in-fact

As filed with the Securities and Exchange Commission on September 11, 2015

Registration No. 333-199602

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

PRE-EFFECTIVE AMENDMENT NO. 4 TO

THE

REGISTRATION STATEMENT

ON

FORM S-1

First Guaranty Bancshares, Inc.

Hammond, Louisiana

EXHIBIT INDEX

1.1	Form of Underwriting Agreement*

3.1	Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(1)

3.2	Articles of Amendment to the Restated Articles of Incorporation of First Guaranty Bancshares, Inc.(2)

3.3	Bylaws of First Guaranty Bancshares, Inc.(3)

3.4	Amendment to Bylaws of First Guaranty Bancshares, Inc.(4)

4	Form of Common Stock Certificate of First Guaranty Bancshares, Inc.(5)

5	Opinion of Luse Gorman, PC regarding legality of securities being registered*

10.1	Small Business Lending Fund—Securities Purchase Agreement.(6)

21	Subsidiaries of First Guaranty Bancshares, Inc.*

23.1	Consent of Luse Gorman, PC (contained in Opinion included as Exhibit 5)*

23.2	Consent of Castaing Hussey & Lolan LLC

24	Power of Attorney (set forth on signature page of this registration statement)*

101.SCH	XBRL Taxonomy Extension Scheme

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.INS	XBRL Instance Document

*	Previously filed.
(1)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(2)	Incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on September 23, 2011.
(3)	Incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(4)	Incorporated by reference to Exhibit 3.3 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(5)	Incorporated by reference to Exhibit 4 of the Current Report on Form 8-K12G3 filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on August 2, 2007.
(6)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by First Guaranty Bancshares, Inc. with the Securities and Exchange Commission on September 23, 2011.